Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030581

REGISTRANT'S NAME ForeningsSparbanken

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
APR 15 2002
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 4092 FISCAL YEAR 12-31-00

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/15/02

Annual Report 2000

Foreningssparbanken


FÖRENINGSSPARBANKEN

Swedbank

Financial reports 2001

FöreningsSparbanken will release earnings reports on the following dates in 2001:

Interim report January – March 2001	April 27
Interim report January – June 2001	August 23
Interim report January – September 2001	October 23

The Annual General meeting in 2001 will be held on April 5 in Stockholm.

The Group's financial reports can be accessed on Förenings-Sparbanken's home page at www.foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken
Swedbank
Annual Report 2000

Contents

Annual General Meeting

The Annual General Meeting will be held at the Stockholm Concert Hall (Konserthuset), Hötorget 8, Stockholm at 12:00 noon (Swedish time) on Thursday, April 5, 2001. Registration for the meeting begins at 10:30 a.m.

An exhibit on the Bank's operations will be arranged in connection with the meeting.

Notification of attendance, etc.

Shareholders who wish to attend the Annual General Meeting must be recorded in the shareholders register issued by VPC AB (the Swedish Securities Register Center) on Monday, March 26, 2001 and must notify the Company Secretary, FöreningsSparbanken/Swedbank, SE-105 34 Stockholm, Sweden not later 3:00 p.m. on Monday, April 2, 2001 in writing, by telephone +46 8 670 21 40, fax +46 8 411 56 64 or via the Internet at www.foreningssparbanken.se/ir under the heading bolagsstämma (Annual General Meeting).

When notifying the Company, please include your name, personal/company registration number (for Swedish citizens or companies), address and telephone number. To vote by proxy, a duly signed and dated power of attorney must be submitted to the Bank prior to the Meeting. If the power of attorney is issued by a legal entity, it must be accompanied by a certified registration certificate or other document attesting to the authority of the signatory.

To be entitled to attend the Meeting, shareholders whose shares are nominee-registered must request that they be temporarily re-entered in their own names in the shareholders register. The registration process, which normally takes several days, must be effected by March 26, 2001. Shareholders should therefore advise their nominees well in advance of this date.

Agenda

Matters which by law and the Articles of Association shall come before the Annual General Meeting include the presentation of the annual report of the Board of Directors and the Auditors' report as well as the consolidated financial statements and the Auditors' report for the Group for the financial year 2000, the adoption of the profit and loss account and the balance sheet as well as the consolidated profit and loss account and the consolidated balance sheet, the discharge from liability of the members of the Board of Directors for the period covered by the report, the disposition of the Bank's profit in accordance with the adopted balance sheet, the approval of the record date for the dividend and the election of the Board of Directors.

The Board of Directors' proposal to acquire the Bank's own shares in order to facilitate operations.

A list of the matters that will be brought before the Annual General Meeting will be included in the notice of the meeting, which is expected to be published on Wednesday, March 7, 2001 in, among others, the following newspapers: Dagens Nyheter, Svenska Dagbladet, GöteborgsPosten and Sydsvenska Dagbladet.

Dividend

The Board of Directors recommends that shareholders receive a dividend of SEK 5.50 per share. Tuesday, April 10, 2001 has been proposed as the record date for the right to the 2000 dividend. The last day for trading in the Bank's share with the right to the dividend is Thursday, April 5, 2001.

If the Annual General Meeting adopts the Board of Directors' recommendation, the dividend is expected to be paid by VPC on Tuesday, April 17, 2001.

Financial information 2001

FöreningsSparbanken's financial reports will be released preliminarily on the following dates:

April 27	Interim report January–March 2001
August 23	Interim report January–June 2001
October 23	Interim report January–September 2001

The Group's financial reports can be ordered by telephone at +46 771 22 11 22 (press 3#) or at the nearest FöreningsSparbanken branch, or can be accessed on the Bank's home page on the Internet at www.foreningssparbanken.se/ir. Shareholder information is also published in Sweden on TV4's text-TV page 182.

While every care has been taken in the translation of this Annual Report, readers are reminded that the original Annual Report, signed by the Board of Directors, is in Swedish.

Highlights of 2000

January
- Spintab launches a new Internet-based mortgage loan for private customers.

February
- FöreningsSparbanken raises its ownership stake in Norway's Sparebank 1 Gruppen to 25 percent.

March
- FöreningsSparbanken opens a branch in Oslo.
- The NetTrade online brokerage service launches a new platform.

April
- Birgitta Johansson-Hedberg takes over as the new President and CEO.
- A 7-point strategic program is launched.
- The Bank's sales channels are coordinated in a new retail operation.
- Employees and local board members of Förenings-Sparbanken are offered the opportunity to buy warrants entitling them to subscribe for new shares in FöreningsSparbanken. Eighty percent who receive the offer purchase warrants.

May
- FöreningsSparbanken decides to sell its holding in Poland's Bank Handlowy.
- FöreningsSparbanken decides to environmentally certify its operations according to the international ISO 14001 standard.

June
- FöreningsSparbanken sells its holding in Svensk Exportkredit.

August
- Telia and FöreningsSparbanken establish a new company for Internet-based public procurements that is later named Marakanda.
- Together with Sweden's other major commercial banks, development work begins on a joint Internet-based network, OffeX, where customers can trade stocks after the market has closed.

September
- The one-millionth customer signs up for FöreningsSparbanken by Telephone with Personal Assistance.
- FöreningsSparbanken becomes a component of the Dow Jones Sustainability Group Index.
- Sparebank 1 Gruppen acquires VÅR Bank & Forsikring.

October
- Hansapank announces an offer for Lithuania's Lietuvos Taupomasis Bankas or LTB.

November
- A new codetermination agreement – Insight, Involvement, Responsibility – is presented.
- FöreningsSparbanken is named Sweden's best Internet bank by the magazine Sparöversikt.
- A new generation of business Internet services is launched.
- FöreningsSparbanken and its subsidiary Robur gain over a 20-percent market share in Sweden's premium pension selection process.
- Through a collaboration with Swedish cable TV provider com hem, FöreningsSparbanken offers the first banking services via digital TV.

December
- FöreningsSparbanken's financial portal and Internet bank for the Danish private market, Firstviewbank, opens on a test basis.
- FöreningsSparbanken's raises its ownership interest in Hansapank by 5 percent to 57.7 percent.

Prepared for a new era

building a multispecialist bank

For most people and businesses in our markets, FöreningsSparbanken is the bank they count on. Our job, everyday and everywhere we interact with customers, is to meet their needs and wishes by providing the right products and services in the most convenient way we can.

Last year was one of the most profitable ever for FöreningsSparbanken. Our return on equity rose to 19.7 percent (15.7), among the highest for Nordic banks. We closed in on our goal of an cost/income ratio of 50 percent by reducing the ratio after loan losses to 61 percent in 2000 from 66 percent in 1999.

New opportunities for customers to reach the Bank

It should be easy and convenient for customers to reach FöreningsSparbanken. Developing electronic meeting places to complement physical meeting places has been an important step. Electronic meeting places have also freed up time in the branches for personalized advice, a benefit to both customers and employees. Our goal is that 80 percent of employees' time in the branch network should be devoted to sales.During the year we reached 62 percent, the highest figure since we began taking measurements.

A new business area, Retail, was established in 2000 to coordinate the Bank's meeting places and raise efficiency and quality in our interactions with customers. During the year we also increased the number of physical meeting places, and our ATM's, telephone bank and Internet bank are the largest of their kind in the Swedish market.

FöreningsSparbanken has built a very strong position in the Swedish banking market through its own efforts and the positive cooperation with independent savings banks and jointly owned banks. Last autumn's premium pension selection process, when one of five eligible Swedes selected Robur funds as a pension investment, is an example of the impact of these cooperations.

Internet and E-business – satisfying customers

Electronic channels and products became more of a natural choice during the year for a growing number of private and business customers. Moreover, those who utilize electronic channels are our most satisfied customers. To build on this, we have made E-business a separate business area within the Bank.

We introduced a large number of products and services during the year to improve the content and availability of our electronic channels. The "business web" for small and medium-size companies introduced in the autumn is a good example of how Internet technology facilitates efficiency and simplifies work routines. The electronic payroll statements and invoices we offer are other examples. To even better meet our customers' needs, we have begun cooperations with Telia, Ericsson and com hem to jointly develop new, cost-effective offerings via WAP telephony, mobile Internet and digital TV.

Multispecialist – a natural choice for FöreningsSparbanken

Customer demands for greater choice and convenience are leading to significant changes in the financial sector. We are anticipating a consolidation among traditional universal banks and the addition of new players. This applies to both channels and products. New alliances are being forged between financial companies and leading companies from other industries, such as retail, insurance and telecommunications.

Against this background, we conducted a comprehensive review of the strategies for each business area and the Group as a whole utilizing a forward-looking perspective. This work led us to conclude that FöreningsSparbanken will gradually shift from being a universal bank to a multispecialist bank in which each area has the opportunity to build its competence to match or beat the best in its market. Over time FöreningsSparbanken's business portfolio can then be steered toward higher growth and returns. A clearer differentiation in customer offerings and a segmentation of the market are necessary to better serve current customers and develop new growth areas.

The multispecialist model means that we will build specialized competencies in areas where we are active. Resources are being focused on priority growth areas, and each business area is developing its special strengths in order to add value for customers. Although growth potential is significant in several business areas, it is especially evident right now in



BIRGITTA JOHANSSON-HEDBERG:
PRESIDENT AND CEO

Savings, Retail and E-business. This transformation to multispecialization will draw attention to where and how we can create value. Each area of the Bank must set as its goal to maximize its competitive strength. This will enable FöreningsSparbanken to compete in all its business areas with both niche players and traditional companies.

During the past year I was able to see close up the competence, vitality and strength within FöreningsSparbanken and our allied banks around the Nordic and Baltic regions. I would like to greatly thank all the employees whose efforts in 2000 produced our excellent results and at the same time started a new change effort.

With a strong brand, nearly 10 million customers in the Nordic countries and 13,000 professional employees, we are well prepared to succeed in a changing market.

Stockholm, February 2001

Birgitta Johansson-Hedberg
President and CEO

Financial summary of 2000

Profit for the year was the best ever for FöreningsSparbanken. Higher income and lower expenses for comparable operations were contributing factors.

The business areas raised their profit during the year, while the foreign subsidiaries FI-Holding and Hansapank reported very positive profit trends.

INCOME

INCOME, SEK M


25,000
20,000
15,000
10,000
5,000
0
1998
1999
2000


25,000
20,000
15,000
10,000
5,000
0
Capital gains
FIH and Hansapank
Other
Total
1999
2000

The income trend during the year was very good. Of an increase of SEK 4,932 M, or 26 percent, the subsidiaries FI-Holding and Hansapank accounted for SEK 2,519 M. In other parts of the Group, net commission income rose by no less than 28 percent. Thanks to income growth in Swedbank Markets' trading operations, net profit on financial operations also rose substantially. Capital gains declined by SEK 658 M.

EXPENSES

EXPENSES, SEK M


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1998
1999
2000
Other
Profit-sharing fund


15,000
12,000
9,000
6,000
3,000
0
Profit-sharing fund
FIH and Hansapank
Other
Total
1999
2000

Expenses rose by SEK 1,573 M, or 13 percent. Excluding FI-Holding and Hansapank as well as allocations to the profit-sharing fund, expenses declined by 3 percent.

The goal of a cost reduction for comparable operations established by the Board of Directors in 1997 after the merger of Föreningsbanken and Sparbanken Sverige was achieved during the year



NILS-FREDRIK NYBLÆUS: DEPUTY PRESIDENT, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

PROFIT AND RETURN ON EQUITY

OPERATING PROFIT, SEK M


10,000
8,000
6,000
4,000
2,000
0
1998
1999
2000

FöreningsSparbanken's profit rose by 45 percent to SEK 9,366 M (6,454).

RETURN ON EQUITY, PERCENT


20
15
10
5
0
1998
1999
2000

The return on equity was 19.7 percent (15.7), while earnings per share amounted to SEK 12.10 (8.70).

TOTAL ASSETS AND LOAN LOSSES

TOTAL ASSETS, SEK BN


1,000
800
600
400
200
0
1998
1999
2000

The Group's total assets rose by SEK 95 billion to SEK 929 billion (834).

CAPITAL ADEQUACY, PERCENT


12
10
8
6
4
2
0
1998
1999
2000
Primary capital
Supplementary capital

On December 31, 2000 the capital adequacy ratio amounted to 10.8 percent (10.4), of which the primary capital ratio was 6.9 percent (6.0).

Five-year summary

KEY RATIOS, THE GROUP	2000	1999	1998	1997	1996 [1] Pro forma	1996 [2]
Profit						
Operating profit SEK M	9,366	6,454	6,326	2,400	6,282	5,302
Investment margin, %	1.51	1.48	1.61	1.94	2.24	1.99
Interest margin, %	1.35	1.33	1.42	1.71	1.93	1.75
I/C ratio before loan losses	1.76	1.58	1.61	1.54	1.82	1.85
I/C ratio after loan losses	1.63	1.50	1.49	1.14	1.46	1.54
C/I ratio before loan losses	0.57	0.63	0.62	0.65	0.55	0.54
C/I ratio after loan losses	0.61	0.66	0.67	0.88	0.69	0.65
Return on equity, %	19.7	15.7	16.9	1.4	16.1	20.4
Return on total capital, %	1.04	0,83	0.91	0.37	1.01	1.08
Earnings per share, SEK	12.10	8.70	8.75	0.71	8.93	9.28
Earnings per share after dilution, SEK	12.08	8.70	8.75	0.71	8.93	9.28
Profit before loan losses per employee, SEK 000	813	632	628	537	707	738
Profit after loan losses per employee, SEK 000	726	575	542	190	493	563
Capital						
Capital adequacy ratio, %	10.8	10.4	11.6	11.8	13.3	13.0
Primary capital ratio, %	6.9	6.0	6.1	6.1	7.2	7.0
Credit quality						
Loan loss ratio, net, %	0.2	0.1	0.2	0.3	0.6	0.4
Share of doubtful claims, %	0	0.1	0.8	1.3	1.5	1.5
Provision ratio for doubtful claims, %	105	85	49	50	52	52

[1] Refers to Föreningsbanken and Sparbanken Sverige. [2] Refers to the former Sparbanken Sverige.

OTHER DATA	2000	1999	1998	1997	1996 [1] Pro forma
Private customers, millions	5.3	5.3	4.4	4.5	u.s.
of whom Internet banking customers, thousands [2]	1,028	587	174	64	
of whom telephone banking customers, thousands [2]	1,925	1,833	600	385	
Business customers, thousands	320	308	230	200	u.s.
Employees	13,002 [3]	12,791 [4]	11,734	12,454	12,749
Branches	760 [5]	818 [6]	695	1,077	1,093
ATM's	1,636 [7]	1,466 [8]	1,137	1,176	1,168
In-store banking terminals	249 [9]	150	72	20	5

[1] Refers to Föreningsbanken and Sparbanken [2] Includes independent savings banks and jointly owned banks. [3] Of which, Hansapank 3,180 and FIH 142. [4] Of which, Hansapank 2,825 and FIH 144. [5] Of which, Hansapank 165 and FIH 4. [6] Of which, Hansapank 164 and FIH 5. [7] Of which, Hansapank 543. [8] Of which, Hansapank 430. [9] Of which, Hansapank 15.

BANKING ANALYSTS WHO FOLLOW FÖRENINGSSPARBANKEN'S PERFORMANCE

Firm	Analyst
ABG Securities	Sigmund Håland
Alfred Berg FK	Rodney Alfvén
Aros Maizels	Ingemar Skaret
Bank of America	Rahul Shah
BNP Paribas	Alexander Holcroft
Carnegie	Per Griberg
CAI Cheuvreux	Mats Anderson
Conventum	Bengt Dahlström
CSFB	Haakon Boenes
Danske Securities	Mikael Hallåker
Den Norske Bank	Knut Olstad
Deutsche Bank	Matt Spick
Dresdner Kleinwort Benson	Ola Stavem
Enskilda Securities	Thomas Johansson
Erik Penser FK	Bengt Claesson
Evli Securities	Juhana Virkkunen
Fox-Pitt Kelton	Garth Leder
Goldman Sachs	Cynthia Chan
Handelsbanken	Helena Nordell
HSBC	Andrew Buchanan
JP Morgan	Kian Abouhossein
Julius Bär	Axel Nygaard
Lehman Brothers	Fiona Swaffield
Merrill Lynch	Denise Vergot-Holle
Morgan Stanley	Amit Mehta
Nomura	Andrej Ilyin
Schroders Salomon Smith-Barney	Ronit Ghose
UBS Warburg	Andreas Håkansson
Öhman	Magnus Andersson

PROFIT AND LOSS ACCOUNT SEK M	2000	1999	1998	1997	1996 * Pro forma	1996 **
Interest receivable	52,560	40,197	44,304	46,348	52,224	42,983
Interest payable	– 38,971	– 28,854	– 32,940	– 33,557	– 38,307	– 32,622
Net interest income	13,589	11,343	11,364	12,791	13,917	10,361
Dividends received	247	159	155	232	113	103
Commissions receivable	8,377	6,119	5,364	5,173	4,137	3,292
Commissions payable	– 1,593	– 1,216	– 1,084	– 948	– 784	– 615
Net commission income	6,784	4,903	4,280	4,225	3,353	2,677
Net profit on financial operations	1,694	579	827	930	1,363	1,145
Other operating income	1,689	2,087	2,684	1,091	1,259	769
TOTAL INCOME	**24,003**	**19,071**	**19,310**	**19,269**	**20,005**	**15,055**
General administrative expenses						
Staff costs	– 6,448	– 5,792	– 5,760	– 6,411	– 5,568	– 4,186
Other costs	– 6,000	– 5,556	– 5,598	– 5,503	– 4,782	– 3,492
Depreciation/amortization and write-downs of tangible and intangible fixed assets	– 1,271	– 798	– 668	– 596	– 673	– 435
TOTAL EXPENSES	**– 13,719**	**– 12,146**	**– 12,026**	**– 12,510**	**– 11,023**	**– 8,113**
PROFIT BEFORE LOAN LOSSES	**10,284**	**6,925**	**7,284**	**6,759**	**8,982**	**6,942**
Loan losses, net, and change in the value of property taken over	– 1,115	– 636	– 1,002	– 1,512	– 2,731	– 1,651
Share of profit of associated companies	197	165	44	42	31	11
Write-down of acquired property				– 2,889		
OPERATING PROFIT	**9,366**	**6,454**	**6,326**	**2,400**	**6,282**	**5,302**
Profit earned prior to acquisition			– 32	– 666	– 429	
Appropriations	– 5	70	44	6	5	5
Taxes	– 2,476	– 1,904	– 1,719	– 1,398	– 1,557	– 1,435
Minority interest	– 501	– 28				
PROFIT FOR THE FINANCIAL YEAR	**6,384**	**4,592**	**4,619**	**342**	**4,301**	**3,872**

BALANCE SHEET SEK M	2000	1999	1998	1997	1996 **
Assets					
Loans to the public	629,737	569,409	516,909	499,110	383,533
Loans to credit institutions	130,294	104,516	71,462	89,202	53,858
Interest-bearing securities					
Treasury bills and other bills eligible for refinancing with central banks	29,220	28,019	37,121	5,929	11,481
Bonds and other interest-bearing securities	31,246	30,408	23,101	23,366	17,548
Shares and participating interests	11,524	12,031	9,331	6,082	4,423
Other assets	97,418	89,327	62,024	44,686	31,607
TOTAL ASSETS	**929,439**	**833,710**	**719,948**	**668,375**	**502,450**
Liabilities, provisions and shareholders' equity					
Deposits and borrowings from the public	247,438	210,537	190,355	216,941	146,121
Amounts owed to credit institutions	126,478	127,948	120,755	99,900	70,393
Debt securities in issue	379,620	344,082	290,778	251,294	212,343
Subordinated liabilities	29,359	25,352	24,754	23,321	17 242
Other liabilities	111,590	94,784	64,468	49,542	36,302
Shareholders' equity	34,954	31,007	28,838	27,377	20,049
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY	**929,439**	**833,710**	**719,948**	**668,375**	**502,450**

* Refers to Föreningsbanken and Sparbanken Sverige.

** Refers to the former Sparbanken Sverige.

Market shares

RETAIL MARKET FöreningsSparbanken	Date of market shares	Market shares, percent 2000	1999	1998	1997	1996	Volumes, SEK billion 2000	1999	1998	1997	1996
Deposits, SEK M	12/00	27	28	29	31	32	111	117	119	118	131
Bank loans, SEK M	12/00	25	28	30	32	35	61	59	59	59	57
Mortgage financing	12/00	36	36	37	37	36	203	192	182	173	164
Individual pension savings	12/00	34	35	35	36	37	9	9	5	4	3
Retail market bonds	12/00	23	18	24	27	26	11	15	23	28	32
Fund investments	12/00	32	34	35	35	33	288	290	193	158	105
Unit-linked insurance *	9/00	26	30	34	38	17	45	40	18	10	9
Bank cards (thousands)		u.s.	u.s.	u.s.	u.s.	u.s.	2,457	2,341	2,035	1,751	1,570
Credit/debit cards (thousands)		u.s.	u.s.	u.s.	u.s.	u.s.	415	422	265	228	140

CORPORATE MARKET FöreningsSparbanken	Date of market shares	Market shares, percent 2000	1999	1998	1997	1996	Volumes, SEK billion 2000	1999	1998	1997	1996
Bank deposits, SEK M	12/00	13	13	15	16	13	38	35	31	34	29
Bank loans, SEK M	12/00	22	24	25	27	23	97	95	91	84	71
Bank loans, foreign currency	12/00	7	10	14	18	18	6	6	9	12	11
Leasing via finance companies	9/00	5	5	5	6	6	5	4	3	3	3
Installment purchases via finance companies	9/00	15	15	16	17	18	7	6	5	4	3

MUNICIPAL MARKET FöreningsSparbanken	Date of market shares	Market shares, percent 2000	1999	1998	1997	1996	Volumes, SEK billion 2000	1999	1998	1997	1996
Deposits	12/00	37	37	31	33	42	6	7	7	7	8
Bank loans	12/00	20	26	28	29	29	6	8	8	8	7
Mortgage financing	12/00	44	41	51	47	50	7	8	8	8	8
Municipal commercial paper	12/00	19	22	35	39	48	1	1	1	2	3

* Market shares refer to new policies.

Sources: Statistics Sweden, Sveriges Riksbank and the Swedish Insurance Association.

FöreningsSparbanken's market position in Sweden

SAVINGS AND INVESTMENTS

- 1st household deposits
- 1st fund savings
- 1st individual pension savings
- 1st unit-linked insurance (new polices)
- 1st premium pension savings
- 1st–7th stock brokerage

SALARIES AND PAYMENTS

- 1st direct salary deposits
- 1st card clearance transactions
- 1st bank cards
- 1st–2nd giro payments

HOUSING

- 1st–2nd mortgage loans
- 1st–2nd real estate brokerage

MEETING PLACES

- 1st branches
- 1st Internet bank
- 1st telephone bank
- 1st ATM's

CORPORATE MARKET, 20-30 percent

- Deposits
- Lending
- Installment financing and leasing

Historical background

The first Swedish savings bank was founded in 1820 and the first agricultural cooperative bank in 1915. Today's FöreningsSparbanken is the result of a merger between Sparbanken Sverige and Föreningsbanken in 1997.

FöreningsSparbanken traces its origin back to the savings bank movement in the early 1800's and the cooperative bank movement in the early 1900's. From the very beginning both banks were distinguished by a strong local presence.

The first Swedish savings bank was founded in 1820 and the first cooperative bank in 1915, based on forerunners in Scotland and Germany. The original idea behind both movements was to promote long-term savings and investments and to create financial security for individuals.

The first savings bank in Sweden was established in Gothenburg. Savings banks were considered a special business entity in accordance with special legislation. At their peak, in the early 1930's, there were nearly 500 savings banks in Sweden.

In the early 1940's the savings banks formed a jointly owned central bank, Sparbankernas Bank. In the 1960's and 1970's the number of savings banks declined substantially as they merged into larger units.

In 1992 eleven of the largest regional savings banks, which had earlier converted into banking companies, merged into Sparbankernas Bank. Together they formed Sparbanken Sverige, which was publicly listed in June 1995.

Föreningsbanken dates back to Sweden's agricultural cooperatives, the first of which was established in Västerhaninge, outside Stockholm. In the cooperatives, each member had one vote. These operations fell under special legislation for agricultural cooperatives. Individual cooperatives were affiliated with regional associations. Beginning in 1958 the organization included a central bank, which in 1974 changed its name to Föreningsbankernas Bank.

In the early 1990's the 12 regional cooperative banks merged with Föreningsbankernas Bank to form Sveriges Föreningsbank. In 1992 this bank joined together with the local cooperative banks to form a single banking company, Föreningsbanken, which was publicly listed in January 1994.

Föreningsbanken and Sparbanken Sverige merged in 1997 to form FöreningsSparbanken.

Owners and share data

Return on equity

The Group's objective is a return on equity that over the long term exceeds the weighted average for large, listed banks in Sweden, Denmark, Finland and Norway.

Dividend

In the long term the dividend shall amount to at least 30 percent of profit after tax.

DIVIDEND,
SEK per share


SEK
6
5
4
3
2
1
0
Tornet* share 0.3
Mandamus* share 1.5
****
1995**
1996**
1997
1998
1999
2000
Dividend ratio
29%***
39%
560%***
53%
57%
45%

* Based on price on the first day of trading.
** The figures for 1995–1996 refer to Sparbanken Sverige.
*** Excluding share distributions.
**** According to Board of Directors' proposal.

Capital adequacy

The Group shall maintain a capital adequacy ratio of at least 10.5 percent, of which the primary capital ratio over the long term shall fall in the range of 6.5 to 7.5 percent.

CAPITAL ADEQUACY


Percent
15
12
9
6
3
0
1995
1996*
1997
1998
1999
2000
Primary capital
Supplementary capital

The figures for 1995 refer to Sparbanken Sverige.
* Pro forma

Other operating objectives

- C/I ratio after loan losses of not more than 50 percent.
- Maintain or raise market shares in all main areas.
- No less than 60 percent of customers report being very satisfied.
- No less than 40 percent of employees report being very satisfied.

Employee warrant program

During the spring employees of FöreningsSparbanken and its wholly owned Group companies and the board members of the local banks were offered the opportunity to buy warrants in FöreningsSparbanken. The 8,030,000 warrants that were subscribed for can be converted to an equal number of shares in 2005.

OWNERSHIP STRUCTURE
December 31, 2000


General public 11.3% (12.3)
Farmers' cooperative 3.5% (3.5)
Swedish institutional investors 25.7% (29.9)
Independent savings banks 6.6% (5.9)
Savings bank foundations 19.8% (19.1)
International investors 33.1% (29.3)

NO. OF SHAREHOLDERS, DECEMBER 31, 2000

Size of holding	No. shares	No. of shareholders
1–500	37,124,837	395,355
501–1,000	10,915,058	16,094
1,001–2,000	5,991,088	4,304
2,001–5,000	4,150,803	1,388
5,001–10,000	1,685,509	239
10,001–20,000	2,235,137	153
20,001–50,000	4,682,457	140
50,001–100,000	7,431,513	102
100,001–	453,592,441	268
Total	**527,808,843**	**418,043**
of which,		
nominee-registered	378,101,078	15,711

SHAREHOLDERS, DECEMBER 31, 2000

Percent of capital and voting rights	2000	1999
Savings bank foundations	19.8	19.1
Independent savings banks	6.6	5.9
National Pension Insurance Funds	4.4	4.2
Alecta	3.6	3.3
Farmers' cooperatives	3.5	3.5
Robur equity funds	2.4	2.5
SPK	2.4	2.5
SEB equity funds	1.6	2.1
Skandia	1.5	2.3
Förbundsdepån	1.4	1.6
SHB equity funds	0.9	1.7
AFA Försäkringar	0.7	1.0
Other Swedish institutional investors	6.8	8.7
General public	11.3	12.3
Other international investors	33.1	29.3
Total	**100.0**	**100.0**

SHARE PERFORMANCE COMPARED WITH BANK INDEX AND GENERAL INDEX



SEK
250
200
150
100
50
1995
1996
1997
1998
1999
2000
FöreningsSparbanken
Affärsvärlden General Index
Affärsvärlden Bank Index

The share

The FöreningsSparbanken share is listed on the OM Stockholm Exchange's A list of its most active stocks. It is traded under the symbol FSPA A.

CHANGES IN SUBSCRIBED CAPITAL

Year	Transaction	Par value per share, SEK	Price, %	added number of shares	Accumulated number of shares	Subscribed capital, SEK M
1990					4,880,000	2,440
1990	New share issue	500	100	1,000,000	5,880,000	2,940
1991	New share issue	500	120	960,000	6,840,000	3,420
	New share issue	500	100	1,200,000	8,040,000	4,020
1992	Split 5:1	100		32,160,000	40,200,000	4,020
	New share issue	100	100	10,000,000	50,200,000	5,020
1993	Split 10:1	10		451,800,000	502,000,000	5,020
1994	New share issue	10	573	38,000,000	540,000,000	5,400
1995	New share issue/reduction	10	650/630 [1]	– 261,819,298	278,180,702	2,782
	Bonus issue	20			278,180,702	5,564
1996		20			278,180,702	5,564
1997	New share issue	20		72,717,269	350,897,971	7,018
1997	New share issue	20		974,591	351,872,562	7,037
1998		20			351,872,562	7,037
1999	Bonus issue1:2	20		175,936,281	527,808,843	10,556
2000		20			527,808,843	10,556

[1] Prices are the result of the conversion of four different classes of preferred shares in the spring of 1995.

DATA PER SHARE

SEK	2000	1999 [1]	1998	1997	1996
Operating profit per share	11.99	8.74	8.63	3.27	9.15
Earnings per share	12.10	8.70	8.75	0.71	9.28
Earnings per share after dilution [3]	12.08	8.70	8.75	0.71	9.28
Equity per share	66.22	58.75	54.64	51.87	48.05
Net asset value per share	77.80	70.89	66.78	59.64	n.a.
Adjusted equity per share	66.28	58.75	54.91	51.91	48.59
Cash flow per share	– 5.35	18.67	25.96	n.a.	n.a.
Cash dividend per share	5.50 [1]	5.00	4.67	4.00	3.67
Distribution of shares in Mandamus, per share [2]				1.50	
Share price at year-end	144.50	125.00	139.33	119.67	77.67
Yield, %	3.81	4.00	3.35	3.34	4.70
P/E	12.05	14.29	16.42	37.16	8.63
Price/equity per share, %	218	213	255	231	162

[1] According to Board of Directors' proposal.

[2] Based on price on first day of trading.

[3] In 2005 a maximum of 8,030,000 shares could be added if employee warrants are fully converted.

Strategy

Everyone dreams of financial independence. The road to achieving it is where the Bank comes in, as a partner. We are the Bank of Opportunities – for customers, employees, shareholders and the community. This is our vision for FöreningsSparbanken, and the starting point is our customers and how they feel about us. Our business is a source of inspiration and new knowledge.

Our business concept is to be the clear choice among banking alternatives for private individuals, companies, the agricultural sector, municipalities, county councils and organizations by offering a range of customized, easy-to-use financial services.

Strategic focus – building a multispecialist bank

The financial sector is currently undergoing rapid change driven by industry consolidation, new technology and new customer needs. Niche players are adding new products and sales channels. Work routines changed in the 1990's, and the pace of change will continue to increase as customers make greater use of telephone and Internet channels and other convenient self-service options. FöreningsSparbanken has stayed on the cutting edge of these changes. The comprehensiveness of our offerings is the key, helping us to maximize value for customers, shareholders, employees and, as an extension, the communities in which we operate.

FöreningsSparbanken's strategic focus is to develop a multispecialist organization.

This is a natural extension of our vision of creating "The Bank of Opportunities" and a consequence of the changes in the world around us. Maximum competitive strength is a requirement that each unit within the Bank must place on itself. We compete against both niche players and traditional companies in all our business areas. This is why our aim is to build specialized competence in the areas where we are active. A multispecialist has both the focus and concentration needed to develop new growth opportunities.

Specialist competence in several areas

FöreningsSparbanken's history and corporate culture are key factors that must be preserved and built on. The strategy of being a multispecialist rests on this stable foundation. The Bank today comprises several different business areas and business processes. Each area will focus on its own opportunities and thereby add value for customers. An emphasis on management by objectives will help the Group to prioritize important growth areas. The Bank will grow by expanding in business areas where it offers special strengths and is positioned in attractive markets. This approach will be the basis for improving products and services as well as increasing efficiency and competitiveness.

Priorities

In Sweden, FöreningsSparbanken has 4.1 million private customers and 231,000 business customers. To meet their needs, the Bank has set a number of strategic priorities.

- Because of the large number of customers in various segments of the Bank, we have to have several differentiated, customized offerings. With convenient self-service options and new electronic channels, the Bank will continue to improve its offerings. The fact that FöreningsSparbanken together with the independent savings banks and jointly owned banks has the largest nationwide distribution network in Sweden means that it can provide customers with the accessibility they demand. Together with our subsidiary banks and allied partners in the Nordic countries, we can also offer a full range of services in the Nordic and Baltic regions. For those who want customized solutions, we will be developing special offerings to a much greater degree than before.

- Internet technology facilitates the development of new, more efficient work models and new growth opportunities. FöreningsSparbanken is a leader in this area. We are now prioritizing web-adapted processes and creating initiatives in E-business based on our customers' requests and needs and our own competence.

- FöreningsSparbanken is focused on improving its strategic position by participating in structural changes and implementing additional acquisitions. The priority is to strengthen our international growth platforms through current and new partners.

- We prioritize initiatives that optimize the capital we use and raise the efficiency with which we use it.

- FöreningsSparbanken's development will place new demands on the organization. We are therefore increasing our investments in skills training and incentive programs.

The multispecialist strategy is the foundation on which we will improve the Bank's products and services as well as raise our efficiency and competitive strength. Implementing the strategy will create considerable value for FöreningsSparbanken's customers, shareholders and personnel.

Seven-point program

At the Annual General Meeting in April 2000 the Bank presented a change program to focus on growth and value-added.

- Open up the value chain to provide greater benefit to customers and maximize the potential of every part of our business. Several factors, including new technology, are working together to reduce interaction costs in the financial sector. This makes it easier for new companies to enter the market, but it also increases opportunities for existing companies. FöreningsSparbanken's aim is to offer customers market-leading products – both its own and others'. The first step will be taken in the spring of 2001, when the Bank's own range of investment funds is complemented by a number of leading international funds. In the same way, the Bank utilizes sales channels other than its own. During the year Sparebank 1 Gruppen in Norway and Aktia Sparbank in Finland accounted for approximately 4 percent of Robur's net fund sales.

- Growth. FöreningsSparbanken will prioritize growth in the savings market and in 2001 will be making special efforts to strengthen Robur's market position. Further investments in growth are being made regionally in select markets where conditions are favorable as well as in the further development of the Bank's alliances in the Nordic and Baltic regions.

- Coordination of the Bank's sales channel within a single retail operation. In 2000 the bank coordinated its Internet, telephone and local branch sales channels in the new Retail business area in order to achieve better efficiency and a higher level of service. The Bank's meeting places are changing as a larger number of customers utilize convenient self-service options via the telephone and Internet. FöreningsSparbanken is continuously developing its Internet and telephone banks to better meet customer demand. In our local branches, advisory services are increasing, while teller transactions continue to decline. This trend will continue and is essential in order to offer the Bank's 5.7 million customers (including the independent savings banks and jointly owned banks) the highest level of accessibility and service. Our goal is that the time spent on sales by branch employees will increase from 60 percent today to 80 percent.

- Heighten competence. In 2001 the Bank will more than double its resources for skills development, allocating SEK 53 M to meet the demand for licensed financial advisors and specialized competence. Performance incentives have been implemented to strengthen motivation and focus on operational objectives.

- E-business – a new business area. The Bank's efforts in the Internet and E-business are being brought together in a new business area to facilitate coordination and prioritization. A number of new services and business projects were launched during the year, which will continue in 2001.

- Operational efficiency. In order to increase operational efficiency, financial and operational objectives have been refined and communicated to the organization. Each business area has an action program to reach its objectives that is followed up at the Group level.

- European Internet presence. In the spring of 2001 an Internet bank will be launched in Denmark, Firstviewbank. The new bank will test new concepts and products. Further efforts will be based on evaluations of these tests.



BILLIONS IN ONLINE PAYMENTS

In December of last year FöreningsSparbanken's private customers made an average of 65,000 payments a day using the Internet. In total, SEK 24 billion in payments were made online in 2000. Of our most frequent online users, approximately 11.1 percent are women between the ages of 44 and 65.

Organization


BOARD OF DIRECTORS
Internal Audit
PRESIDENT
Accounting, financial control, treasury
Financial risks/CFO
Credit/CCO
IT/CIO
Operational risks
HR and skills development
Group development
Information and investor relations
Marketing communications
Executive secretary
RETAIL BUSINESS AREA
Local banks
Telephone
Internet
BUSINESS AREAS
Savings
Lending
Payments
E-business
Swedbank Markets
ALLIANCES BUSINESS AREA
Independent savings banks
Jointly owned banks
FIH
Hansapank
Aktia Sparbank
SpareBank 1 Gruppen
SUPPORT FUNTIONS
Support
IT
Other

In 2000 FöreningsSparbanken introduced a new operational structure that creates a simple, clearly defined organization. This has improved opportunities for central control and follow-ups of shared concepts, in combination with decentralized decision-making within the business operations. The new structure facilitates a greater customer focus while creating expanded customer offerings through an open value chain.

The new Retail business area was created in 2000 to better meet customer needs by bringing together the Bank's Swedish meeting places in a single organization. Retail's customers consist of private individuals, small and medium-size businesses, organizations, municipalities and county councils.

Retail

INTERVIEW WITH **INGRID PERSSON**, HEAD OF THE RETAIL BUSINESS AREA.

Why has Retail become a separate business area?
"By creating the Retail business area, FöreningsSparbanken has brought together a large part of its sales under one hat.

Ultimately, this is the result of a change in behavior on the part of our customers. By creating Retail, we can more effectively and more uniformly interact with customers, regardless of whether they choose to visit the Bank at a branch, on the Internet, by telephone, at an ATM or in any other way."

What are the advantages for customers?
"During the eight months that the business area has been in existence, we have been working in various ways to create more time for advisory services, which our customers really want. In 2000 about twice as many financial planning consultations were held as in the year before."

Have electronic meeting places changed customers' behavior?
"Customers are always looking for more convenient and efficient ways to do their banking. For example, the number of customers who use FöreningsSparbanken by Telephone with personal assistance reached over one million by year-end, and twice as many were using the self-service option. The number of Internet banking customers in the Group also passed the one million mark at that point, of whom just over 800,000 were in Sweden. Consequently, the number of teller transactions declined by approximately 20 percent during the year."

How well did Retail do in the market in 2000?
"The premium pension selection process in Sweden was a major success for the Bank. No less than 20 percent of those who chose their own pension options decided on FöreningsSparbanken. In comparison, the other major banks picked up around 15 percent together. Our efforts in the corporate market in the late autumn, where we focused on the Bank's 231,000 small business customers, were also successful. After only three months our new Internet-based payroll service is being used by around 12,000 customers. This service makes it much easier for customers to manage their payrolls and lightens the load at our branches. In total during the year, the number of online business customers more than doubled, and during the last month alone the increase was upwards of 7 percent, to around 58,000 overall."

What does an open value chain mean?
"Our customers are increasingly demanding a broader range of products and services. In order to meet this demand, we have decided to also sell certain products that are produced by others."

"What important issues does the Retail business area face in the future?
"Different customer groups demand different offerings. Opening the so-called value chain is one way to adapt our offerings to the needs of our customers. Customers are asking for more professional advice, and to meet this demand we are continuing to emphasize skills development. Another area that is important is providing customers with access to the Bank in ways that are convenient to them. It turns out that Internet and telephone banking customers are more pleased than customers that don't use these services for their day-to-day needs. In addition, an increase in Internet and telephone banking frees up more time to offer customers personal advice."



INGRID PERSSON, HEAD OF THE RETAIL BUSINESS AREA

RETAIL BUSINESS AREA

By establishing the Retail business area, Förenings-Sparbanken has created a clearly defined sales organization. The Bank now has a much more forceful presence than before, regardless of whether customers choose to interact with us at our branch offices, on the Internet, by telephone, at an ATM or in any other way. Retail is responsible for contacts with the Bank's main target groups: private customers, small and medium-size businesses, municipalities; county councils and organizations.

Retail includes 111 local banks divided into seven regions: North, Central, Stockholm, Southeast, West, Gothenburg and Bohuslän, and South.

Also included are FöreningsSparbanken by Internet, FöreningsSparbanken by Telephone and the business units Corporate Customers, Organizational Customers, Juristbyrån AB, Swedbank Luxembourg, Women & Economics, Forestry and Agricultural Customers and the Institute of Personal Finance, as well as a number of business support units.

Retail's goal is to develop the relationship between customers and the Bank. The organization should provide the market's best financial products and services and offer the best availability. Every customer should have the opportunity to choose the meeting places that suit him or her best.

With more time for advisory services, which are in great demand, the Bank is able to work with customers to create more value-added. A continued focus on skills development is also a priority in 2001.

To better meet customer needs, quality measurements are conducted on a continuous basis.

FÖRENINGSSPARBANKEN'S CUSTOMERS IN SWEDEN

FöreningsSparbanken has the largest customer base of any Swedish bank with regard to private individuals, small and medium-size businesses, municipalities, county councils and organizations.

Because of its long-term commitment to the local community, FöreningsSparbanken has built strong relationships with large sectors of Sweden's population, businesses and organizations. The Bank works with around 4.1 million private individuals, most of Sweden's municipalities and county councils, and a large part of the country's small and medium-size businesses and agricultural customers.


Private individuals
• FSPA 4.1 million customers
• Independent savings banks 1.3 million customers
• Jointly owned banks 0.2 million customers
Municipalities (289)
County councils (21)
• FSPA 220 municipalities
• Independent savings banks 93 municipalities
• Jointly owned banks 20 municipalities
FöreningsSparbanken
Small and medium-size businesses
• FSPA 231,000 companies
• Independent savings banks 99,000 companies
• Jointly owned banks 13,000 companies
Nationwide organizations
• Union, cooperative and religious organizations
Large companies
Certain municipalities are customers of FöreningsSparbanken as well as independent savings banks or jointly owned banks.

FöreningsSparbanken wants to be the banking choice for businesses and the majority of individuals, and sees opportunities in all these customer groups.

Private individuals

Together with the independent savings banks and jointly owned banks, FöreningsSparbanken has geographic coverage throughout the country through 919 branches, 1,066 ATM's, around 30 deposit terminals and 234 in-store banking terminals.

The Bank has a major presence in telephone and Internet banking and remains in the forefront in the development of new ways for customers to conveniently handle their banking transactions.

FÖRENINGSSPARBANKEN'S POSITION AMONG VARIOUS CUSTOMER GROUPS


Percent
60
50
40
30
20
10
0
Internet users
15–29 years
Small business owners
College/ university education
Save over SEK 250,000
FöreningsSparbanken
Next largest bank

This, in combination with a strong local presence, explains the Bank's success among so many customer groups. Customers want to interact with the Bank in different ways. Although the branch is still very important, a growing number of people use FöreningsSparbanken by Telephone and Internet. For 25 percent of customers, the telephone is currently their main way to contact the Bank, while 16 percent say it is FöreningsSparbanken by Internet.

Customers who use the telephone as their main means of contact also utilize branches and the Internet to some degree, while Internet banking customers tend to handle the large part of their transactions online. The branch's role is changing to that of a meeting place for advice and forum to discuss customers' financial opportunities.

AVERAGE NUMBER OF PRODUCTS PER PRIVATE CUSTOMER


Number
4.0
3.9
3.8
3.7
3.6
3.5
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00

CUSTOMERS' MAIN METHOD OF CONTACTING THE BANK


Percent
80
70
60
50
40
30
20
10
0
All customers
Telephone bank customers
Internet customers
Branches
Telephone
Internet

Payments

Customers now have many ways to handle their payments, from traditional channels such as branches, cards and giro accounts to FöreningsSparbanken by Telephone and Internet. With greater freedom of choice, they can take care of their payments how and when it suits them best. As a result, channels outside the branch have substantially increased their share of total payment flows in recent years.

For example, 25 percent of giro payments and 22 percent of fund transactions are now handled online.

Thanks to the progress of the new channels, the Bank is handling less cash, which is well in line with its objective to reduce this costly aspect of the business. Teller transactions decreased by 20 percent during the year.

Savings and investments

Demand for savings and investment services varies in large part based on a customer's stage in life. The types of savings they choose depends on their attitude toward risk, security, accessibility and investment horizon. In recent years there has been a shift from bank savings to fund savings. The number of customers who invest in funds rose by a net of approximately 300,000 to slightly over 2,600,000 in 2000.

Fund investments have increased among all age groups. In previous years the largest increase was among older customers. Today it is among younger customers.

Because FöreningsSparbanken has so many private customers and such a large market share in terms of salary payments in Sweden, it also has a high share of household deposits. Bank savings are an important liquidity reserve for many customers.

Due to increasing uncertainty about Sweden's future safety net, pension savings has become an increasingly important issue for customers. In 2000 eligible Swedes for the first time were able to choose their own pension insurance alternatives. FöreningsSparbanken succeeded well in the selection process, securing over a 20-percent share of total investments.

The number of customers who invest in individual pension savings rose by slightly over 90,000 in 2000. Together with the independent savings banks and jointly owned banks, FöreningsSparbanken has around 570,000 individual pension savings customers.

PREMIUM PENSION MANAGERS


FöreningsSparbanken
AMF Pension
SPP
Folksam/KPA
Länsförsäkringar
Handelsbanken
Nordbanken
Skandia/Carlson
Carnegie
0
2,000
4,000
6,000
8,000
10,000
SEK M

Source: PPM

Lending

When it comes to borrowing as well, customers' needs are determined largely by their stage in life.

For most people, their home and its financing is their largest financial commitment.

For years FöreningsSparbanken has been a strong player in the housing area, and it continues to develop products and services that can help customers live well within their means.

AVERAGE DEBT FOR VARIOUS AGE GROUPS


SEK thousand
450
400
350
300
250
200
150
100
50
0
18-24
25-44
45-64
65-
Bank loans
Spintab

The Bank also offers customers financing solutions for the many needs that arise in the various stages of their lives. For example, it has developed loans for auto and boat financing, where the asset serves as collateral. As a whole, personal solutions are available for every customer's loan needs.

BUSINESSES

FöreningsSparbanken works with more than a third of the country's small and medium-size companies and has a strong position in most industries.

Businesses are an important customer group for FöreningsSparbanken and a priority in its work. In 2001 the focus is on migrating small business customers to telephone and Internet services, as well as increasing the number of transactions with both small and medium-size companies.

NUMBER OF PRODUCTS PER BUSINESS CUSTOMER


Number
5.0
4.5
4.0
3.5
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00

Unique customer needs – focus on small businesses

As FöreningsSparbanken adapts its range of products and services to the needs of its various customer groups, it has also begun a major effort to reach small and medium-size companies. This work, which began last autumn, is continuing in 2001.

Internet banking services for businesses

FöreningsSparbanken's web site for businesses – www.foreningssparbanken.se/foretag – was redesigned last autumn and is now registering around 3,000 visits a day. Slightly over 26 percent of the Bank's business customers currently use FöreningsSparbanken by Internet. A number of online business services were introduced in 2000, including access to foreign currency accounts, foreign payments and salary payments.

The demand for online banking among small and medium-size companies is evident by the fact that after only three months 12,000 companies were managing their payrolls using FöreningsSparbanken by Internet. The Bank's online business services will be expanded in 2001 to include accounting programs, invoicing and other products depending on customer needs. There is great potential to sell FöreningsSparbanken by Internet to small and medium-size companies. The share of business customers that want to bank by computer far exceeds the share that already do so.

FöreningsSparbanken by Telephone for business customers

FöreningsSparbanken by Telephone for business customers is growing substantially. In 2000 the operations were more clearly focused on the needs of small and medium-size businesses. The number of business customers that use FöreningsSparbanken now exceeds 140,000.

IT Liftoff

Surveys show that only a third of Swedish small businesses have an e-mail address. During the autumn of 2000 FöreningsSparbanken, the independent savings banks and jointly owned banks started a project called IT Liftoff together with the other participants in SVEA, a nationwide effort to demonstrate to businesses the benefits of being online. Participating with the banks on IT Liftoff are the Swedish Federation of Private Enterprises, Telia, the National Board for Industrial and Technical Development, Microsoft and a number of municipal business development offices. Last autumn small business owners around the country were invited to 150 seminars on "Benefiting from the Internet." The media attention drawn by the seminars has grown, strengthening the project in the process. New seminars and activities are planned in 2001. In addition to IT Liftoff, FöreningsSparbanken, the independent savings banks and jointly owned banks are working on a number of other projects with the same objective, to bring companies online. One is the "E-pilot" project together with the Chamber of Commerce of Western Sweden.

One reason why the Bank wants to underscore the advantages of the Internet, aside from the considerable business potential it offers, is that we feel there is a major risk by not being involved.

Forestry and agriculture

Due to the structural transformation in Swedish agriculture, the forestry and agricultural sectors invested substantially throughout the 1990's. Larger entities were created and major investments were made in buildings, among other things. During the same period a large number of farms and properties were passed on to younger generations.

Together with the independent savings banks and jointly owned banks, FöreningsSparbanken has provided a large share of the financing for forestry and agricultural investments and estate transfers. The sector maintains a strong creditworthiness, which would indicate that it should remain highly solvent. In 2000 FöreningsSparbanken, together with the independent savings banks and jointly owned banks, further strengthened its position in this market.

The continued structural transformation in Swedish agriculture will lead to further financing needs in the future. FöreningsSparbanken is therefore in a position to bolster its role as the best bank for farmers and forestry owners by utilizing the Group's entire range of products and services.

MUNICIPALITIES AND COUNTY COUNCILS

FöreningsSparbanken is the leading bank for Sweden's municipalities and county councils, including municipally owned companies.

One of several reasons for the Bank's success is its utilization of new communication technology. E-billing and electronic payroll lists are an example. The close cooperation with municipalities is also exemplified by the sharing of information on alternative forms of financing, such as funding programs in the money and capital markets.

As a whole, the Bank maintained its high share of the municipal market during the year.

ORGANIZATIONS

The Bank continues to maintain a strong position among Swedish organizations, especially unions, religious groups, sports clubs and other non-profits both locally and centrally.

Loans for union members are still a successful product, and volumes continue to rise. Also worth mentioning is a program conducted at the Swedish Metal Workers' Union's IT school in cooperation with the union and Telia. This training effort, which added a number of new online customers for the Bank, will be expanded to include four other major unions within the Swedish Trade Union Confederation in 2001.

The Bank's payment systems are also used extensively by Swedish organizations.

MEETING PLACES

In order to give customers the opportunity to interact with the Bank where it is most convenient and at times that suit them best, the Bank is constantly developing and upgrading its meeting places.

FöreningsSparbanken's aim is to offer flexibility in its interaction with customers, allowing them to choose the meeting places that suit them and benefit their relationship with the Bank. The development of new meeting places and upgrade of existing ones is a continuous process.

Today customers have the opportunity to contact the Bank in many different ways based on their individual needs and wants.

In 2001 FöreningsSparbanken plans to further enhance its physical and digital meeting places. Changes in the market and customer demand for accessibility, convenience, competence, financial insight and simplicity require coordination and professionalism in the Bank's interaction with customers.

PHYSICAL MEETING PLACES

Branches

During the year the number of FöreningsSparbanken branches in Sweden decreased from 640 to 591. On the other hand, offices that strictly offer advisory services are opening to facilitate meetings when and where it is convenient for customers. These offices, which do not handle cash, increased in number in 2000.



MEETING PLACES
FöreningsSparbanken has more than 900 branches in Sweden. You can also reach us online, by telephone, including WAP phones, at 240 in-store banking outlets, via nearly 1,100 ATM's and on digital TV.

A strong national economy with increased individual wealth, together with greater opportunities for Swedes to personally choose their retirement options, has created good prospects for FöreningsSparbanken's Savings business area. During the first part of 2001 Robur will open the value chain by offering outside funds.

Savings

INTERVIEW WITH **ANDERS EK**, HEAD OF THE SAVINGS BUSINESS AREA

Is the Savings business area well-positioned for the future?

"In terms of household deposits, we manage approximately SEK 120 billion, or 29 percent of the Swedish market. In funds, we have assets under management of approximately SEK 300 billion, or 32 percent of the market. And in insurance and pensions we grew by 67 percent in 2000. We expect to further enhance our market-leading position in 2001."

Fund sales didn't do as well in 2000 as in 1999. Why not?

"First of all, last year was dominated by the premium pension selection process. FöreningsSparbanken and Robur succeeded extremely well, gaining 20 percent of the market. Other fund investments therefore played a different role than in previous years.

It is also likely that the turbulence and negative publicity at the beginning of the year affected Robur's sales in the first half of 2000, although we saw a more positive trend during the autumn.

Thirdly, Robur's new sales – i.e. its gross sales – were good. We had a relatively large number of redemptions, however, which resulted in lower net sales. Our customers have spent some of their investments, which in essence is positive."

Where will Savings grow?

"Growth can be created by developing new, differentiated customer offerings and by offering products from outside sources, in line with the Bank's strategy to open its value chain. To continue to grow, it is essential that we offer our customers the best products in the market.

There is also potential for increasing offerings to deposit customers. We have direct access to well-established sales channels through the local banks, independent savings banks and jointly owned banks. There is also an opportunity to expand through our international partners. Another priority in the savings area is to further improve our asset management capacity and processes."

What are the Savings business area's priorities in 2001?

"Our first priority is to give every customer the best return on their investments.

Maintaining or preferably increasing customer acceptance in various areas is priority number two.

This applies to bank deposits, fund investments and insurance operations. Moreover, we want to raise our level of ambition when it comes to institutional asset management, a market that we believe we will grow substantially in the future.

The third area we see as a priority is to get involved in businesses where we currently aren't active. In 2001 this will be especially true of the supplementary pension market.

We are working on an extensive review of our operations, encompassing everything from competencies to improved investment processes and strategies. We have now created an organization that can continue the efforts to strengthen Robur's market-leading position."

Self-service branches
Self-service branches have automated tellers that handle deposits and withdrawals and exchange bank notes, as well as PC's and telephones that give customers access to FöreningsSparbanken by Internet and Telephone for banking transactions. Self-service branches are utilized as an extension of traditional branches in locations with high customer traffic. They are manned during business hours in order to simplify and increase the service and accessibility offered to customers.

In-store banking
In-store banking is a cooperative effort with various retailers. As FöreningsSparbanken's agents, they can provide everyday banking services. In-store banking allows customers to deposit or withdraw up to SEK 8,000 at around 230 locations in the country.

The idea behind the retail cooperation is to provide expanded cash-related services and accessibility. Some retailers also offer direct contact with FöreningsSparbanken by Telephone.

On-the-job banking
Certain companies in Sweden offer meeting places where the Bank's customers receive greater service and accessibility. There, employees can access to FöreningsSparbanken by Internet and Telephone as well as transfer money to their CASH cards. The Bank also offers advisory services and holds information seminars at various companies.

ELECTRONIC MEETING PLACES

FÖRENINGSSPARBANKEN BY INTERNET
2000 was an expansive year for FöreningsSparbanken by Internet. The number of customers who use our online service rose from around 500,000 to nearly 820,000. The number of Internet banking customers in the Group exceeded 1 million at year-end, including the independent savings banks, jointly owned banks and Hansapank.

A total of around 32 million payments were made online in 2000, an increase of 17 million. In total, customers also made around 1 million fund transactions during the year.

In 2001 FöreningsSparbanken by Internet will be utilized as a personal financial guide. Customers will be able to balance their budgets, access diagrams and sort through payments to give themselves a better overview and control of their finances.

Largest Internet bank in Sweden
FöreningsSparbanken by Internet was Sweden's largest online bank in 2000. The Bank's home page, including FöreningsSparbanken by Internet, was one of the most popular web sites in Sweden.

Best Internet bank according to magazine survey
During the year FöreningsSparbanken by Internet became an important factor in creating value-added for customers and more business for the Bank. Internal surveys show that customers are very pleased with the Bank's online service. This was confirmed by a survey conducted by the consumer magazine Sparöversikt in November in which the Bank ranked number one in the country thanks to its array of functions, user-friendliness, accessibility and opportunity for customers to communicate with the Bank and its employees.

Technical platform
The pace of development at FöreningsSparbanken by Internet during the year was high, and several new products and services were launched.

Thanks to its technical platform, FöreningsSparbanken by Internet can be expanded based on customers' needs and demands.

Dialogue with customers
Customers of FöreningsSparbanken by Internet receive offers and information adapted to the personal profile they have selected. They can also receive and send encoded e-mail to and from their personalized Internet bank account.

FöreningsSparbanken by Internet's customer service (telephone and e-mail) is available between 6:00 a.m. and midnight seven days a week.

IP telephony
FöreningsSparbanken is leading the way to the future by allowing customers to connect their computers to their phones using so-called IP telephony. This means they will be able to use their computers for phone calls, providing greater interactivity and reducing telephone costs. Through a cooperation with Telia in IP services, FöreningsSparbanken has made it possible for customers to call the Bank on the Internet and ask employees questions. The next step could be to permit transactions and advanced advisory services with the help of the new technology.

E-billing
E-billing allows businesses to send their bills electronically to FöreningsSparbanken by Internet, which then forwards them to the right customer. At year-end around 100 businesses had signed up for the service.

Private customers gain access to a simpler, more cost-effective payment channel, while the companies benefit from lower costs.

Mutual funds by Internet
FöreningsSparbanken by Internet includes all types of investment services. Customers can open, change or close savings and investment accounts online.

NetTrade

NetTrade is the Bank's online stock brokerage unit that offers equity trading in the Swedish stock market.

NUMBER OF NETTRADE CUSTOMERS AND TRANSACTIONS



Number of customers
Number of transactions
50,000
40,000
30,000
20,000
10,000
0
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00
Number of customers
Number of transactions

The large number of transactions during the first quarter of 2000 was due to high market activity.

Shopping Direct

Late in the year FöreningsSparbanken added links to a number of e-commerce sites to its home page. The aim is to make it easy, convenient and safe for customers to shop online. FöreningsSparbanken's "Direct payment" service assures secure online payments.

Online banking in the Nordic/Baltic region

The first step to expanding FöreningsSparbanken by Internet throughout the Nordic and Baltic region was taken in 2000 when Sparebank 1 Gruppen selected the Bank's Internet solution. Together, the two banks will further develop the solution for the entire region. The aim is that customers of FöreningsSparbanken and its allied banks in Sweden, Norway, Finland, Denmark, Estonia, Latvia and Lithuania will be able to move freely within an interconnected business system regardless of which country they are in.

Mobile Internet

FöreningsSparbanken was the first in the world to publicly test a WAP (Wireless Application Protocol) service. WAP combines the Internet with mobile telephony and makes it possible to utilize certain Internet services from a mobile phone.

The services that are initially available include account transfers, account overviews, address information on nearby bank branches, mortgage rates, business articles from newspapers and information on banking services via WAP phone.

FöreningsSparbanken's service is available on all WAP telephones regardless of mobile provider.

As of 2001 customers will have extensive access to the value-added the service offers, including customized alarm functions.

FÖRENINGSSPARBANKEN BY TELEPHONE

During the year FöreningsSparbanken by Telephone continued to add new customers and develop new service content.

The number of customers who use personal assistance rose by 215,000 to over a million in 2000. Customer offerings were significantly strengthened through the introduction of a complete loan service. Nearly 20,000 applications for unsecured loans and Spintab mortgages were processed for a total of nearly SEK 4,700 million.

The self-service option developed positively and during the year a total of 49.1 million calls were reported, an increase of nearly two million compared with 1999. The range of options was improved as well.

During the late autumn of 2000 a sophisticated stock trading service was introduced in cooperation with a select number of brokerage firms. Customers who need professional advice or want to execute trades can reach a broker by phone from 9 o'clock in the morning to 10 at night.

Customer Center

Many queries to branches are general in nature and can be answered in a coordinated manner. A number of Customer Centers have been established for this purpose. During the year the number of incoming calls to the centers increased by 61 percent to 1.3 million, around 80 percent of which were handled without forwarding.

ATM's

FöreningsSparbanken has an extensive network of automated teller machines (ATM). Together with the independent savings banks and jointly owned banks, the Bank has a total of 1,066. In 2000 more than 150 million withdrawals were made from the Bank's ATM's.

As part of the effort to expand its self-service options, the Bank in 2000 developed online deposit terminals, a concept for combined deposit and withdrawal terminals and terminals for Internet services. As these terminals are installed and tested in the market, beginning in the fourth quarter of 2000, the level of service in this area will be further enhanced. In total, around 30 deposit terminals had been installed by FöreningsSparbanken by year-end. As a result, the ATM channel continues to contribute strongly to the Bank's objective of completely automating cash handling.


ANDERS EK, HEAD OF THE SAVINGS BUSINESS AREA

SAVINGS BUSINESS AREA

The savings and investment market in Sweden is currently undergoing major changes. This is true in terms of both growth and the types of available investments. Driving this growth is the fact that Swedes are living longer in combination with the new opportunities they now have to choose how their pensions are invested. The recent premium pension selection process is a good example.

In general there has also been a shift from more collectively oriented investment solutions to greater individual choice. This is evident in areas such as supplementary pensions.

Against this background and in light of the decline in savings in recent years, the Bank's aim is to help renew the public's interest in saving and investing. The focus must be on meeting customer needs from different aspects, which is why FöreningsSparbanken has brought together its entire range of savings and investment offerings within Savings. The business area is divided into three parts: Bank deposits, Individual Pension Savings and Robur.

BANK DEPOSITS

The total market for household savings in Sweden declined by SEK 12 billion, or 2.9 percent, to SEK 398 billion at year-end. This decrease is a reflection of the change in household savings patterns. A shift has taken place from low-risk bank deposits to higher-risk equity investments and insurance savings.

Thanks to its large number of private customers, FöreningsSparbanken has a prominent position in household deposits. The Bank's total volume of household deposits was nearly SEK 120 billion at year-end. Its market share was 29.6 percent (30.7).

Prior to 2001 a review was conducted of the household deposit product range in order to:

- Underscore that deposits should be part of a customer's total savings and that these products have a very low risk.
- Stress that bank deposits are the foundation for greater overall savings and investments.
- Change the pricing of savings products to increase their attractiveness.
- Reduce the number of products in order to simplify communication with customers.

As of 2001 the state deposit guarantee fee that the Bank pays is expected to decrease from 0.5 percent to 0.1 percent. The cost of the deposit guarantee was SEK 553 M (556) in 2000. The state guarantees deposits totaling up to SEK 250,000 per customer and bank.

INDIVIDUAL PENSION SAVINGS

The premium pension selection process and the statements that the National Social Insurance Board issues on expected pension levels have given Swedes more reason to think about their retirement and emphasized the need for private investments to supplement the national pension scheme. In private pension savings, FöreningsSparbanken has decided to focus on Individual Pension Savings, IPS, a simple, flexible scheme. During the year around 70,000 new policies were signed.

ROBUR

Robur is divided into two business areas: Funds & Asset Management and Insurance.

Fund & Asset Management

The Robur Group has brought together all its asset management operations within the Fund & Asset Management business area. Total assets under management amounted to SEK 287.9 billion on December 31, 2000.

Investment process

During the autumn a review was begun of the investment process. The aim is to modernize and restructure Robur's future investment process and clarify its investment philosophy. The work is comprehensive in nature and in principle affects every department of the company to some degree.

Investment philosophy

A cornerstone in Robur's investment philosophy is to create value-added for its customers by being an active manager driven by fundamental analysis. Managers are active in their choice of assets, markets and securities, with the condition that risks remain under control.

The purpose of macroeconomic analysis and equity and fixed income analysis is to support this long-term, disciplined approach to management operations.

A strategy department was established during the year in order to bring together the resources in this area and continuously monitor and analyze the market from a macroeconomic perspective. The department will also ensure that the funds maintain an optimal balance in terms of the assets they manage, so-called active allocation, as well as further develop Robur's investment process.

ROBUR FIVE-YEAR SUMMARY

SEK M	2000 *	1999	1998	1997	1996
Income	1,190	953	800	749	467
Expenses	– 460	– 332	– 244	– 173	– 124
Operating profit	730	621	556	576	343
Total assets	1,559	1,306	1,054	1,286	611
Of which fund management, SEK bn	288	291	193	158	92
Shareholders' equity	97	96	92	90	83
Number of employees	263	154	110	97	68

* The Robur Group excluding Robur Försäkring AB

Sales

The business area's products are sold by FöreningsSparbanken, the independent savings banks, jointly owned banks, Aktia Sparbank in Finland and Sparebank 1 Gruppen in Norway, as well as through the Bank's Internet and telephone services.

In 2001 the business area plans to evaluate opportunities to also distribute its products through other channels. During the first half of the year sales will begin in Denmark via Firstviewbank.

In terms of sales, 2000 saw net contributions of SEK 16.9 billion, corresponding to 17.1 percent of total net investments in the fund market.

Robur registered the maximum number of funds, 25, for inclusion in Sweden's new premium pension system. The aim of Robur's strategy was to give customers the greatest possible choice. The strategy was successful and Robur succeeded better than any other fund manager, gaining a 20.5-percent share among Swedes who selected their own investments. In total, its contributions amounted to SEK 8.1 billion. In addition, Robur's Contura fund received the most contributions of any fund in the selection process. Its other funds also ranked high on the sales list.

Management results

In absolute terms, the total return on the world's stock markets was significantly lower in 2000 than the prior

TOP TEN FUNDS IN THE PREMIUM PENSION SELECTION PROCESS

		Volume, SEK bn	Share, %
1	**Roburs Aktiefond Contura**	2.3	4.0
2	AMF Pensions Aktiefond Världen	1.8	3.2
3	**Roburs Aktiefond Pension**	1.6	2.8
4	AMF Pensions Aktiefond Sverige	1.3	2.3
5	Didner & Gerge Aktiefond	1.1	2.1
6	**Roburs Aktiefond Medica**	1.1	1.9
7	SPP Generation 50tal	1.0	1.8
8	SPP Generation 60tal	0.9	1.7
9	Carnegie Fund Medical subfund	0.8	1.4
10	AMF Pensions Balansfond	0.8	1.4

year. This was also true of Robur's funds, the majority of which performed in line with their comparative indexes. The Financial fund was the top performer.

Asset management

FöreningsSparbanken Kapitalförvaltning, a wholly owned subsidiary of Robur AB, is responsible for the Group's institutional asset management.

The company handles equity and fixed income asset management services for municipalities, county councils, organizations and large private investors, as well as trust administration for large public institutions. In 2001 the investment process will be coordinated with other areas of the Robur Group. During the year the company significantly strengthened its customer service organization.

Assets under management amounted to approximately SEK 35 billion on December 31, 2000.

MARKET SHARES FOR NEW UNIT-LINKED INSURANCE 2000



Skandia 20.3%
Förenings-Sparbanken 24.2%
Nord-banken 11.1%
Other 12.2%
SEB 18.9%
SHB 13.3%

Insurance

Robur Försäkring AB is FöreningsSparbanken's insurance company for pension and life insurance. Its policies are marketed through the branches of FöreningsSparbanken, the independent savings banks and jointly owned banks. Robur Försäkring offers insurance savings in equity and fixed income funds (unit-link insurance) and group life insurance.

During the year around 900,000 municipal and county employees were allowed to select their own managers and investment forms for their pension plan. Of those who actively chose unit-linked insurance, approximately 18 percent selected Robur Försäkring.

The life insurance company Sparfond OY, a wholly owned subsidiary of Robur Försäkring, cooperates with Aktia Sparbank in Finland to sell unit-linked insurance via Aktia's branch network. Sparfond OY, which began operations in September 1999, generated premium income of SEK 433 M during its first extended financial year. It has also signed sales agreements with independent savings banks, local cooperative banks and Lokalförsäkringsgruppen in Finland.

ROBUR FÖRSÄKRING FIVE-YEAR SUMMARY

SEK M	2000	1999	1998	1997	1996
Income	550	284	149	74	41
Expenses	– 147	– 115	– 54	– 45	– 35
Operating profit	403	169	95	29	6
Total assets, SEK bn	46	40	19	10	3
Shareholders' equity	937	571	266	179	154
Number of employees	98	116	34	12	9

In 2000 FöreningsSparbanken's loan operations were brought together in the new Lending business area. An important reason for coordinating this area is to raise efficiency and improve prospects for volume growth in the Bank's lending business.

Lending

INTERVIEW WITH **BENGT-ERIK LINDGREN**, HEAD OF THE LENDING BUSINESS AREA

What does the lending market look like right now, as a whole and for FöreningsSparbanken?
"Competition is tight in loan products. I expect that the market as a whole will grow by 3-4 percent in 2001. But there are certainly growth opportunities. For us, they're primarily in large cities and university towns, and what comes to mind most are mortgages.

For Spintab, 2000 was the best year in its history. Volume growth among private customers was significant. This also applies to first mortgages for agricultural properties through the subsidiary Jordbrukskredit. The finance company also developed well last year.

With regard to other bank lending, the trend was less positive, although the Bank as a whole is maintaining its volumes and margins.

I expect competition to increase. New companies are entering the market, especially in mortgages, and many are developing Internet services.

We have a big advantage in being a full-service bank. It means that we can offer our customers value-added services through the comprehensiveness of the Bank's offerings, which is something niche players, for example, can never match. At the same time we are making major improvements in the ways customers can apply for loans other than through the branch network."

In your mind, what were the most important events in the Bank's lending operations last year?
"A very important event was the establishment of the Lending business area, which is now coordinating the Bank's entire loan operations. This means we have a much clearer focus and better control in this area. The benefits include efficiency gains and a more cost-effective way of working. As a whole, work is continuing to improve efficiency throughout the lending process. The goal is that we spend 80 percent of our time on professional customer service and a maximum of 20 percent on administration.

The new organization also creates opportunities to develop new sales channels, especially the Internet. We have formed a special unit for this.

In November of last year we launched a new loan function in FöreningsSparbanken by Internet. Now customers can handle most of their transactions directly online. This has been very positively received. This year we will continue our development work. Among other things, we will allow customers to renew their mortgages via the online bank."

How do things look in terms of funding?
"As the whole, the capital market is undergoing major changes, and I feel that we will be able to utilize capital more efficiently. Our funding outside Sweden is increasing. Today slightly more than a third of our funding is international and this will probably increase in the years ahead."

You mentioned that the lending market is fairly stable, yet you see growth opportunities. What priorities are being made now and for the future to capitalize on this potential?
"First and foremost we are continuing to develop new electronic tools and channels as part of FöreningsSparbanken by Internet and externally on the Net. We will also develop more automated processes internally in the Bank, which will help us to process loan applications faster.

We also plan to review our product range and price structure, streamline them and make them clearer.

The use of so-called scoring models, which provide better, more accurate support in loan decisions, is increasing.

We also see good business opportunities in the other Nordic countries by utilizing the cooperations we have with our allied partners. I would also like to mention the important cooperation we have with Sweden's independent savings banks, which account for a significant share of the Bank's loan volume."



BENGT-ERIK LINDGREN, HEAD OF THE LENDING BUSINESS AREA

LENDING BUSINESS AREA

The new business area has brought together all the lending operations in the Swedish part of the Group under a single management. This includes Förenings-Sparbanken's bank loan organization and the companies FöreningsSparbanken Finans and Spintab, with the subsidiary Jordbrukskredit.

Among the business area's major priorities is coordinating administration and sales support. Business support for the two main sales channels, Retail and the independent and jointly owned savings banks, will be coordinated as well. In the process, the Bank's entire lending operations will be made more efficient and further developed.

Business development

Overall lending by the business area rose by SEK 22 billion (excluding repos) to SEK 531 billion. The household and forestry/agricultural sectors developed especially well during the year. Despite tight competition in the market, margins generally remain at the same level as in previous years. In some areas of mortgage lending and finance company operations, margins have risen, in fact.

Development by customer segment over the course of the year was as follows:

LENDING BY CUSTOMER SEGMENT
Group excl. FIH and Hansapank

SEK M	Lending 12/31/00	Change 2000	Change 2000, %	Change 4Q	Change 3Q	Change 2Q	Change 1Q
Households	266,486	14,481	5.7	4,645	3,257	4,309	2,270
Real estate management	116,583	– 3,115	– 2.6	– 1,010	– 369	– 3,167	1,431
Businesses, incl. credit institutions	121,143	13,081	12.1	2,135	7,106	2,153	1,687
Municipalities	14,257	– 2,455	– 14.7	– 133	– 578	– 1,332	– 412
Other lending	12,778	– 14	– 0.1	– 892	– 879	2,259	– 502
TOTAL	**531,247**	**21,978**	**4.3**	**4,745**	**8,537**	**4,222**	**4,474**

Among large companies and municipalities, the trend is clearly toward more capital market-based funding. Securitization has established itself as a funding instrument and is likely to develop into a well-functioning market in the years ahead. The Group expects to play an active role in it.

LENDING TREND BY CUSTOMER SEGMENT
Group excl. FIH and Hansapank

SEK M	Lending 12/31/00	Change 2000	Change 2000, %
Real estate management	116,583	– 3,115	– 2.6
Retail, hotels, restaurants	15,690	163	1.0
Construction	7,943	920	13.1
Manufacturing	12,682	299	2.4
Transportation	5,590	446	8.7
Forestry and agriculture	24,865	2,148	9.5
Other service businesses	12,797	885	7.4
Other business loans, including credit institutions	41,576	8,220	24.6
TOTAL BUSINESS LENDING	**237,726**	**9,966**	**4.4**

A dichotomy in the credit market is becoming clearly evident. Loan volumes are increasing in large cities and university towns, while other parts of the country are distinguished by stagnation or declines. This is a long-term problem affecting not only the banking sector, but society as a whole, and is reflected in real estate prices. Price increases in expansive areas of the country have been substantial, while other areas have seen prices stand still. The level of debt being carried by most businesses and individuals isn't alarming, however, and both debt/equity and interest coverage ratios remain at reasonable levels.

The positive trend in the municipal area is continuing. Because of demands for balanced budgets and pension commitments, municipalities have set long-term financial plans and objectives. They are now being implemented and have led to an improvement in the municipal sector's financial ratios. The state's efforts to assist problem areas has been a positive development, especially in problematic situations.

Internet loans

Rapid progress is being made in the ways customers can reach the Bank. In 2000 they were able to apply for loans via FöreningsSparbanken by Internet and www.lanet.nu. In addition, a value-added portal was established for Spintab's customers – Boplus. So far operations have developed well and customers have shown great interest.

Spintab

Spintab is a wholly owned subsidiary of FöreningsSparbanken. The Spintab Group, which comprises Spintab and Jordbrukskredit, is the mortgage institution of FöreningsSparbanken, independent savings banks and jointly owned banks for the long-term financing of residential housing, municipalities and municipal property holdings, and agricultural and forestry properties.

Spintab is also Sweden's largest residential retail mortgage provider. Around 65 percent of its loan portfolio consists of mortgages for owner-occupied residences. Spintab grants loans against collateral in the form of real estate, condominiums or guarantees by the state or municipalities. Loans are normally granted for up to 75 percent of the market value of a property. The company's products and services are sold through around 900 branches of FöreningsSparbanken, independent savings banks and jointly owned banks, in addition to FöreningsSparbanken by Telephone and Internet.

Approximately 37 percent of Spintab's funding is arranged outside Sweden and its bonds are listed on six foreign exchanges. The remaining 60-odd percent of funding is secured from Swedish institutional investors, companies and private investors.

SPINTAB FIVE-YEAR SUMMARY

SEK M	2000	1999	1998	1997	1996
Income	3,578	3,412	3,384	3,114	3,638
Expenses	– 216	– 293	– 334	– 313	– 337
Operating profit before loan losses	3,362	3,119	3,050	2,801	3,301
Loan losses	– 246	– 218	– 360	– 572	– 605
Operating profit	3,116	2,901	2,690	2,229	2,696
SEK billion					
Total assets	332	332	317	298	255
Loans to the public	321	308	296	285	246
Shareholders' equity	16,224	16,206	16,192	15,929	13,419
Interest margin, %	0.9	0.9	0.9	0.8	1.0
Return on equity, %	13.1	12.3	11.6	11.4	16.9
Number of employees	136	162	197	249	221

Jordbrukskredit

Spintab's subsidiary, FöreningsSparbanken Jordbrukskredit, strengthened its position in the agricultural and forestry market during the year. Together with FöreningsSparbanken, the independent savings banks and jointly owned banks, Jordbrukskredit is the largest lender in the agricultural sector. Lending rose by a net of approximately 15 percent, or SEK 2 billion. Jordbrukskredit passed the SEK 15 billion mark in 2000 and by year-end its lending amounted to nearly SEK 16 billion. Another highlight for the company in 2000 was its quality certification in accordance with ISO 9001.



FUND INVESTMENTS

Around 2,637,000 customers invest with FöreningsSparbanken's fund management subsidiary, Robur. About 588,000 of them are under the age of 15. At year-end Robur was managing assets of SEK 288 billion, of which investors under 15 accounted for SEK 33 billion.

FÖRENINGSSPARBANKEN JORDBRUKSKREDIT FIVE-YEAR SUMMARY SEK M	2000	1999	1998	1997	1996
Income	160	162	123	106	113
Expenses	– 12	– 14	– 12	– 9	– 9
Operating profit before loan losses	148	148	111	97	104
Loan losses	– 2	– 0	– 2	– 5	– 5
Operating profit	146	148	109	92	99
SEK billion					
Total assets	16	17	10	6	5
Loans to the public	16	14	10	6	5
Shareholders' equity	1,007	807	607	437	337
Interest margin, %	0.9	1.1	1.2	1.3	1.7
Return on equity, %	10.7	13.2	12.9	16.4	18.2
Number of employees	8	8	8	5	6

FöreningsSparbanken Finans

The company is a wholly owned subsidiary of FöreningsSparbanken and the Group's competence center to develop, market and produce programs for installment payments, leasing, factoring and car leasing/fleet financing. Sales and lending both developed positively in a market that grew from the previous year. Due to the relatively large number of players in the market, competition remains tight, with some pressure on interest margins.

During the year the company was quality certified in accordance with ISO 9001.

FÖRENINGSSPARBANKEN FINANS FIVE-YEAR SUMMARY SEK M	2000	1999	1998	1997	1996
Income	379	398	310	466	1,280
Expenses	– 109	– 131	– 131	– 225	– 1,016
Operating profit before loan losses	270	267	179	241	264
Loan losses	12	3	13	3	8
Operating profit	282	270	192	244	272
SEK billion					
Total assets	12	10	9	7	5
Loans to the public	11	10	8	7	5
Shareholders' equity	1,578	1,404	1,218	1,035	870
Return on equity, %	13.7	15.6	13.1	17.7	22.2
Number of employees	124	129	128	153	235

Kundinkasso Aktiebolag K.I.A.B.

Kundinkasso is a full-service company in collections and billing services. It offers a complete range of billing and collection services to FöreningsSparbanken, the independent savings banks, jointly owned banks and external customers in a technically advanced environment.

The large part of IT development is handled in-house, with new systems and routines developed on a continuous basis to adapt to changing conditions.

The Bank's business customers have access to Kundinkasso's billing and collection services for small and medium-sized companies.

KUNDINKASSO AKTIEBOLAG K.I.A.B. FIVE-YEAR SUMMARY SEK M	2000	1999	1998	1997	1996
Income	277	234	199	171	63
Expenses	– 29	– 27	– 26	– 25	– 22
Operating profit	248	207	173	146	41
Total assets	20	18	18	27	20
Shareholders' equity	10	10	10	10	10
Number of employees	36	37	35	36	34



FöreningsSparbanken is a leader in payment services. Simple new payment solutions for both private customers and businesses are high on the list of priorities in 2001.

Payments

INTERVIEW WITH **MIKAEL INGLANDER**, HEAD OF THE PAYMENTS BUSINESS AREA

How did the Payments business area do in 2000?
"In general, our products continued to grow at the same high rate as in previous years. Card purchases rose by 30 percent in 2000, and transaction and sales volumes were the highest in our history. In addition to cards, this applies to different forms of online payments, such as e-billing and giro transfers through FöreningsSparbanken by Internet. During the year several new products and services were introduced, including new products for FöreningsSparbanken by Internet for businesses."

Does the increase in card transactions mean that people are using less cash?
"Yes, cash transactions at the Bank's branches decreased by 20 percent in 2000. This is a positive development, since cash handling is a major expense for the Bank."

What do you anticipate in terms of payment services?
"Our priority is to develop and raise the sales of various services for businesses tied to FöreningsSparbanken by Internet. The services we 'snuck in' in 2000 became popular even though we still haven't marketed them. One example is electronic payroll lists, which around 12,000 business customers signed up for in a short time. This simple service improves efficiency for both the customer and the Bank. E-billing is another example of a product that is already growing quickly and has very strong potential."

What are the most important issues facing the Payments business area in 2001?
"There are three issues we are prioritizing. The first is increased sales of efficient payment services. Secondly, increased card use, and thirdly the development of cutting-edge technology."

What is your goal for bank cards?
"We will continue to maintain a fast rate of growth in bank cards. We want to increase both their use and the number of users. A large percentage of our customers still have cards that they can only use to withdraw money from ATM's. Our long-term goal is that all customers that have the opportunity will use debit cards. This is why we are continuously working to increase the benefits of such cards. One of our projects is a cooperation with the supermarket chain ICA on its new card terminals. These terminals are considerably faster than today's and will allow customers to use PIN codes instead of having to show identification and sign receipts. The new terminals also facilitate the use of bank cards with chip technology and will eventually accept payments with smart cards. They were launched last spring and will be offered to other retailers."

How do you plan to develop cutting-edge technology?
"Today we are one of the leaders in the development of new technology, and it is an area we will continue to focus on. This work is being done in different forms of alliances where we combine our banking capabilities with the technical know-how of other companies, such as Telia and Ericsson."

What technical solutions are you investing in?
"We want to stay on top in the development of all technologies that our customers might want to use, such as mobile telephony, mobile Internet, WAP and handheld computing. We are already testing a solution for secure payments via mobile phone. Technically, this is what's called a PKI solution in the phone's SIM card, which we are the first bank in the world to have launched.

It is hard to know whether a payment technology will be successful in the long term. Only time will tell. That's why it is important not to get locked into a few solutions. We are seeing a trend toward a larger selection of payment services, each of which will be less dominant, yet all of which are important to offer. Different customers have different needs, and we simply have to be able to offer them the payment forms they demand."


MIKAEL INGLANDER, HEAD OF THE PAYMENTS BUSINESS AREA

PAYMENTS BUSINESS AREA

Payments offers a complete range of payment products for both the private and corporate market.

Apart from a number of support units, the business area comprises three operating units: Business payments, Cards & Private payments and Payment services & Sales support. During the year the business area's organization and work routines were adapted to the reorganized branch operations. In total, around 300 employees work in the business area.

BUSINESS PAYMENTS

The Business payments unit develops and provides a range of payment and information services for the Bank's business customers. The range is both wide and deep, including Swedish and international supplier payments, payrolls, cash management services and electronic information and payment systems such as e-billing and e-salaries. The business version of FöreningsSparbanken by Internet contains a number of payment services that facilitate accounting work particularly for small businesses, including Swedish and foreign payments and a payroll system.

A number of important projects to expand and enhance payment services were implemented during the year. The common denominator in these projects has been the transition from paper to electronics. For example, continuing efforts are being made to improve the functionality of our e-billing service and the sales support for invoicing services. A system has been introduced that facilitates the combination of e-billing and Autogiro. Today 56 companies are using e-billing. By working with them, the Bank has been able to get more information to consumers, who are now opening their eyes to the convenience of this high-tech payment service.

A number of important new functions, including payroll services and foreign payments, have further improved FöreningsSparbanken by Internet's functionality and convenience. Moreover, a number of improvements have been made to Bankgirot's payment system to raise security and control for the Bank's business customers.

An offer announced by the Bank late in the year that combines FöreningsSparbanken by Internet for businesses with various card products was received very positively. Currently 58,000 companies have subscribed for the Bank's Internet services, and a substantial increase in foreign payments and payroll services was reported just weeks after the offer was launched. This has freed up resources at branches, which can spend more time advising business customers. In the important county council and municipal market, a large number of transactions were completed. FöreningsSparbanken is the leader in this market segment. These transactions include several different payment products and combined payment systems.

New prices set during the year took effect on January 1, 2001.

CARDS & PRIVATE PAYMENTS

Cards & Private payments is the area of the Bank that develops and provides a complete range of card products, payment services and various partial payment products for retailers. The development and sale of various types of secure payment solutions for e-commerce and mobile commerce is another priority operating area.

During the year the Bank implemented marketing activities with customer offerings. Among other things, more than a million customers received an offer to try the Bank's convenient payment services, including online payments and various card solutions.

From paper to Internet

Business volume for FöreningsSparbanken by Internet rose substantially during the year. The number of customers has nearly doubled. Internet payments rose strongly, while the paper-based giro payment service decreased. A number of activities were conducted during the year to increase customers' awareness of the practical value and convenience of handling their payments online.

NUMBER OF QUARTERLY INTERNET PAYMENTS



Number
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00

2000 was the year in which e-commerce was expected to make a breakthrough in Sweden. Demand for these services remained stagnant, however, and traditional mail order companies succeeded better than new e-commerce sites. Many people have security concerns about shopping online, and several projects are under way to ensure safer payments. The most convenient solution is direct payments, where customers shop from online sites via FöreningsSparbanken by

GIRO PAYMENTS ON PAPER AND THE INTERNET



Number
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00
Paper giro payments
Internet giro payments

Internet and can use a completely secure payment form. SET also offers a global solution for secure Internet payments.

Cards

FöreningsSparbanken offers a complete range of payment products in the card area, from corporate cards to a variety of bank cards. The number of cards issued by the Bank has risen from 2.3 to 2.5 million. Card purchases rose by 30 percent during the year, resulting in less cash handling at branches, among other things.

BANK CARDS: NO. OF CARDS AND PURCHASES BY QUARTER



No. of cards
No. of purchases, million
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
60
40
20
0
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00
No. of cards
No. of purchases

New card technology

The first step toward more secure card technology is the replacement of magnetic strips with the chips that all cards will have in the future. These chips will contain the card's identity and an "electronic wallet." Chip cards and the launch of a new generation of terminals that integrate smart card (so-called CASH card) and normal card functionality will significantly simplify CASH payments. CASH card use remains stable and is expected to increase substantially when the new generation of card terminals is gradually introduced in 2001.

In mobile payments, an agreement was signed with Telia to develop payment and banking functions for ordinary mobile phones. Identification for Internet transactions is an area that currently lacks secure, functional solutions. In cooperation with other banks, FöreningsSparbanken is offering companies and public agencies a means to safely identify the parties in Internet-based agreements via banking systems.

Swedish retail an important customer in payments area

A number of projects were initiated and completed during the year to promote retail purchases without cash. Cooperations are being implemented with Preem, Statoil, Apoteksbolaget (the National Corporation of Swedish Pharmacies), ICA, KF and the Swedish Federation of Trade and Services, among others. A number of payment terminals have been equipped to accept CASH card payments, which are now integrated on all bank cards. Parking meters in Stockholm and Gothenburg and some mass transit services are also accepting CASH cards. Various secure payment forms for e-commerce are being offered and promoted on the Bank's web pages.

The cooperation with the Swedish Federation of Trade and Services has been extended. A loyalty concept that helps retailers strengthen their relationships with customers and thereby increase sales has been successfully launched and evaluated in Karlstad and will be introduced on a broader scale. With this concept, the Bank's card customers can be linked via a bank card to a so-called all-round concept to take advantage of program bonuses. A large number of collaborative projects with retailers and their employees have been implemented locally and nationally as part of the effort to reduce cash handling.

Payment services and sales support

FöreningsSparbanken's local banks, the independent savings banks and jointly owned banks are important resellers of the business area's products and services. To assist them in their sales work, Payment services provides continuous support and training.

Swedbank Markets comprises the Bank's capital market, international and large corporate customer operations, as well as stock brokerage and corporate finance. A combination of good market conditions and successful internal work helped Swedbank Markets to generate its highest profit ever.

Swedbank Markets

INTERVIEW WITH JAN LIDÉN, HEAD OF THE SWEDBANK MARKETS BUSINESS AREA

What was the reason for your record profit in 2000?
"Our equity, fixed income and currency operating areas did significantly better than the previous year. Market conditions were favorable, but it was also an intensive, busy year. Like our competitors, we were in a consolidation phase with a trimmed-down organization when the level of activity in the stock market increased. Despite a heated market, Swedbank Markets managed very well. We succeeded in maintaining a high level of competence, while at the same time recruiting skilled new employees."

Will you be able to maintain such a high profit level?
"Swedbank Markets' operations are strongly dependent on market factors, such as interest rates, global economics, etc.

We know that the organization is well-equipped to meet the market's demands. There is still strategic work to implement, however, and we have identified number of market sectors with good growth potential.

We want to further strengthen Swedbank Markets' image as an investment bank that provides the market with individualized capital market products and professional competence. In this work, we have the benefit of a close cooperation with the strong sales network of FöreningsSparbanken's retail organization and allied partners. That's why we have strong hopes of maintaining a high profit level."

What role will skills development and recruitment play in the future?
"Although market pressures may vary, competence is always an extremely important competitive resource. Our customers are becoming more knowledgeable and raising the demands they place on us. Competence is also a key if we are going to succeed in the potential markets we have identified. This year the industry will be required to authorize those who work with equity trading, which further increases the focus on competence."

How is Swedbank Markets planning to meet the market's needs in the future?
"Widespread interest in stock trading is here to stay. Price pressure on commissions is strong, though, and there are limited opportunities for cost cuts. There is a great deal of uncertainty in the market, which is why volume growth is an important objective.

In fixed income, Swedbank Markets has well-established products, and with interest rates being what they are in Sweden and internationally, we can develop this area of our business.

Because of the EU's single currency, our currency operations are declining, but there is still potential due to the globalization of business and fluctuations in major currencies.

In Corporate Finance, we have the opportunity to further build our positions because of high demand from customers of the local banks, independent savings banks and jointly owned banks.

We also see good prospects of continuing the positive trends we have had in acquisition, project and trade financing."



JAN LIDÉN, HEAD OF THE SWEDBANK MARKETS BUSINESS AREA

SWEDBANK MARKETS BUSINESS AREA

Swedbank Markets comprises the Bank's capital market, international and large corporate customer operations, as well as stock brokerage and corporate finance. This means that Swedbank Markets procures capital, custom-designs financing solutions, trades in financial instruments and currencies, and coordinates large customer operations for the Group.

For business customers, Swedbank Markets assists in ownership and venture capital issues, including trade financing and off-balance-sheet instruments. It also trades in currency, fixed income and money market instruments.

For institutional investors, Swedbank Markets trades in all types of securities and assets, and provides professional analysis and advice.

For individual investors, Swedbank Markets offers stock trading and broad-market products primarily through FöreningsSparbanken's retail organization, the independent savings banks, jointly owned banks and FöreningsSparbanken by Internet and Telephone.

Business operations are being expanded with the goal of significantly increasing growth. An important part of this strategy is to develop services that create value for customers.

Swedbank Markets represents FöreningsSparbanken internationally through branch offices in London, New York and Oslo and a representative office in Tokyo. A total of around 535 employees work in the business area.

Institutional and business services

Swedbank Markets assists institutional and corporate customers in ownership and venture capital issues, including effective financing through structured solutions for export and project financing and off-balance-sheet instruments.

The business area offers trading in all types of securities and assets, as well as professional analysis and advice. The analysis unit issues a steady stream of analyses on around 150 Nordic companies. Brokerage operations during the year were distinguished by continued high volume and major price fluctuations. Trading produced a good result in a market with high volatility and good liquidity. Customer-driven trading benefited from the stock market's development.

Together with the increase in structured equity products such as warrants, this led to a very positive profit. In terms of transactions, Swedbank Markets was the largest player on the OM Stockholm Exchange. High levels of customer activity and trading throughout 2000 helped make it the best year ever for fixed income and currency trading. The Swedish corporate bond market grew substantially and is a priority growth area for Swedbank Markets.

MARKET SHARE 2000
OM Stockholm Exchange, volume



Percent
12
10
8
6
4
2
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
FSPAR
SHB
SEB
NB

Swedbank Markets' custody unit is the Swedish leader in its specialty. Custody handles all types of securities and has more than a hundred institutional investors as customers. Its services include safekeeping, settlement, delivery and clearing of Swedish and foreign securities for customers in Sweden and internationally. According to Global Custodian Magazine, Swedbank Custody was "Top Rated" in its most recent ranking. Custody has long been quality certified in accordance with the ISO 9002 standard.

In corporate finance, Swedbank Markets provides advice to owners, boards of directors and corporate managements on ownership issues, stock market concerns and venture capital procurement. FöreningsSparbanken's branch network, in combination with Swedbank Markets' analysis and brokerage operations, make the Bank a strong partner. During the year operations developed positively. Every possible type of transaction was handled, including initial public offerings, public takeovers and the purchase and sale of unlisted companies. Customers include both Swedish and international companies in a number of industries.

SHARE INDEX BONDS
Market share based on volume in nominal value according to SOX
December 31, 2000



Other
4.3%
Svensk Export Kredit
14.4%
FöreningsSparbanken
24.3%
Nordbanken
6.6%
SEB 19.2%
SHB/Stadshypotek
31.2%

Private services

For private investors, Swedbank Markets offers equity trading and broad-market products such as SPAX (share index bonds) and long-term put and call options (warrants). Investment interest in SPAX and warrants increased during the year.

Investment services for private investors are offered through FöreningsSparbanken's local branches, the independent savings banks, jointly owned banks and FöreningsSparbanken by Internet and Telephone.

London branch

The branch office in London handles trading and brokerage services in Scandinavian fixed income securities for the British market as well as trading in fixed income and currency instruments for large British institutional investors and companies.

New York branch

The New York branch offers corporate banking services for Swedish and other Scandinavian companies as well as fixed income trading for American financial institutions. It also grants short-term intermediary credits in the U.S. market primarily in connection with the securitization of mortgage loan portfolios.

Oslo branch

FöreningsSparbanken's branch office in Oslo offers refinancing, currency trading and syndications, among other things.

The branch provides a Norwegian banking connection for customers of FöreningsSparbanken, the independent savings banks and jointly owned banks. To meet customer needs, it also helps to establish contacts with Sparebank 1 Gruppen's local banks.



CUSTOMER MEETINGS

In 2000 FöreningsSparbanken in Sweden had approximately 3.9 customer visits to its branch offices, 153 million withdrawals from its ATM's, 49 million calls to the telephone bank and 29 million visits to FöreningsSparbanken by Internet.

The E-business area focuses on the development of Internet-based solutions for the Bank's internal systems and for customer-oriented products, services and processes, as well as new technology that generates business and creates new sources of income.

E-business

INTERVIEW WITH **GERT ENGMAN**, HEAD OF THE E-BUSINESS AREA

Why has FöreningsSparbanken created a separate business area for E-business?
"We've seen that stable, established companies with strong brands find it easier to take advantage of opportunities and innovations in E-business. Since effective use of IT is important to its success, the Bank has brought together E-business operations in one unit that can more quickly and inexpensively achieve its overall business objectives."

So how will E-business help the Bank achieve its business objectives more quickly?
"In two ways. First, by focusing on the development of Internet-based solutions for the Bank's internal systems and for customer-oriented products, services and processes. In time this will lead to major savings. It will reduce time-to-market for new products and basically will eliminate any difference between the Bank's internal and external systems. Customers and employees will use the same interface, but of course have different authorizations and won't be able to access the same things.

Secondly, we in E-business, working on our own and together with various partners, will utilize new technology to develop new business and generate new sources of income."

What were the most important events for E-business last year?
"A lot happened, but I would point to Marakanda, our e-commerce cooperation with Telia. Marakanda is an e-commerce site designed primarily for municipalities and county councils. Its operations are already quite extensive, and the potential is great. The purchasing power of Marakanda's initial customer base is around SEK 25 billion a year, or about 10 percent of the total market. The company's goal is even higher, however. Within two years Marakanda will be the leader in Internet-based public procurement in the Nordic and Baltic regions. In addition, we have established a cooperation with other banks to create a shared ID service based on certificate signers, with which Internet banking customers can identify themselves for banks, companies and government authorities. A shared ID system will also facilitate e-commerce. The cooperation with Ericsson and Sybase to develop mobile banking services is a third example of an important E-business event in 2000."

What will be your priorities from here on?
"The work on Firstviewbank, a financial Internet portal launched in Denmark in February 2001, has a high priority. So does electronic billing, a service that is growing substantially. Around 100 companies have already signed up, and now that companies like Telia, Shell and Statoil are offering their customers this convenient payment method through FöreningsSparbanken by Internet, it will have an even greater impact. Naturally, we will also continue to offer more and better Internet banking services."

What are the goals for Firstviewbank's first year in operation?
"Our goal is to have 150,000 customers after three years. During the first year we want to attract around 100,000 regular visitors to the site and get around half of them to become customers. Making the Firstviewbank brand as well-recognized among target groups as other nationwide banks in Denmark is another important objective. To create an attractive site, it is also important that we sign agreements with enough partners. Within a year we expect Firstviewbank to have signed up around ten financial service providers. Of these, about half are already onboard."

How does E-business generate a return on the invested capital?
"Through cost reductions and by creating new business that raises our profitability. For example, Internet banking customers on average are more satisfied and do more business with the Bank than customers who don't use the Internet.

With regard to cooperations and venture capital, they obviously have to generate growth and a financial return, but they also have to provide us with knowledge."



GERT ENGMAN, HEAD OF THE E-BUSINESS AREA

E-BUSINESS AREA

In recent years FöreningsSparbanken has been a leader in Sweden and internationally in the development of financial services for the Internet and other electronic media. To best utilize the competence it has built up, the Bank has brought together these operations in a new business area, E-business. The business area's focus is on generating growth and new business by utilizing electronic media. Its aim is to help create value for customers and shareholders by taking advantage of technical solutions to develop business with the Bank's current and potential customers.

The strategic role of the business area comes into play in the Group's external as well as internal development.

- The business area will develop innovative, cost-effective E-business solutions for customers.
- The business area develops partnerships in business, technology and communications and expands the Bank in new businesses.
- By reshaping its internal processes with the help of Internet technology, the Group can lower development costs and shorten lead times, generating significant productivity gains.

The business area is divided into two units: E-enablement and E-business.

Strategy

FöreningsSparbanken's E-business strategy has five main points (see the illustration on the following page). E-enablement's operations comprise the first three points, primarily involving the transformation of current operations, infrastructure and processes, contact points between customers and the Bank, and financial services. E-business covers the two remaining points: new business and venture capital.

E-enablement

E-enablement's areas of responsibility include technical solutions for customer relationship management (CRM) and the development of Internet-based infrastructure.

The Internet bank's continued development is also an important area. New functions and increased customer benefit have further consolidated FöreningsSparbanken's position as the leading Internet bank in Sweden. At the same time work is under way on the next generation of FöreningsSparbanken by Internet and the development of Internet-based contacts for customers to the Group's other business areas.

The Group's new Internet bank for the Danish market, Firstviewbank, was developed during the year and launched in early 2001. Firstviewbank is the start of an effort to gradually expand the Bank's Internet presence in financial markets outside Sweden either directly or via partners. Cooperations involving the Internet and shared technical platforms are an important part of the Group's work with international banking alliances, particularly in the Nordic/Baltic region. During the year Sparebank 1 Gruppen in Norway became the first partner to share the Bank's technical platform for Internet banking.

E-business

The establishment of the e-commerce company Marakanda, which is jointly owned with Telia, has received a great deal of attention. Through the combination of Telia's technical solutions and FöreningsSparbanken's local presence and established Internet bank, Marakanda already has extensive operations. Initially, the focus is on municipalities and county councils. By offering Marakanda's services to customers locally, the Bank will improve an already strong position in the municipal market. Around 30 customers, including the municipalities of Gothenburg, Malmö and Stockholm, have already purchased Marakanda's solutions.

During the year a cooperation was established with the venture capital firm IT Provider.

Priorities 2001

In 2001 the E-business area is prioritizing three areas:

- Adapt infrastructure and processes to the Internet in order to improve the Group's productivity.
- Open the Bank's electronic distribution channels and meeting places to outside suppliers.
- Start innovative business models and create new value-added offerings that develop and change the Group's core business.



Close to core business
Far from core business

1. E-transform infrastructure and processes

- New web-based infrastructure
- Data warehousing/CRM
- E-transform infrastructure for product units

2. E-transform front-end solutions

- Next generation of Internet bank
- Customer-oriented solutions for product companies

3. Transform financial services

- Firstviewbank launched in Denmark
- NetTrade

4. New business

- Marakanda
- E-billing – Micro payments
- ID services
- B2C marketplace

5. Streamline venture capital

- Cooperation with IT Provider



CHARITABLE DONATIONS

In 2000 our customers donated over SEK 488 million a month to Swedish charities through bank and postal giro accounts. A total of approximately SEK 5.9 billion was transferred from customers with accounts at FöreningsSparbanken to City Missions, Amnesty International, UNICEF, Greenpeace, the Red Cross and others.

The Alliances business area was created to further strengthen and focus FöreningsSparbanken's cooperations with the independent savings banks and jointly owned banks and to coordinate its growth strategies in other countries, primarily in the Nordic and Baltic regions.

Alliances

INTERVIEW WITH **ANNIKA WIJKSTRÖM**, HEAD OF THE ALLIANCES BUSINESS AREA

What does it mean that these operations have been consolidated in a single business area?
"What it means most of all is that we now have a better overview and control of this aspect of our work. With the new business area, we can more clearly take advantage of the synergies between FöreningsSparbanken and its partners domestically and in markets outside Sweden."

How does the cooperation with the independent savings banks and jointly owned banks work?
"The cooperation with the independent savings banks is the oldest and most important we have. As a whole, they account for 25 percent of the business volume in FöreningsSparbanken's business areas. The cooperation gives customers throughout the country access to our combined products and services. The independent savings banks are strong in their local markets and serve as a very important sales channel for FöreningsSparbanken's business areas.

We plan to further broaden and expand the cooperation, in part by offering more services to the banks and in part by working together with them to offer new products to the market, including from outside suppliers."

FöreningsSparbanken also has a number of alliances outside Sweden. How is it going there?
"Hansapank, which is based in Estonia and has subsidiaries in Latvia and Lithuania, had a very strong year in 2000. It is reporting substantial growth, and its operating profit has risen by 47 percent. Its position in Lithuania in particular has become much stronger. In 2000 we increased our interest in Hansapank by acquiring an additional 5 percent of the shares. Our holding is now 57.7 percent.

In December 2000 the Lithuanian government selected Hansapank as the sole bidder in the sale of the country's second largest bank, Lietuvos Taupomasis Bankas, LTB. If negotiations lead to an acquisition, Hansapank would strengthen its position as the leading bank in the entire Baltic region.

In Norway, we are expanding the cooperation with our Norwegian partner, primarily in the savings area though also in IT. Among other things, Sparebank 1 Gruppen has acquired our Internet banking solution.

In addition, Sparebank 1 Gruppen has merged with VÅR-Gruppen, which now makes our partner Norway's fourth largest banking and financial group, with a base of around 2.3 million private customers.

FIH in Denmark continues to maintain a strong position in the corporate market. In the Danish retail market, FöreningsSparbanken launched a new Internet bank for private customers, Firstviewbank.

The cooperation with Finland's Aktia has also developed well, primarily with regard to the sale of Robur's insurance products.

The holding in Bank Handlowy of Poland was sold to Citibank in 2000, producing a good gain for FöreningsSparbanken."

Several of the Bank's current cooperations have been consolidated. You had earlier talked more about an alliance strategy, but now it seems like an acquisition strategy. How do you see it?
"FöreningsSparbanken's international strategy has been considered unfocused. I would like to stress that we remain open to cooperations through either alliances or acquisitions. One does not preclude the other. In certain situations, an acquisition can give us a better position and more direct access to customers and business opportunities, provided that the local connection is maintained."

What do you see ahead for the Bank's alliances and cooperations?
"It is hard to speculate about the future, but we are always looking for opportunities in new markets. Although we divested our holding in Poland, it is an important growth market to keep an eye on. It is not out of the question that we will go back there in some other form.

Northern Germany is another attractive market. Our network of contacts among European savings banks could also serve as a foundation for new cooperations."



ANNIKA WIJKSTRÖM, HEAD OF THE ALLIANCES BUSINESS AREA

ALLIANCES BUSINESS AREA

The cooperation with the jointly owned and independent savings banks is an important, long-term element in FöreningsSparbanken's strategy. Together, the savings banks account about a fourth of the total sales of FöreningsSparbanken's products.

At year-end 2000 FöreningsSparbanken was a co-owner in six savings banks that have converted to banking companies. A letter of intent has been signed with a seventh, partly owned bank, which is converting in the first half of 2001. The role of the business area is utilize and further develop the cooperation with the jointly owned and independent savings banks.

The savings bank cooperation is one part of the Alliances business area's responsibility. The other is FöreningsSparbanken's operations in neighboring countries in the Nordic and Baltic regions, which have been combined within Alliances in order to underscore FöreningsSparbanken's development and growth opportunities in the region around Sweden.

Operations are conducted by the majority-owned subsidiaries Hansapank in the Baltic states (57.7 percent) and FIH in Denmark (59.7 percent) as well as in the form of alliances with the partly owned Sparebank 1 Gruppen in Norway (25 percent) and Aktia Sparbank in Finland (24.4 percent).

The majority-owned banks are included in the Group and give FöreningsSparbanken direct access to each bank's local market and the results and growth created there, at the same time that the banks themselves retain their local image and connection.

The cooperation with the minority-owned banks is focused on three main areas:

- Shared product platforms: Cooperations have begun in cards, funds and insurance, and there are openings in several other product areas.
- Shared IT investments: Information technology is demanding increasing financial and competence resources from banks and is an area where joint action can lead to major development opportunities. FöreningsSparbanken has begun cooperations or is holding discussions with several of its allied banks on the Internet and E-business areas.
- Increased business volume between the banks: As trade within the Nordic/Baltic region continues to grow, so will demand for cross-border banking services. The further development of business concepts and payment solutions between the allied

banks is of major importance to facilitating our customers' business and expansion in the region.

Through its subsidiaries and allied banks, FöreningsSparbanken has direct and indirect access to more than 4 million customers and a distribution network of 900 branches outside Sweden as well as Internet channels in every country.

FöreningsSparbanken's growth in the Nordic/Baltic region will continue through strategic alliances and, in certain situations, acquisitions.

NORDIC/BALTIC ALLIANCES DECEMBER 31, 2000

COUNTRY	SWEDEN	NORWAY	FINLAND	BALTIC	DENMARK	TOTAL
Bank	FöreningsSparbanken + indpt. savings banks + jointly owned banks	SpareBank 1 Gruppen	Aktia + indpt. + coop. banks	Hansapank	FIH	
Holding	–	25%	24.4%	57.7%	59.7%	
Investment		SEK 1,100 M	SEK 190 M	SEK 2,720 M	SEK 4,600 M	SEK 8,610 M
Branches	591 + 264 + 64	384	373	165	4	1,845
ATM's	808 + 222 + 63	463	281	543	–	2,380
Private customers	4.1 + 1.3 + 0.2 M	2.2 M	0.8 M	1.2 M	–	9.8 M
Business customers	231,000 + 99,000 + 13,000	115,000	95,000	84,000	5,000	642,000


Norway
SpareBank 1
Gruppen
Finland
Aktia Sparbank
Sweden
Estonia
Latvia
Lithuania
Denmark
FIH
FIH
Poland

Independent savings banks and jointly owned banks

The cooperation with the independent savings banks and jointly owned banks is an important part of FöreningsSparbanken's operations. The savings banks account for about a fourth of the total sales of FöreningsSparbanken's products.

When Sparbanken Sverige was formed in 1992, there were around 90 independent savings banks in the country. Through a close cooperation with Sparbanken Sverige, these savings banks gained significant advantages. They were able to access to the Sparbanken Sverige Group's entire range of products and services, while for Sparbanken Sverige the cooperation meant nationwide coverage and the opportunity to spread its fixed costs across a larger business volume. When FöreningsSparbanken was formed in 1997 through the merger of Föreningsbanken and Sparbanken Sverige, practically all the savings banks chose to continue the cooperation. An important element in this regard was an offer to the savings banks to acquire the Föreningsbanken branches in their respective operating areas.

Coordinated market presence

The cooperations between FöreningsSparbanken, the independent savings banks and jointly owned banks are stipulated in a comprehensive agreement. A significant aspect of the cooperations is a coordinated market presence. In addition to marketing and product issues, close collaboration is maintained in a number of administrative areas. For example, FöreningsSparbanken is the clearing bank for the independent savings banks and jointly owned banks and provides them with a complete range of IT services.

A new cooperation agreement signed in 2000 runs through 2004, after which it can be extended for two-year periods.

In early 2000 Bergslagens Sparbank was converted to a banking company. As agreed, FöreningsSparbanken sold its branch operations in Bergslagens' operating area to the new bank while at the same time acquiring a 48-percent shareholding in it.

In addition, two small branch operations were sold to independent savings banks during the year.

In accordance with a letter of intent signed in September, Vimmerby Sparbank will convert to a banking company and acquire FöreningsSparbanken's branch operations in Vimmerby. At the same time FöreningsSparbanken will become a co-owner of Vimmerby Sparbank by acquiring new shares that will give it an ownership interest of 40 percent. The conversion and acquisitions are planned during the first half of 2001.

At year-end 2000 FöreningsSparbanken was the co-owner of six savings banks that have converted to banking companies. In addition to the above-mentioned Bergslagens Sparbank AB, they include FöreningsSparbanken Sjuhärad AB (47.5 percent), Eskilstuna Rekarne Sparbank AB (50 percent), FöreningsSparbanken Öland AB (60 percent), FöreningsSparbanken Söderhamn AB (40 percent) and Färs & Frosta Sparbank AB (30 percent).

Besides being important partners, the independent savings banks and jointly owned banks together are one of the largest shareholders in FöreningsSparbanken. Their combined holding amounts to 6.6 percent of the Bank's capital and voting rights.

JOINTLY OWNED BANKS AND INDEPENDENT SAVINGS BANKS DECEMBER 31, 2000,

SEK M	2000	1999
Deposits	70,764	72,440
Lending	74,909	65,940
Lending via Spintab	69,787	67,390
Savings via Robur	78,238	80,720
Business volume	293,698	286,490
Aggregate assets	93,338	91,980

Including FöreningsSparbanken Öland AB and Eskilstuna Rekarne Sparbank AB, which are part of the FöreningsSparbanken Group (ownership interests of 60 and 50 percent, respectively).

MARKET SHARES FOR HOUSEHOLD DEPOSITS
December 31, 2000



Other 10.5%
Förenings-Sparbanken 26.2%
Nordbanken 20.2%
Independent and jointly owned banks 12.9%
SEB 13.3%
SHB 15.4%
Finn and Gripen savings banks 1.5%

Jointly owned banks in summary

FÖRENINGSSPARBANKEN ÖLAND OVER FIVE YEARS SEK M	2000	1999	1998	1997	1996
Income	89	79	40	40	39
Expenses	– 61	– 60	– 28	– 26	– 24
Operating profit before loan losses	28	19	12	14	15
Loan losses	– 4	– 3	– 5	– 7	– 8
Operating profit	24	16	7	7	7
Total assets	1,581	1,539	1,596	792	847
Loans to the public	1,409	1,326	1,287	659	641
Deposits and borrowings from the public	954	1,054	1,040	510	589
Shareholders' equity	200	194	194	55	50
Return on equity, %	7.5	5.8	3.9	9.1	9.3
Number of employees	61	62	35	34	35
Number of branches	6	6	10	6	6

ESKILSTUNA REKARNE SPARBANK OVER FIVE YEARS SEK M	2000	1999	1998	1997	1996
Income	162	144	133	120	67
Expenses	– 106	– 101	– 96	– 104	– 31
Operating profit before loan losses	56	43	37	16	36
Loan losses	– 11	– 0	– 2	– 6	– 19
Operating profit	45	43	35	10	17
Total assets	2,330	2,472	2,606	2,072	911
Loans to the public	1,830	1,480	1,314	1,117	523
Deposits and borrowings from the public	1,928	2,042	2,152	1,669	734
Shareholders' equity	269	239	239	229	98
Return on equity, %	10.8	11.3	9.8	4.0	10.2
Number of employees	101	104	101	101	38
Number of branches	5	6	6	6	1

BERGSLAGENS SPARBANK OVER FIVE YEARS SEK M	2000	1999	1998	1997	1996
Income	104	54	50	53	65
Expenses	– 73	– 37	– 32	– 34	– 34
Operating profit before loan losses	31	17	18	19	31
Loan losses	– 23	– 12	– 14	– 13	– 24
Operating profit	8	5	4	6	7
Total assets	1,639	890	851	822	898
Loans to the public	1,061	729	681	656	632
Deposits and borrowings from the public	1,340	765	734	707	760
Shareholders' equity	192	70	66	62	53
Return on equity, %	4.0	5.1	4.3	5.7	8.0
Number of employees	72	51	52	52	52
Number of branches	8	4	4	4	4

FÖRENINGSSPARBANKEN SJUHÄRAD OVER FIVE YEARS SEK M	2000	1999	1998	1997	1996
Income	364	307	280	223	246
Expenses	– 221	– 204	– 197	– 147	– 152
Operating profit before loan losses	143	103	83	76	94
Loan losses	– 13	– 26	– 18	– 33	– 53
Operating profit	130	77	65	43	41
Total assets	5,563	5,371	5,740	4,582	5,167
Loans to the public	4,951	4,439	4,049	3,354	3,321
Deposits and borrowings from the public	4,170	4,404	4,602	3,221	3,444
Shareholders' equity	594	514	460	331	289
Return on equity, %	19.1	16.0	15.3	13.8	15.5
Number of employees	234	241	236	202	219
Number of branches	17	16	17	13	14

FÖRENINGSSPARBANKEN SÖDERHAMN OVER FIVE YEARS SEK M	2000	1999	1998	1997	1996
Income	51	48	45	39	53
Expenses	– 37	– 35	– 32	– 23	– 41
Operating profit before loan losses	14	13	13	16	12
Loan losses	– 5	– 1	– 5	– 3	– 2
Operating profit	9	12	8	13	10
Total assets	723	808	904	650	574
Loans to the public	496	474	444	355	295
Deposits and borrowings from the public	621	682	805	556	481
Shareholders' equity	75	76	70	65	57
Return on equity, %	7.5	9.9	7.1	12.5	10.9
Number of employees	33	35	33	24	26
Number of branches	3	3	3	2	3

FÄRS & FROSTA SPARBANK OVER FIVE YEARS SEK M	2000	1999	1998	1997	1996
Income	386	297	260	182	162
Expenses	– 306	– 268	– 176	– 98	– 92
Operating profit before loan losses	80	29	84	84	70
Loan losses	– 7	– 8	– 11	– 10	– 8
Operating profit	73	21	73	74	62
Total assets	5,559	5,598	4,300	2,757	2,811
Loans to the public	4,463	3,561	2,523	1,724	1,654
Deposits and borrowings from the public	4,573	4,669	3,598	2,226	2,342
Shareholders' equity	644	608	378	359	308
Return on equity, %	7.1	3.2	11.8	13.5	13.0
Number of employees	268	233	185	136	134
Number of branches	28	29	20	13	13

FIH

FIH is the sixth largest financial company in Denmark in terms of lending. It specializes in industrial financing and focuses primarily on Danish companies. Lending rose from SEK 48 to 61 billion at year-end.

2000 was distinguished by increased competition and significant structural changes in the Danish capital market. Despite this, FIH was able to strengthen its position as a specialist in corporate finance.

Loans are granted for investments and expansions in production and sales.

During the past year FIH has been actively involved in major financing projects resulting from structural changes that have affected neighboring countries for years and have now reached Danish companies. Financing projects require traditional financing and in many cases other forms of capital as well as analyses and advisory services.

FIH's core customers are served by a regional network with lending departments in Copenhagen, Fredericia, Herning, Aalborg and Århus. Close contact with the market and customers is decisive to FIH's success in this area. The largest companies are served by the corporate finance unit, based in Copenhagen, which accounted for the large part of the year's increase in volume.

FIH OVER FIVE YEARS

SEK M	2000	1999	1998	1997	1996
Income	1,032	1,131	943	813	868
Expenses	– 219	– 378	– 328	– 381	– 29
Operating profit before loan losses	813	753	615	432	839
Loan losses	– 79	– 83	– 91	– 32	– 70
Share in profit of associated companies	58	7	22	46	1
Operating profit	792	677	546	446	770
SEK bn					
Total assets	78	64	59	48	42
Loans to the public	61	48	42	32	41
Shareholders' equity	5,625	5,059	5,276	4,610	4,438
Return on equity, %	10.9	9.2	7.2	7.1	12.0
Number of employees	140	147	139	130	127
Number of branches	4	6	6	6	6

Owners

FIH is 99.7-percent owned by FI-Holding. The largest shareholder in FI-Holding is FöreningsSparbanken, with 59.7 percent at year-end. The remaining 40 percent is owned by five other shareholders: ATP, LD, the Danish Employers Confederation, Dansk Industri and De Nationale Investeringsbank (Holland).

After the end of the year FöreningsSparbanken acquired an additional 5 percent of the shares in FI-Holding.

Hansapank

The Hansapank Group, the leading banking group in the Baltic market, is divided into five business areas: Hansapank Estonia, Hansabanka (Latvia), Hansabankas (Lithuania), Hansa Capital (leasing and factoring) and Hansapank Markets (corporate banking, investment banking and trading).

In 2000 Hansapank's operations were distinguished and affected by the overall economic recovery in the Baltic states. The Group's main priority during the year was to strengthen its presence in Latvia and Lithuania while at the same time retaining its position and improving efficiency in Estonia.

Operations in Latvia reported strong organic growth, and combined with the successful acquisition of a small regional bank, Hansabanka established itself as one of the three largest banks in the country. The number of customers in Hansabanka rose by 75 percent to 170,000. In deposits, Hansabanka is the second largest bank in Latvia, with a market share of slightly over 15 percent.

HANSAPANK OVER FIVE YEARS

SEK M	2000	1999	1998	1997	1996
Income	1,920	1,616	924	658	461
Expenses	– 1,030	– 916	– 645	– 314	– 249
Operating profit before loan losses	890	700	279	344	212
Loan losses	– 197	– 226	– 307	– 35	– 13
Operating profit	697	474	– 28	310	199
SEK bn					
Total assets	26	19	16	8	4
Loans to the public	15	11	10	4	2
Deposits and borrowings from the public	17	11	9	4	2
Shareholders' equity	3,260	2,712	2,474	633	418
Return on equity, %	24.0	17.0	– 2.8	44.6	50.6
Number of employees	3,431	3,252	2,527	1,051	806
Number of branches	165	164	159	31	25

In Lithuania, Hansabankas is the fifth largest bank, with a market share of 2 percent and 12,000 customers. The privatization of Lithuania's second largest bank, Lietuvos Taupomasis Bankas, LTB, is under way. In December Hansapank was selected as the sole bidder, and negotiations have begun to finalize the privatization and Hansapank's acquisition.

In Latvia and Lithuania, the Group is maintaining its expansion strategy, and during the year the number of branches increased from 17 to 52. In Estonia, Hansapank has optimized its distribution channels, reducing the number of branches from 129 to 113. This was facilitated by the marketing of alternative channels. The group's Internet banking customers rose from 100,000 to 214,000 during the year, giving it a dominant position in the Baltic states in this area. Hansapank's Internet bank, hanza.net, was named a benchmark site by Forrester Research during the year.

SpareBank 1 Gruppen

SpareBank 1 is a Norwegian banking and product alliance in which the SpareBank 1 banks of Norway and FöreningsSparbanken of Sweden cooperate through a joint holding company, SpareBank 1 Gruppen.

Besides owning the product companies that operate in the Norwegian market, SpareBank 1 Gruppen coordinates projects and manages the brand. SpareBank 1 Gruppen was established in 1996 by SpareBank 1 Nord-Norge, SpareBank 1 Midt-Norge, SpareBank 1 Vest and SpareBank 1 SR-Bank. In the same year Samarbeidende Sparebanker joined as a co-owner.

The cooperation agreement with FöreningsSparbanken was signed in 1998 to competitively strengthen banking operations in both countries. The alliance was initiated as a result of the rapid changes in the Nordic financial sector.

During the year SpareBank 1 Gruppen acquired the shares in VÅR-Gruppen. In connection with the acquisition, a comprehensive strategic and business alliance was established between SpareBank 1 Gruppen and the previous owners of VÅR-Gruppen, the Norwegian Federation of Trade Unions and Norway's Coop.

Following the VÅR acquisition, the SpareBank 1 cooperation comprises around 400 branches across Norway and around 5,900 employees, of whom 900 are affiliated with SpareBank 1 Gruppen AS, the product companies and SpareBank 1 Oslo (Bank 1 Oslo). Around 170,000 Internet customers have signed agreements with SpareBank 1.

In Norway, the alliance has approximately 2.2 million private customers and 115,000 business customers.

SpareBank 1 Gruppen is the parent company of the financial services group. The company owns 100 percent of the shares in SpareBank 1 Livforsikring, SpareBank 1 Skadeforsikring, SpareBank 1 Aktiv Forvaltning, Odin Forvaltning, SpareBank 1 Fondforsikring, SpareBank 1 Finans, Sparebankutvikling and the commercial bank SpareBank 1 Oslo (Bank 1 Oslo). SpareBank 1 Gruppen also owns 51 percent of First Securities and 65 percent of EnterCard.

The Sparebank 1 alliance also includes EiendomsMegler 1, Norway's largest real estate broker.

Expenses and profit in 2000 were adversely affected by goodwill amortization from the VÅR acquisition.

SPAREBANK 1 GRUPPEN OVER FIVE YEARS

SEK M	2000	1999	1998	1997	1996
Income	127	78	55	38	15
Expenses	– 268	– 208	– 29	– 66	– 14
Operating profit/loss	– 141	– 129	26	– 28	1
Total assets	5,330	1,518	932	918	282
Shareholders' equity	2,837	1,409	753	702	179
Return on equity, %	– 5.2	– 9.1	2.7	– 6.3	1.3
Number of employees	1,254	250	170	120	73
Number of branches	11	1	1	1	1

Owners

SpareBank 1 Gruppen is owned by SpareBank 1 Nord-Norge, SpareBank 1 Midt-Norge, SpareBank 1 SR-Bank, SpareBank 1 Vest and Samarbeidende Sparebanker, each with 13 percent, while the Federation of Trade Unions owns 10 percent and FöreningsSparbanken 25 percent.

Aktia Sparbank

Today's Aktia was created when Helsingfors Sparbank merged with several coastal savings banks in the early 1990's. Its origins date back much further, however, to 1825, when the oldest of Finland's existing deposit banks was founded. Aktia is a bilingual bank (Finnish and Swedish) whose operations are focused on the needs of private individuals, local businesses, municipalities and non-profit organizations. Together with its partners, the savings and cooperative banks, Aktia has an extensive network of around 370 branches.

Aktia serves as the central financial institution for Finland's savings and cooperative banks, is an authorized securities broker and has an extensive correspondent banking network. The Aktia Sparbank Abp Group includes Aktia Fondbolag Ab, Aktia Asset Management Oy Ab and Aktia Fondkommission Ab. Aktia is owned by the Finnish savings bank foundations, institutional investors, savings banks, Förenings-Sparbanken of Sweden and individual investors.

During the year Aktia's market shares for deposits and lending both rose to slightly over 3 percent. Together with the savings and local cooperative banks it cooperates with, Aktia has a market share of approximately 10 percent. Aktia's market share for fund savings in Finland rose from 2.9 to 3.5 percent during the year. Measured in terms of number of fund investors, Aktia's fund management company is the fourth largest in Finland.

AKTIA SPARBANK OVER FIVE YEARS

SEK M	2000	1999	1998	1997	1996
Income	1,066	826	833	717	664
Expenses	– 712	– 624	– 702	– 571	– 509
Operating profit before loan losses	354	202	131	146	155
Loan losses	1	– 10	– 9	– 47	– 84
Operating profit	357	193	123	100	77
SEK bn					
Total assets	26	23	23	16	15
Loans to the public	17	14	13	10	8
Deposits and borrowings from the public	16	15	14	11	11
Shareholders' equity	1,363	1,083	1,039	984	910
Return on equity, %	24.0	16.5	12.2	11.8	11.6
Number of employees	818	769	727	678	640
Number of branches	68	68	69	64	65

Owners

Apart from FöreningsSparbanken, with 24.4 percent, Aktia's major shareholders include savings bank foundations and thrift promoting foundations (which together own 50 percent) Finnish institutional investors (17 percent) and Finland's savings banks (7.2 percent).



MULTILINGUAL ADVICE

Our branches in Rinkeby and Rosengård provide advisory services in a number of languages other than Swedish, including Serbian, Turkish, Spanish, Macedonian, Arabic, Bosnian, Somali, Albanian, Kurmanji, Farsi, German and English.

Employees

FöreningsSparbanken's aim is to consistently be one of Sweden's most attractive employers.

GROUP EMPLOYEES BY AGE AND GENDER
December 31,2000 incl. FIH and Hansapank



Age
Men
Women
60-64
0.2%
0.3%
55-59
3.5%
6.7%
50-54
6.4%
10.6%
45-49
5.1%
7.0%
40-44
4.2%
7.2%
35-39
4.7%
8.3%
30-34
4.7%
9.7%
25-29
4.9%
8.0%
20-24
2.8%
5.7%
1,000
500
500
1,000
Number of employees

Within the framework of FöreningsSparbanken's human resource strategy, the following areas were focused on during the year: human capital, the new codetermination agreement, skills development, FöreningsSparbanken's attractiveness as an employer and leadership development.

Human capital

Continuous human capital measurements support FöreningsSparbanken's further development by underscoring factors that are important to its success.

All employees are asked to participate in the measurements once a year. The results, which are sent together with customer evaluations to each unit, then serve as the basis of change efforts. Reply rates average approximately 85 percent.

At the strategic level, changes in human and market capital are monitored quarterly.

A number of indexes that cover key factors are monitored at the Group level.

Human capital as a whole is developing positively, especially the factors that reflect a change in work methods.

New codetermination agreement

During the year a new codetermination agreement (IDA) – Insight, Involvement, Responsibility for all – was drafted and signed by FöreningsSparbanken and the Union of Financial Sector Employees' local.

The agreement is unique in terms of the process in which it was drafted and its contents. The focus is on the individual employee and an understanding that his/her insight, involvement, participation and responsibility is one of our most important assets in the Bank's day-to-day operations as well as its development. Employees have been involved in various ways in the process, including through 250 in-depth interviews conducted by and with employees throughout the Group.

Attractive employer

To attract and retain skilled employees requires a cohesive system for personal development and individual incentives. As part of its efforts in this area, the Bank completed a total revision of employee benefits during the year.

The purpose of benefits is to promote personal development and help employees strike a balance in their lives. This is why the Bank has substantially increased its support for, among other things, wellness programs and skills development.

To support them in their lives, we offer our employees private, work-related therapy with professional psychologists. For this purpose, an agreement has been signed with Visavi.

Leadership development

For the Bank to succeed, it is imperative that it has qualified leaders at all levels of the organization. A leadership development project was initiated during the year to ensure long-term access to, and development of, leaders. The aim is to create models for the Group's work with leadership issues and in the short term identify potential and current leaders with the ability and will to take on greater responsibility.

Learning network

The learning network, a form of training introduced in the Group in 1999, had a major impact during the year. Its methodology is based on web technology complemented by telephone conferences and face-to-face meetings. The model has been successful and during the year around 700 employees participated in various forms of the learning network.

To optimize the learning process requires well-defined professional roles and competence profiles. During the year pilot projects to identify professional roles and describe competence profiles were implemented within parts of the Group.

Development work in 2000

At the heart of our development efforts are a number of professional programs custom-designed for various positions in the private and corporate markets. These programs are based on Action/Reflection methodology, with a mix of seminars, on-the-job assignments and reflective exercises. The length of the programs varies between eight and twelve months, and in 2000 around 450 employees took part.

A total of 324 people have taken part in various management development programs. In addition, all 450 employees with business responsibility completed a development program (2 + 2 days) during the year.

Thirty young managers participated in the development program, "21st century leaders," which, in addition to personal development, is designed to encourage leadership in the Bank for the future.

EDUCATION
December 31, 2000


Other
26% (37)
Academic education
26% (17)
Other university
level education
4% (4)
Three-year upper
secondary school
44% (42)

NUMBER OF FULL-TIME POSITIONS 1996-2000


15,000
12,000
9,000
6,000
3,000
0
96
97
98
99
00
FöreningsSparbanken
Hansapank
FIH
1996 pro forma before the merger of
Föreningsbanken and Sparbanken Sverige

Environment and sustainability

FöreningsSparbanken's environmental work should play a part in creating a sustainable society and contribute to long-term profitability and a strong brand. This is reflected in the Bank's environmental policy. Environmental work is now being broadened and expanded by integrating social and ethical issues in an effort to promote sustainable development.

This change is primarily due to a growing realization of the importance of sustainability to the Bank's financial development. The effects of international agreements in the environmental area will impact the operations of individual companies as well. Human rights and other issues of justice and equality also take on greater importance from both a sustainability and business perspective.

Sustainability from a banking perspective

For shareholders and the capital market, it is important that the Bank ranks high in various ratings and that its share qualifies in situations where environmental and ethical issues are a key factor. One example is that FöreningsSparbanken was selected in 2000 for inclusion in the Dow Jones Sustainability Group Index, DJSGI, an international index that ranks select companies that meet stringent demands for active involvement in sustainability issues. Another example is that the Bank's share was selected for inclusion in several funds' sustainability indexes.

From a customer perspective, "soft values" are receiving greater attention. The Bank's market capital measurements show that approximately 50 percent of private customers and slightly over 45 percent of corporate customers feel that the environment and ethics are important factors when selecting a bank.

The Bank can reach skilled new employees by playing a leadership role in sustainability issues.

Other positive effects include lower risk exposure in lending operations and thus less indirect environmental impact, as well as lower costs due to more efficient consumption of energy and supplies.

Concept of sustainability

Sustainability issues are a key to the Bank's long-term profitability.

By opening reporting its sustainability work (see also the separate sustainability report), the Bank achieves a high level of transparency from a sustainability perspective. This also brings to light the ties between the Bank's business operations and its efforts in such areas as ethnic diversity, equality, the environment and local community development.

The concept of sustainability is based on a close interplay between financial, social and environmental factors.

Diversity issues are critical in the recruitment of the Bank's personnel, the appointment of boards of directors and the treatment of customers.

The Bank's various sponsorships demonstrate its commitment to society, while also helping to develop new business opportunities.

Environmental improvements

The Bank offers environmental and ethical funds and designs environmentally friendly meeting places such as FöreningsSparbanken by Internet and FöreningsSparbanken by Telephone. It has also introduced an environmental analysis when evaluating business loan applications.

The Bank's internal environmental work should lead to continuous improvements. For example, an environmental system is being introduced that will be certified according to the international ISO 14001 standard.

Use of new information technology has social benefits while at the same time leading to efficiency gains.

See also www.foreningssparbanken.se/hallbarhet.

INDEXES

FöreningsSparbanken was selected by the Dow Jones Sustainability Group Index, DJSGI. In the environmental index published by the business daily Finanstidningen and insurer Folksam, the Bank received the highest points according to the index' criteria.

RANKINGS

FöreningsSparbanken was named Sweden's most charitable company in 2000 by the business weekly Veckans Affärer. Oekom Research ranked the Bank seventh in Europe in 1999 for its environmental work. The magazine Miljöeko named FöreningsSparbanken Sweden's best bank from an environmental perspective in 1999. Etikanalytiker, which rates the Swedish stock market's 85 most valuable companies in term of ethical principles, ranked the Bank number 5 in 2000.

FUND INVESTMENTS

FöreningsSparbanken has been approved for investments by the following environmental funds:

- Robur's Environmental Fund and the Talenten Environmental Fund. Total volume: SEK 1,021 M.
- Banco's Environmental Fund. Total fund volume: SEK 110 M.
- Salus Ansvar Öhmans Resource Fund. Total fund volume: SEK 125 M.
- Funds that invest according to DJSGI. Estimated fund volume: 1.5 billion euros.

IT at FöreningsSparbanken

In recent years IT has grown in importance for the Bank and its customers.

The Bank's IT operations are managed from a business perspective, with an emphasis on customer service and profitability. A number of trends have become evident:

- Increased demand for round-the-clock accessibility.
- Real-time information no matter how customers contact the Bank.
- IT is quickly changing from a support function to a key factor in customers' interaction with the Bank.
- Technologies that support mobile and personalized services are growing rapidly.
- The decision to open up the value chain places new demands on the development of infrastructure and architecture.

The Bank's IT development efforts are focused on the further upgrade and rationalization of the new channels that have been established for customers. This includes FöreningsSparbanken by Internet and Telephone, where new functions have been launched for both businesses and private individuals. Extensive work is also being done to create a flexible multi-channel architecture that will increase customer value, efficiency and the crossover between various channels, such as local banks and FöreningsSparbanken by Internet.

To keep costs down and allow for new investments, greater focus has been placed on efficiency improvements in IT production and management, as well as the development process itself.

Price/performance evaluations are made on a continuous basis to ensure that the right decisions are made in the choice of technology and products for the short and long term. While the aim is to quickly provide the branches with new services via telephone and in particular the Internet, they also have to be stable, reliable and easy to use.

New channels

FöreningsSparbanken has developed a solution for banking services for handheld computers based on standardized components available on the open market, along with finished components in the main host computer environment.

The Bank was the first Nordic bank to offer an information service for digital TV, which it developed in cooperation with Telia's digital TV company, com hem.

Another area where progress has been made is in the use of voice-based controls and verification. In the process, the Bank has laid the foundation for identifying customers with the help of voice recognition.

Internet

The Bank's online presence has been expanded through the addition of new services, such as the Bankbook and business web. FöreningsSparbanken by Internet has added more functionality, and the number of new customers rose significantly in 2000.

Danish Internet bank

In Denmark, FöreningsSparbanken in a short time has built an Internet bank, Firstviewbank, based on the same technical architecture it uses in Sweden. This architecture makes it possible to add partners to a financial portal.

Touchdown Europe

In 2001 the Touchdown Europe project will provide a multi-channel platform and a new process that facilitates significantly faster development of new services than today. The platform gives customers and employees access to same information and services via the Internet, telephone, mobile phones, digital TV, personal computers and other channels. Several of the Bank's base systems – including the loan system – are now being equipped with new functionality and redesigned according to this concept.

Internet-based IT support for branches

FöreningsSparbanken's customers are increasingly using the Bank's IT systems to conduct their business and transactions. Much of what is done at a branch can also be handled by customers using FöreningsSparbanken by Internet, for example. To make this practical and efficient from an IT perspective requires that employees and customers use the same IT-based systems in internal and external channels. The established standard for such IT support is the same technology used in the Internet – in other words, IT support is made available via the web. This also means that data storage in local branch servers can be replaced with storage in central Group-wide servers.

Work has begun on the design of an efficient, practical web-based user interface that meets the needs of both customers and employees. Work has also begun on facilitating a transition to this user interface within the

Bank's branch system. The goal is that the transition to web-based IT support in the branch channel can now be gradually implemented.

Broadband
During the year several large branches of the Bank installed broadband connections to support their new routines. This also means that large amounts of information can be accessed and at the same time delivered quickly and efficiently.

CRM (Customer Relationship Management)
In recent years FöreningsSparbanken has developed modern system components for branch support, electronic channels and data warehousing. These components are being continuously developed to facilitate new services and an expanded dialogue with customers however they choose to use the Bank. The Bank is attempting to further improve the interplay between customers and give them more choice and greater benefits.

Security
The Bank is working constantly to maintain a high level of security.

To meet the demands of our customers to reach the Bank from various meeting places and by various means, work has begun on new identification solutions. These solutions utilize the same encryption technology internally and externally and permit the use of electronic signatures.

Efficient systems development
To quickly evaluate ideas from the market and internally, a new routine has been introduced based on a close cooperation between the business operations and IT organization.

In this way, the focus can be placed on time-to-market and resource efficiency. To support the new way of working, a system has been introduced to measure efficiency in systems development. The measurements include the number of functions supplied per month, the number of projects completed on time, capacity utilization and so on. In 2000 efficiency, measured in this way, improved considerably.

IT production
According to measurements of the efficiency of its central systems using key ratios, the Bank continues to maintain a very competitive computer environment. Through a broad-based action program, operating security was further improved in 2000.

The cost effectiveness of the IT operations has been matched against benchmarks based on other Nordic companies and banks. The comparisons show that FöreningsSparbanken raised its cost efficiency during the year.

New channels such as FöreningsSparbanken by Internet, which have led to an increase in the use of online payment and stock trading services, require greater accessibility to the Bank's systems. Against the background of customer demands for 24-hour access in some cases, this area will continue to be a priority in 2001.

Home PC's
The purpose of the Bank's home PC offer is to increase employees' IT skills, especially with regard to the Internet. In 1997 the Bank was one of the first companies to offer its employees home PC's, and in 2000 it was one of the first to launch the second generation of home PC's.

Board of Directors' report

FöreningsSparbanken consists of FöreningsSparbanken AB (publ) and its subsidiaries and associated companies. The Group's structure, with the Parent Company and the most important wholly and partly owned companies, is shown in the illustration below.

Notes 20 and 21 to the balance sheet contain a specification of the holdings of shares in associated companies and subsidiaries. A summary of the Group's financial development with key ratios, profit and loss accounts and balance sheets for the past five years is shown on pages 10 and 11.

Changes in accounting principles

Due to the introduction of the Swedish Financial Accounting Standards Council's recommendation on income taxes (RR 9), the Bank's profit for the previous year improved through a deferred tax gain of SEK 48 M. The Group's profit was not affected. The change is described in more detail on page 79.

CHANGES IN THE GROUP STRUCTURE

Robur AB

In 1999 FöreningsSparbanken decided to bring together its entire range of fund and insurance investments in the Robur Group. As part of this effort, Robur AB in September 2000 acquired FöreningsSparbanken AB's shares in Robur Försäkring AB retroactively to the beginning of the year.

Hansapank AS

In December 2000 FöreningsSparbanken acquired 4 million shares, or slightly over 5 percent, in Estonia's Hansapank AS through the exercise of a call option. The acquisition – of Poland's Bank Handlowy's entire holding in Hansapank – raised FöreningsSparbanken's interest from 52.65 percent till 57.72 percent.

Sparebank 1 Gruppen

In April 2000 FöreningsSparbanken exercised an option to raise its holding in SpareBank 1 Gruppen from 24.01 to 25.00 percent.

Sparebank 1 Gruppen acquired VÅR-Gruppen ASA in September 2000. VÅR-Gruppen has operations in banking and finance.

Oslo branch

In March 2000 FöreningsSparbanken opened a branch office in Oslo, Norway. The branch provides capital



FÖRENINGSSPARBANKEN AB
AB Spintab
Robur AB
Förenings-Sparbanken Finans AB
Förenings-Sparbanken Administration AB
Swedbank Luxemburg S.A.
Sparia Försäkrings AB
Kundinkasso AB K.I.A.B.
Förenings-Sparbanken Juristbyrå AB
Förenings-Sparbanken Jordbrukskredit AB
Robur Försäkring AB
Förenings-Sparbanken Fastighetsbyrå AB
Förenings-Sparbanken Kapitalförvaltning AB
FöreningsSparbanken Öland AB (60%)
FI-Holding A/S (59.7%)
AS Hansapank (57.72%)
Eskilstuna Rekarne Sparbank AB (50%)
Bergslagens Sparbank AB (48%)
Förenings-Sparbanken Sjuhärad AB (47.5%)
Förenings-Sparbanken Söderhamn AB (40%)
Färs & Frosta Sparbank AB (30%)
SpareBank 1 Gruppen AS (25%)
Aktia Sparbank Abp (24.39%)
Marakanda Marknadsplats AB (50%)
Babs Paylink AB (49%)
Svenska Girot AB (25%)
OffeX Crossing AB (25%)
Värdepapperscentralen VPC AB (24.65%)

market and international services to Norway's Spare-Bank 1 banks. It also maintains business relations with select parts of the Norwegian corporate market.

Bergslagens Sparbank AB

FöreningsSparbanken became a co-owner of Bergslagens Sparbank AB by acquiring 48 percent of the shares in the newly formed banking company in April. Sparbanksstiftelsen Bergslagen, a local foundation, owns the remaining 52 percent. FöreningsSparbanken's branch operations in Nora, Frövi, Fellingsbro and Lindesberg were acquired by Bergslagens Sparbank during the year.

Svenska Girot AB

Svenska Girot AB has been formed by FöreningsSparbanken, Handelsbanken, Nordbanken and SEB, with each owning 25 percent. During the year Svenska Girot reached an agreement with Sweden Post to acquire Postgirot. Svenska Girot's aim is to merge Postgirot, Bankgirot and Privatgirot into a new Swedish giro system.

OffeX Crossing AB

Together with Handelsbanken, Nordbanken and SEB, FöreningsSparbanken has established OffeX Crossing AB. OffeX's purpose is to offer a matching system for buy and sell orders for customers of the four banks at times when the stock market is closed. FöreningsSparbanken's ownership interest is 25 percent.

Marakanda Marknadsplats AB

FöreningsSparbanken, in cooperation with Telia, has established an e-commerce company. Named Marakanda, the new company began operations during the fourth quarter of 2000 and is based on Telia's established e-commerce solution and FöreningsSparbanken's financial competence and strong municipal ties.

CHANGES IN THE BRANCH NETWORK

As an element in its continued cooperation with the independent savings banks and jointly owned banks, FöreningsSparbanken AB sold six branches during the year. An additional 43 branches were consolidated or closed. Following these changes, FöreningsSparbanken AB had 591 branches (640) as of year-end 2000. The number of branches of the jointly owned banks as of the same date was 64 (60). FIH had 4 branches (5) in Denmark, while Hansapank had 165 branches (164) in the Baltic states.

OTHER IMPORTANT CHANGES IN 2000

Issue of primary capital certificates

During the first quarter of 2000 the Bank issued primary capital certificates of USD 300 million, corresponding to approximately SEK 2.8 billion. The issue paved the way for a further increase in lending while at the same time strengthening the financial companies group's primary capital in a cost-effective manner. As a result of the issue, the Bank's capital adequacy and primary capital ratios were positively impacted by slightly over 0.5 percentage points.

New President and CEO

Birgitta Johansson-Hedberg took over as President and Chief Executive Officer of FöreningsSparbanken on April 12, 2000.

New organization and coordination of the Bank's retail operations

During the second quarter of 2000 FöreningsSparbanken established a seven-point program focused on coordinating the Bank's sales channels in a strong retail operation and E-business. The Bank will offer its own and others' products through various channels. The strength of the alliances in growth regions of the Nordic and Baltic countries provide Robur, Spintab and NetTrade, the Bank's online brokerage service, the opportunity to launch their products in new markets.

E-business becomes new business area

E-business was established as a separate business area during the second quarter of 2000 to further concentrate on growth areas and new business development. For the Swedish Internet bank, the emphasis is on expanding customer offerings and coordinating the online marketplace for business and private customers.

The development and establishment of Firstviewbank, FöreningsSparbanken's Danish Internet bank for private customers, was begun during the year. Firstviewbank is a branch of FöreningsSparbanken AB.

Warrant program for employees of FöreningsSparbanken

In April FöreningsSparbanken's Annual General Meeting approved the issue of promissory notes with detachable warrants to make it easier for employees and board members of the local banks to share in FöreningsSparbanken's anticipated appreciation in value. Presumably, this will further increase their commitment and motivation, benefiting both the Bank and its shareholders.

Slightly over 80 percent of FöreningsSparbanken's employees and local board members accepted the offer to buy warrants in the Bank. The warrants cost SEK 15 each, equivalent to their market value. They have a term of five years, with each warrant entitling its holder to subscribe for one new share at a price of SEK 187. In total, 8,030,000 warrants were purchased, adding SEK 120,450,000 to the Bank's subscribed capital. In connection with the offer, certain employees received a subsidy to subscribe for the warrants, due to which second-quarter expenses were charged with approximately SEK 70 M.

Capital gains
During the second quarter of 2000 FöreningsSparbanken and Sweden's other commercial banks divested their interests in Svensk Exportkredit AB. For FöreningsSparbanken, it had a positive effect on operating profit of approximately SEK 250 M.

In June FöreningsSparbanken decided to sell its entire holding in Poland's Bank Handlowy to Citibank, resulting in a capital gain of approximately SEK 450 M.

Revised financial objectives
During the third quarter FöreningsSparbanken decided to revise the Group's financial objectives whereby the primary capital ratio will fall in the range 6.5–7.5 percent (previously 6.5–8.5 percent with a target of 7.5 percent) and the capital adequacy ratio will be no less than 10.5 percent (11 percent). Moreover, the return on equity will exceed a weighted average for large, listed banking groups in Sweden, Denmark, Finland and Norway (previously only Sweden).

Baltic states
Following a bidding process, the Lithuanian State Property Fund selected FöreningsSparbanken's subsidiary Hansapank as the sole bidder in the sale of Lietuvos Taupomasis Bankas (LTB), Lithuania's largest retail bank, with 1.5 million customers. If the negotiations lead to an acquisition, Hansapank would strengthen its position as the dominant bank in the Baltic region.

Hansapank has issued a cash offer for 90.75 percent of the shares in LTB. The bank has total assets of approximately SEK 8.5 billion.

Allocation to employee profit-sharing fund
When FöreningsSparbanken's return on equity exceeds a weighted average for large, publicly listed Nordic banks, an allocation is made to the employee profit-sharing fund, Kopparmyntet. In the interim report for the third quarter, it was announced that such an allocation was highly likely. In view of the Group's profit trend and return on equity, a transfer to Kopparmyntet has been allocated in the year-end accounts. The allocated expense, which is charged against the fourth quarter of 2000, amounts to nearly SEK 540 M excluding and SEK 670 M including a special employer's contribution of 24.26 percent. Moreover, net profit for the year was charged during the first quarter with an additional allocation to Kopparmyntet of approximately SEK 50 M for profit shares for 1999 and a charge for profit shares in Hansapank of SEK 49 M. As a whole, profit-sharing expenses amounted to SEK 769 M (50).

The annual allocation to Kopparmyntet is limited to 1.5 basic amounts per employee, currently SEK 55,000, and can total not more than one third of the dividend to shareholders. The final decision on the allocation will be made by FöreningsSparbanken's Board of Directors in March 2001, when comparative data are available.

Vimmerby Sparbank
An agreement was reached with Vimmerby Sparbank on the acquisition of FöreningsSparbanken's branch operations in Vimmerby and Södra Vi and on the savings bank's conversion to a banking company. FöreningsSparbanken will be a co-owner of Vimmerby Sparbank, with 40 percent of the capital and voting rights. Sparbanksstiftelsen Vimmerby, a local foundation, will own the remaining 60 percent.

HIGHLIGHTS AFTER DECEMBER 31, 2000
Increased stake in FI-Holding
As of 2001 the other shareholders of FI-Holding have the opportunity to sell up to 25 percent of their holdings to FöreningsSparbanken. As of 2002 they have the opportunity to sell up to 50 percent, as of 2003 up to 75 percent and as of 2004 their entire original holding. The price will correspond to the shareholders' acquisition cost of the shares in FI-Holding – in total, slightly over SEK 3 billion – plus annual interest of 4.5 percent.

For its part, FöreningsSparbanken at the same time has the opportunity to buy the other shareholders' holdings in FI-Holding during the period 2003–2005 at a price corresponding to the acquisition cost of the shares plus annual interest of 6 percent.

FI-Holding will not pay any dividends during the contract period.

Early in February 2001 FöreningsSparbanken acquired an additional 5 percent of the shares in FI-Holding, thereby raising its holding to 64.7 percent. The acquisition was effected through the exercise of an option agreement with two of FI-Holding's co-owners. The purchase price amounted to slightly over SEK 400 M for 50,025 shares.

Firstviewbank
In mid-February 2001 FöreningsSparbanken introduced its Danish Internet service, Firstviewbank. Firstviewbank is both an online bank offering payment services, savings, loans and equity trading as well as a financial web site that gives customers an overview of their financial status, individualized information services and a sophisticated dialogue function. The goal is to have between 100,000 and 150,000 customers within a three-year period.

Svenska Girot
On February 13, 2001 the Swedish Competition Authority opposed the merger of Postgirot and Bankgirot within Svenska Girot and has therefore requested that the Stockholm District Court block the transaction. As a result, Sweden Post has decided to revoke the agreement it previously signed to sell Postgirot to Svenska Girot.

Business area report

The business area description is based on a product- and service-oriented approach in which the profit and return on closely related products and services are included in each respective area.

This means the Retail Banking includes the Swedish part of the Group's deposit and lending operations, including mortgage lending, as well as card and financing products. Also included are other commission- and fee-based services in the Swedish branch operations.

Swedbank Markets comprises the Bank's capital market, international and large corporate customer operations, as well as equity trading and corporate finance. Asset Management includes the management of equity funds, discretionary asset management and insurance savings in funds. Nordic/Baltic Alliances consists of operations outside Sweden, while E-business comprises Internet and e-commerce services.

The reported profit per business area includes both external and internal income and expenses. Internal sales commissions refer to market-based compensation paid to customer service units for brokered transactions.

Shareholders' equity has been distributed in relation to risk within each business area according to capital adequacy rules with the addition of unamortized goodwill.

The return on equity for the business areas is calculated based on operating profit after minority interests and standard tax. The return for the Group is based on profit for the financial year.

Nordic/Baltic Alliances and E-business are reported separately as business areas as of the fourth quarter of 2000. Comparative figures have been restated. In previous years, the segments were included in their entirety under "Other."

THE REPORTED BUSINESS AREAS' SHARE OF CONSOLIDATED OPERATING PROFIT


Percent
90
70
50
30
10
– 10
76%
71%
11%
15%
9%
10%
4%
14%
– 1%
– 4%
1%
- 6%
Operating profit 1999
Operating profit 2000
Retail Banking
Swedbank Markets
Asset Management
Nordic/Baltic Alliances
E-business
Other

Retail Banking

Retail Banking

Retail Banking comprises Local banks, Förenings-Sparbanken by Telephone, Spintab, card operations, FöreningsSparbanken Finans and jointly owned banks in Sweden.

Income including internal sales commissions rose by SEK 1,731 M or 13 percent compared with 1999. Net interest income from local banks rose by approximately SEK 650 M thanks to higher deposit margins, but was negatively affected by approximately SEK 290 M by lower lending margins. Higher lending volumes raised net interest income by approximately SEK 300 M.

Commissions developed very positively, mainly due to growth in fund and insurance savings. Expenses declined by 2 percent, while loan losses rose. Operating profit rose by SEK 1,731 M, or 35 percent. The return on equity increased substantially, to 25.5 percent.

RETAIL BANKING SEK M January – December	2000	1999
Income	13,090	11,942
Internal sales commissions	2,266	1,683
Expenses	– 7,968	– 8,145
Profit before loan losses	7,388	5,480
Loan losses	– 827	– 607
Share of profit of associated companies	70	27
Operating profit	6,631	4,900
(of which, minority interests)	(10)	(4)
Estimated shareholders' equity	18,670	18,156
Return on equity after tax	25.5%	19.4%

Asset Management

Asset Management

Asset Management comprises Robur, including Robur Försäkring, and the Group's discretionary asset management.

Income from fund and insurance savings rose by SEK 992 M, or 37 percent, compared with 1999.

Although internal sales commissions and expenses rose, profit improved by SEK 378 M, or 65 percent. The return on equity rose substantially, to 35.7 percent.

ASSET MANAGEMENT SEK M January – December	2000	1999
Income	3,670	2,678
Internal sales commissions	– 1,916	– 1,413
Expenses	– 793	– 682
Profit before loan losses	961	583
Operating profit	961	583
Estimated shareholders' equity	1,937	2,146
Return on equity after tax	35.7%	19.6%

Swedbank Markets

Swedbank Markets

Swedbank Markets comprises the Bank's capital market, international and large corporate customer operations, as well as securities brokerage and corporate finance.

Income rose in 2000, exceeding 1999 by 49 percent, owing to continued growth in equity, fixed income and currency trading. As a result, bonus expenses rose as well. The profit improvement compared with 1999 was SEK 636 M, an increase of 86 percent. The return on equity rose substantially, to 20.3 percent.

SWEDBANK MARKETS SEK M January – December	2000	1999
Income	3,139	2,100
Internal sales commissions	– 350	– 270
Expenses	– 1,416	– 1,082
Profit before loan losses	1,373	748
Loan losses	0	– 11
Operating profit	1,373	737
Estimated shareholders' equity	4,871	4,786
Return on equity after tax	20.3%	11.1%

Alliances

Nordic/Baltic Alliances

Nordic/Baltic Alliances consists of FI-Holding, Hansapank and equity interests in Aktia and SpareBank 1 Gruppen. FI-Holding is included in the Group as of November 1999, while Hansapank is consolidated in the 1999 profit and loss account according to the equity method. These circumstances have significantly impacted comparative figures.

The profit trend for 2000 was very positive, owing to good volume growth and the subsequent increase in income in both Denmark and the Baltic region. The income level has risen quarter by quarter, while the cost/income ratio before loan losses was around 0.50.

The return on risk-weighted equity according to capital adequacy rules, including unamortized goodwill, amounts to 11.7 percent.

NORDIC/BALTIC ALLIANCES SEK M January – December	2000	1999
Income	2,866	225
Expenses	– 1,373	– 78
Profit before loan losses	1,493	147
Loan losses	– 272	– 24
Share of profit of associated companies	134	135
Operating profit	1,355	258
(of which, minority interests)	(568)	(37)
Estimated shareholders' equity	4,846	1,521
Return on equity after tax	11.7%	10.5%

E-business

E-business

E-business comprises FöreningsSparbanken by Internet, NetTrade, Firstviewbank in Denmark and the e-commerce company Marakanda.

Income in 2000 consists of full cost-based compensation from Retail Banking and Swedbank Markets. Expenses include SEK 180 M to establish Firstviewbank, the international branch in Denmark. The share of the profit of associated companies was affected adversely by the acquisition of Marakanda.

E-BUSINESS SEK M January – December	2000	1999
Income	256	181
Expenses	– 612	– 261
Profit before loan losses	– 356	– 80
Share of profit of associated companies	– 42	
Operating profit	– 398	– 80
Estimated shareholders' equity	0	0
Return on equity after tax	neg.	neg.

Other

Other

Other comprises income and expenses that do not fall under any of the business areas, as well as eliminations of internal income and expenses. This includes FöreningsSparbanken Fastighetsbyrå (real estate brokerage) and computer services for independent savings banks and jointly owned banks. Also included are capital gains on the sale of financial fixed assets, such as the shares in Svensk Exportkredit AB and Bank Handlowy.

Expenses for Kopparmyntet are also reported here, as are the surplus insurance refunds from SPP.

OTHER SEK M January – December	2000	1999
Income	982	1,945
Expenses	– 1,557	– 1,898
Profit before loan losses	– 575	47
Loan losses	– 16	6
Share of profit of associated companies	35	3
Operating profit	– 556	56
Estimated shareholders' equity	2,117	2,731

Financial analysis

PROFIT TREND

The Group's operating profit for 2000 amounted to SEK 9,366 M (6,454). Operating profit for the year thus exceeded the 1999 result by SEK 2,912 M or 45 percent. The return on equity amounted to 19.7 percent (15.7) and earnings per share were SEK 12.10 (8.70).

Excluding capital gains and profit sharing expenses, operating profit rose by 84 percent to SEK 9,419 M (5,130).

Group income rose by 26 percent and expenses by 13 percent. The loan loss level was 0.2 percent (0.1). FI-Holding is included in the Group as of November 1999, while Hansapank's income and expenses are reported net in 1999 as a share of profit of associated companies. These circumstances have significantly impacted comparative figures.

Operating profit in the Bank amounted to SEK 7,562 M (6,017). The increase is primarily due to higher commission and trading income. Spintab's operating profit amounted to SEK 3,116 M (2,901), FöreningsSparbanken Finans' to SEK 282 M (269), Robur's (including Robur Försäkring) to SEK 1,133 M (789), and Kundinkasso's to SEK 248 M (211). FIH and Hansapank are included in operating profit with SEK 759 M.

Net interest income

The Group's net interest income rose by SEK 2,246 M, or 20 percent, to SEK 13,589 M (11,343). FIH and Hansapank contributed SEK 1,682 M. As a result, other net interest income rose by 5 percent. Higher deposit margins and lending volumes contributed positively to net interest income.

Expenses for the State's compulsory deposit guarantee were charged against net interest income in the amount of SEK 553 M (556). The Group's interest margin was 1.35 percent (1.33) and its investment margin 1.51 percent (1.48). The corresponding margins for Spintab were 0.94 percent (0.88) and 1.17 percent (1.14).

INTEREST RATES



Percent
16
12
8
4
0
3-month
10-year
1994
1995
1996
1997
1998
1999
2000

Dividends received

Dividends received amounted to SEK 247 M (159). Approximately SEK 70 M of the increase was attributable to Swedbank Markets' trading portfolios.

Net commission income

Net commission income rose in 2000 by SEK 1,881 M, or 38 percent, to SEK 6,784 M (4,903). Net commission income in Hansapank and FIH totaled SEK 522 M.

Commissions receivable rose by SEK 2,258 M, or 37 percent. Income growth in the savings area from Robur's fund management and insurance operations contributed greatly to this increase, as did income from payment services. Brokerage commissions rose as well.

Commissions payable rose by SEK 377 million, or 31 percent, compared with 1999.

Net profit on financial operations

Net profit on financial operations rose substantially, to SEK 1,694 M (579). Approximately SEK 800 M of the increase was due to Swedbank Markets' strong profit and SEK 255 M to FI-Holding and Hansapank.

Other operating income

Other operating income declined during the year by SEK 398 M to SEK 1,689 M (2,087).

QUARTERLY TREND IN GROUP PROFIT

SEK M	Q4 2000	Q3 2000	Q2 2000	Q1 2000	Q4 1999
Net interest income*	3,460	3,496	3,289	3,344	3,052
Net commissions	1,773	1,670	1,629	1,712	1,362
Net profit on financial operations	395	451	416	432	267
Other income	229	367	1,096	244	185
TOTAL INCOME	**5,857**	**5,984**	**6,430**	**5,732**	**4,866**
Staff costs	2,175	1,424	1,319	1,530	1,360
Other expenses	2,092	1,682	1,800	1,697	1,645
TOTAL EXPENSES	**4,267**	**3,106**	**3,119**	**3,227**	**3,005**
Profit before loan losses	1,590	2,878	3,311	2,505	1,861
Loan losses including change in value	– 235	– 240	– 290	– 350	– 272
Share of profit of associated companies	7	36	93	61	16
OPERATING PROFIT	**1,362**	**2,674**	**3,114**	**2,216**	**1,605**
* of which charge for deposit guarantee	138	137	138	140	138

Other income in 2000 included capital gains of SEK 716 M on the sale of shares in Svensk Exportkredit AB (SEK 250 M) and Bank Handlowy (SEK 466 M), as well as a value-added tax refund of SEK 168 M. The figure for 1999 included SEK 1,374 M in capital gains on property sales.

Expense trend

The Group's expenses rose by SEK 1,573 M, or 13 percent, to SEK 13,719 M (12,146).

Excluding FI-Holding, Hansapank and employee profit shares, expenses declined by 3 percent.

Staff costs

Staff costs for 2000 amounted to SEK 6,734 M (5,792). The increase is attributable to FIH and Hansapank, profit-sharing allocations, higher bonuses and expenses to subsidize the employee warrant program. Excluding these items, staff costs declined by 9 percent.

The number of full-time positions rose by 211 to 13,002 (12,791) at year-end. Full-time positions decreased in the Danish and Swedish parts of the Group, but increased by 355 in Hansapank.

CHANGE IN THE NUMBER OF FULL-TIME POSITIONS

	2000	1999
Permanent employees	9,106	9,002
Temporary employees	574	820
TOTAL	**9,680**	**9,822**
Hansapank	3,180	2,825
FIH	142	144
TOTAL	**13,002**	**12,791**

Surplus insurance refund from SPP

Since the mid-1990's the pension insurance company SPP has generated returns on its assets under management that have exceeded the corresponding increase in its pension commitments, resulting in surpluses. For FöreningsSparbanken, the discounted present value of its share of the surplus, SEK 286 M, is reported as a separate line in the profit and loss account as a deduction among "General administrative expenses."

Other administrative expenses

Other administrative expenses amounted to SEK 6,000 M (5,556), an increase of SEK 444 M , or 8 percent, compared with 1999. Of the change, SEK 389 M was attributable to FI-Holding and Hansapank.

Expenses for premises and rents amounted to SEK 1,054 M (975). The increase of SEK 79 M is attributable in its entirety to FI-Holding and Hansapank. In the rest of the Group, expenses for premises declined due to property sales in 1999, while rents rose. Branch consolidations and more efficient use of premises limited the increase in rents, however.

IT expenses rose by SEK 122 M during the year to SEK 1,523 M (1,401). Excluding FI-Holding and Hansapank, the increase was SEK 43 M. The Group's total IT expenses, after deducting income from independent savings banks and jointly owned banks, amounted to SEK 2,335 M (2,113) in 2000. In addition to the expenses in FI-Holding and Hansapank, expenses rose for system support for new products and to increase efficiency in the E-business and Savings business areas. Aside from computer expenses, total IT expenses include all other development and production expenses at FöreningsSparbanken IT, FI-Holding and Hansapank, as well as service charges for, and depreciation of, computer equipment.

The decrease in telecommunication and postage expenses was due to, among other things, the introduction of a toll-call telephone banking number during the second half of 1999. Since then customers have paid for their calls to FöreningsSparbanken by Telephone. Consulting expenses rose primarily due to the implementation of the seven-point program. Other expenses were affected by higher security expenses for ATM's and authorization systems for the Internet bank and NetTrade during the autumn of 2000.

Depreciation/amortization and write-down of tangible and intangible assets

The depreciation/amortization and write-down of tangible and intangible assets rose during the year by SEK 473 M, or 59 percent, to SEK 1,271 M (798). Amortization of goodwill rose primarily due to the acquisitions of FI-Holding and Hansapank. Higher investments in new technology resulted in an increase in depreciation of equipment.

Loan losses, net, and change in value of property taken over

Loan losses, net, and change in value of property taken over amounted to SEK 1,115 M (636). FIH and Hansapank accounted for SEK 272 M (24). The loan loss level, net, was 0.2 percent (0.1). A distribution of loan losses is indicated in the following tables.

THE GROUP'S LOAN LOSSES AND CHANGES IN VALUE

SEK M	2000	1999
Established	1,345	1,536
Provisions	731	855
Recoveries	– 953	– 1,756
Change in value of property taken over	– 8	1
TOTAL	**1,115**	**636**

Share of profit of associated companies

The share of profit of associated companies amounted to SEK 197 M (165). Hansapank represented SEK 109 M of the 1999 amount. The profit trend in 2000 for the jointly owned banks in Sweden was positive, as it was for Aktia Sparbank in Finland. The acquisition of Marakanda had an adverse impact on the share of profit of associated companies.

LOAN LOSSES AND CHANGES IN VALUE DIVIDED WITHIN THE GROUP SEK M	2000	1999
FöreningsSparbanken AB	761	535
Spintab	246	218
FI-Holding and Hansapank	272	24
Other	– 164	– 141
TOTAL	**1,115**	**636**

THE GROUP'S LOAN LOSSES AND CHANGES IN VALUE BY SECTOR SEK M	2000	%	1999	%
Households	52	5	64	10
Real estate management	220	20	58	9
Retail, hotels, restaurants	138	12	116	18
Construction	18	2	11	2
Manufacturing	201	18	211	33
Transportation	46	4	16	2
Forestry and agriculture	18	1	42	7
Other	422	38	118	19
TOTAL	**1,115**	**100**	**636**	**100**
of which, in the Bank	761		535	

Tax charge

The Group's profit before tax amounted to SEK 9,361 M (6,524) and its tax charge to SEK 2,476 M (1,904), or an effective tax rate of 26.4 percent (29.2). The lower tax rate is primarily due to a higher share of non-taxable income and to the elimination of corporate taxes in Estonia as of January 2000. The tax rate in 1999 was mainly due to higher taxable than reported capital gains on property sales.

THE GROUP'S ASSETS

The Group's assets amounted to SEK 929 billion (834) at year-end 2000.

The Bank's total assets rose by SEK 60 billion. The subsidiaries FI-Holding and Hansapank increased their asset base by SEK 12 and 7 billion, respectively.

The Robur Group raised its total assets by SEK 7 billion, primarily due to good growth in insurance savings.

Lending

Of the Group's assets, loans to the public accounted for 68 percent (68) and loans to credit institutions for 14 percent (13). The Group's total loans to the public and credit institutions other than banks and the National Debt Office, excluding resale agreements (so-called repos), amounted to SEK 608 billion (568) at year-end 2000. Lending thus increased by approximately SEK 40 billion, or 7 percent, of which SEK 14 billion is attributable to local banks in Sweden, SEK 13 billion to FI-Holding and SEK 5 billion to Hansapank.

Nearly half the loans, or SEK 270 billion (254), are to households, with mortgage loans accounting for SEK 210 billion (198). Spintab raised its lending to households by approximately SEK 12 billion, or 6 percent.

GROUP LOANS, NET, BY SECTOR SEK M	2000	%	1999	%
Households	270,107	44	254,112	45
Real estate management	131,123	22	130,339	23
Retail, hotels, restaurants	23,448	4	21,211	4
Construction	9,632	2	8,171	1
Manufacturing	43,690	7	39,493	7
Transportation	11,542	2	9,077	2
Forestry and agriculture	25,380	4	23,113	4
Other service businesses	15,632	3	13,986	2
Other business loans, including credit institutions	50,313	8	38,627	7
Municipalities	14,257	2	16,712	3
Other	12,778,	2	12,792	2
TOTAL	**607,902**	**100**	**567,633**	**100**
Resale agreements (repos)	28,624		5,889	
Total loans	636,526		573,522	

GROUP LOANS, NET, BY COLLATERAL SEK M	2000	1999
Residential properties, incl. condominiums	313,086	293,896
Other real estate	96,681	88,563,
Municipalities, county councils, etc.	51,032	52,979
Credit institutions	7,712	5,480
Chattel mortgages	19,132	18,665
Guarantees	10,697	11,223
Unsecured	74,207	62,789
Other	35,355	34,038
TOTAL	**607,902**	**567,633**
Resale agreements (repos)	28,624	5,889
Total loans	636,526	573,522

Interest-bearing securities

FöreningsSparbanken's holding of interest-bearing securities, including Treasury bills and other bills eligible for refinancing with central banks, amounted to approximately SEK 60 billion (58) at year-end. This does not include intra-Group holdings of nearly SEK 9 billion.

The Parent Company's holding amounted to approximately SEK 60 billion (44), of which SEK 28 billion was placed in a portfolio which is eligible in large part for refinancing with the Riksbank and is therefore an immediately disposable liquidity reserve. The remaining holding is included in the Bank's securities operations.

THE GROUP'S PROBLEM LOANS BY SECTOR 2000 SEK M	Gross	Provisions	Net	% of net loans
Households	569	321	248	0.09
Real estate management	1,013	618,	395	0.34
Retail, hotels, restaurants	263	249	14	0.09
Construction	148	88	60	0.76
Manufacturing	162	121	41	0.32
Transportation	89	54	35	0.63
Forestry and agriculture	152	91	61	0.25
Other	426	440	– 14	– 0.01
SUBTOTAL	**2,822**	**1,982**	**840**	**0.15**
Hansapank and FIH	542	1,399	– 857	– 1.12
TOTAL	**3,364**	**3,381**	**– 17**	**0.00**

THE GROUP'S PROBLEM LOANS 2000			
SEK M	Gross	Provisions	Net
FöreningsSparbanken AB	1,495	1,384	111
Spintab	921	501	420
FöreningsSparbanken Finans	210	56	154
Other	196	41	155
Hansapank and FI-Holding	542	1,399	– 857
TOTAL	**3,364**	**3,381**	**– 17**

The relation between problem loans and provisions is affected by standard provisions in foreign subsidiaries.

THE GROUP'S PROBLEM LOANS 1999			
SEK M	Gross	Provisions	Net
FöreningsSparbanken AB	2,226	1,600	626
Spintab	1,770	902	868
FöreningsSparbanken Finans	196	61	135
Other	188	42	146
Hansapank and FI-Holding	389	1,274	– 885
TOTAL	**4,769**	**3,879**	**890**

As of year-end the subsidiaries held liquidity reserves that were placed in interest-bearing securities. FIH's reserves amounted to SEK 5 billion and Hansapank's to SEK 3 billion.

Shares and participating interests for which life insurance policyholders bear the investment risk

Shares and participating interests for which life insurance policyholders bear the risk rose by SEK 6 billion to SEK 44 billion at year-end 2000. A corresponding provision is reported on the liability side of the balance sheet.

THE GROUP'S LIABILITIES

Of the SEK 894 billion (803) in Group liabilities, debt securities in issue accounted for 42 percent (43), deposits and borrowings from the public for 28 percent (26), and amounts owned to credit institutions for 14 percent (16). The Group's shareholders' equity amounted to approximately SEK 35 billion (31) at year-end.

Deposits and borrowings from the public

The Group's deposits and borrowings from the public amounted to SEK 247 billion (211) at year-end 2000. Excluding repos, deposits rose during the year by SEK 7 billion. The subsidiary Hansapank rose by SEK 6 billion.

Debt securities in issue and subordinated liabilities

At year-end debt securities in issue amounted to SEK 380 billion (344). Of the increase, the Bank accounted for SEK 16 billion and Spintab for SEK 19 billion. The Group's debt securities are primarily issued by Spintab to finance fixed-term mortgage loans. The interest fixing periods of Spintab's funding are well matched with its lending. The average remaining interest fixing period on Spintab's funding was 1.6 years (2.0). For the Group as a whole, the average remaining interest fixing period for debt securities in issue was 1.9 years (2.3).

Of the securities, 59 percent (74) were bonds and the remaining 41 percent (26) primarily short-term funding instruments.

In addition to bond loans and commercial paper programs, the Bank, Spintab, FIH and Hansapank issue both fixed-term and undated subordinated liabilities. Altogether, this type of liability amounted to SEK 29 billion (25) at year-end.

FINANCIAL RISKS

Financial risks refer to market risks such as interest rate, currency and share price risks, as well as liquidity risks.

Interest rate risks

The Group's interest rate risks arise when interest fixing periods on assets and liabilities, including derivatives, do not coincide. The Group's fixed-interest assets consist primarily of loans. The interest rate risk in these assets is largely eliminated either because they are financed with fixed-term funding or because the Group has arranged swap contracts where it pays a fixed interest rate.

An increase in market interest rates of one percentage point as of December 31, 2000 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by approximately SEK 603 M (849). The decrease in value of positions in SEK would have amounted to SEK 437 M (562) and for positions in foreign currency SEK 166 M (287). The Group's interest rate risk in foreign currency is primarily in the foreign subsidiaries Hansapank and FIH. An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by approximately SEK 92 M (431) as of December 31, 2000.

The Group also holds positions in real interest rate instruments, denominated in SEK, which a one-percent increase in real interest rates would have reduced in value by approximately SEK 40 M (42) as of December 31, 2000, of which approximately SEK 9 M (9) would affect reported net profit on financial operations.

An increase in interest rates would also impact net interest income. The effect would depend on the remaining interest fixing period on the Group's fixed-term assets, liabilities and derivatives and the extent to which the Bank matches the interest rates on variable-term deposits and lending. If market interest rates rise by one percentage point and then remain at the new level for one year, at the same time that the Bank raises its deposit and loan rates by the same amount, the Group's net interest income would rise by an estimated SEK 220 M. As of December 31, 1999 a similar change in interest rates would have reduced the Group's net

IMPACT ON THE VALUE OF ASSETS AND LIABILITIES IN SEK AND FOREIGN CURRENCY, INCLUDING DERIVATIVES, IF MARKET INTEREST RATES RISE BY ONE PERCENTAGE POINT

SEK M	<3 mos.	3-6 mos.	6-12 mos.	1-2 yrs.	2-3 yrs.	3-4 yrs.	4-5 yrs.	5-10 yrs.	>10 yrs.	Total
FöreningsSparbanken Group										
SEK	– 27	– 33	106	143	– 143	– 142	– 111	– 142	– 88	– 437
Foreign currency	– 4	– 5	– 34	– 43	– 30	46	86	– 32	– 150	– 166
TOTAL	**– 31**	**– 38**	**72**	**100**	**– 173**	**– 96**	**– 25**	**– 174**	**– 238**	**– 603**
Of which financial current assets valued at market by the Group										
SEK	– 7	– 50	– 15	37	– 7	13	– 47	0	– 38	– 114
Foreign currency	– 4	0	2	– 17	– 8	1	– 9	62	– 5	22
TOTAL	**– 11**	**– 50**	**– 13**	**20**	**– 15**	**14**	**– 56**	**62**	**– 43**	**– 92**

interest income by an estimated SEK 280 M. The change is due to the fact that a large part of the interest rate risk in the Group's lending is hedged with interest rate swaps or fixed-rate funding. Consequently, the Group had a larger volume of variable-rate assets than liabilities as of December 31, 2000.

Currency risks

Currency risks arise when the value of assets and liabilities in a currency, including derivatives, do not coincide in terms of size. The Group's currency risks are managed by adapting the total value of assets and liabilities, including derivatives, in a currency to the desired level. This is mainly done using derivatives, such as interest rate swaps and forward exchange agreements.

Approximately 19 percent of the Group's assets and 37 percent of its liabilities were denominated in foreign currency as of year-end. Slightly over half of the Group's assets and nearly a third of its liabilities in foreign currency are in the subsidiaries FI-Holding and Hansapank. Nearly another third of the Group's liabilities in foreign currency are attributable to loans raised by Spintab. Since Spintab does not maintain any open currency positions, this funding is swapped in its entirety to SEK. The Parent Company also had more liabilities than assets in foreign currency at year-end. The large part of the currency risk in the additional liabilities was eliminated through forward exchange agreements and interest rate swaps. At year-end Hansapank had an asset position in euros with an equivalent value of SEK 3.6 billion. The position was created because slightly over half of the Hansapank's euro-denominated lending is financed in EEK.

FöreningsSparbanken's strategic holdings in foreign companies and subsidiaries are generally financed in each company's national currency. One exception, however, is approximately SEK 1.5 billion of the Bank's holding in Hansapank, which is financed in euros. An adjustment in the exchange rate between EEK and the euro would occur only in extreme circumstances. The value of the Estonian currency, EEK, is based on a currency board with the euro, and the exchange rate against the euro (until 1999 against DEM) has been fixed according to Estonian law since the currency reform of 1992. In addition, the Norwegian savings banks have issued primary capital certificates in NOK with a corresponding value of SEK 450 M, financed in SEK. As a whole, the Group's exposure to currency risks is limited. A change in exchange rates between SEK and other currencies of +/– 5 percent would have affected the value of the Group's positions by no worse than approximately SEK 23 M at year-end.

Share price risks

Exposure to share price risks arises due to holdings in equities as well as equity and equity-related derivatives. Share price risk refers to the risk of losses stemming from changes in stock prices and expectations of their future volatility. The Bank's equity trading is primarily customer-related. Positions in the Bank's trading operations are normally such that only limited losses can arise from large share price movements. The purpose of these positions, among other things, is to create liquidity for the Bank's customers.

At worse, a +/– 10-percent move in equity prices would change the value of the positions in the trading operations by approximately SEK 1 M as of year-end.

In addition to the holdings of the trading operations, there are small holdings in the Group's insurance company as well as in FI-Holding and Hansapank.

Market risks in the Bank's trading operations

The Bank's trading operations are handled by Swedbank Markets, with the primary purpose of satisfying customer demand for transactions in the financial market. Position-taking is limited in scope, due to which the risk level in these operations is low. This is indicated clearly in the accompanying diagram, which shows that the daily earnings of the operations in 2000 remained at a stable level with minor variations. The stable earnings and minor variations should also be seen against the background of the substantial price fluctuations in the stock, currency and, to some extent, the fixed income market during certain periods of the year.

DAILY EARNINGS BY THE BANK'S TRADING OPERATIONS IN 2000, SEK M


No. of days
80
70
60
50
40
30
20
10
0
-20/ -24
-16/ -20
-12/ -16
-8/ -12
-4/ -8
0/ -4
0/ +4
+4/ +8
+10/ +12
+12/ +16
+16/ +20
+20/ +24

Daily earnings of the Bank's trading operations. The height of the bars indicates the number of days with the earnings level shown horizontally at the bottom of the diagram.

Liquidity risks

Liquidity risks arise because the maturity structures of cash flows from assets and liabilities, including derivatives, do not coincide. The risk is that the Bank cannot meet its payment obligations or that the financing expense increases due to considerable financing requirements on a specific day. The Group actively manages its liquidity in order to avoid these risks. This is accomplished by maintaining a liquidity buffer for unforeseen events, for example, in the form of assets eligible for refinancing with the Riksbank. Furthermore, the Group's liquidity situation is continuously monitored and its funding is planned in such a way as to avoid excessive short-term financing needs. The Group's liquidity risk is also reduced by maintaining a spectrum of financing sources. The Group maintains good liquidity preparedness based on a conservative risk profile in this area.

Derivatives

Derivatives are used in the Group by Swedbank Markets, Group Treasury and certain subsidiaries. In Swedbank Markets, derivatives are used to meet customer needs and to cover and take market positions. In other units, derivatives are used primarily to reduce interest rate and currency risks. Derivatives impact the Group's financial risks because the value of the instruments is affected by movements in interest rates and the price of currencies and equities. Financial risks linked to derivatives are limited and monitored as part of the overall management of financial risks. The cash flows that arise from the Group's derivative transactions are monitored and followed up in the same way as other cash flows within the Group. The table in Note 25 divides the Group's total derivative positions as of December 31, 2000 into interest, currency and equity derivatives as well as other. Contracts with positive and negative market values are summed up separately. The table also indicates how large a share of the Group's derivatives are settled via a clearing organization.

SENSITIVITY ANALYSIS, 12 MONTHS

	Change	Effect on operating profit, SEK M
Net interest income		
Increased interest rates on variable-rate deposits and loans	+1% point	220
Decreased interest rates on variable-rate deposits and loans (except low-interest accounts)	−1% point	− 820
Net profit on financial operations		
Market interest rate	+ 1% point	− 92
	− 1% point	+ 59
Net commission income	+/− 1%	+/− 68
Stock prices	+/− 10%	+/− 269
Staff changes	+/− 100 employees	−/+ 52
Salary changes	+/− 1%	−/+ 54
Problem loans 1)	+/− SEK 1 billion	−/+ 50
Loan loss level	+/− 0.1% point	−/+ 640

1) Cost of capital 5 percent

RATINGS

	FSPA	Spintab	FIH	Hansapank
Moody's				
Short-term	P-1	P-1	P-1	P-2
Long-term	Aa3	Aa3	A1	Baa1
Bank Financial Strength	B			D +
FitchIBCA				
Short-term	F−1	F−1+		
Long-term	A+	AA-		
R & I	AA−			
S&P				
Short-term	A-1	A-1		A-2
Long-term	A			BBB

In contracts with positive market values, the Group has a receivable from the counterparty. To the extent a contract is settled via a clearing organization, the Bank has a receivable from it. The clearing organization manages and reduces counterparty risks through the use of margin collateral and continuous settlements. As a result, the counterparty risk in these contracts is negligible and is not considered a credit risk for the Bank. These contracts are not included, either, in the risk-weighted amount when calculating the Bank's capital requirements for counterparty risks. For other contracts, so-called OTC derivatives, a positive market value can be said to entail a credit risk.

Capital base and capital adequacy

The calculation of the capital base and capital adequacy (Note 40) is based on the concept of the "financial companies group," not the group definition according to the Annual Accounts Act. The financial companies group includes financial companies in which the ownership interest exceeds 20 percent. Insurance companies are not included. As of December 31, 2000 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs & Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Aktia Sparbank Ab in Finland and Sparebank 1 Gruppen in Norway.

On December 31, 2000 the capital adequacy ratio amounted to 10.8 percent (10.4), of which the primary capital ratio was 6.9 percent (6.0). Market risks as a share of the total capital adequacy ratio amounted to 0.5 percentage points (0.4).

Proposals for new capital adequacy rules

The Basle Committee on Banking Supervision and the EU are jointly reviewing capital adequacy rules. Their review comes as a consequence of the rapid development in recent years of methods to quantify risks, a trend which is still very much under way. The objective of the review is to adapt capital adequacy rules so that capital requirements better reflect a bank's real risks than is the case today.

The Basle Committee and EU Commission have put out a concrete proposal for comments from interested parties by May 31, 2001. The intention is to publish a final version of the new capital requirements from the Basle Committee and a new EU directive from the Commission in December 2001. The new rules are expected to be implemented in 2004.

According to the new proposal, capital requirements for credit risks can be based on a bank's internal ratings, with the approval of supervisory authorities. For banks that do not meet the standard required in order to base their capital requirement on internal credit risk assessments, the requirement will instead be based on standard rules in the same way as today. When there is an external rating for a customer, the standard rules are intended to be based on it.

The Basle Committee and the EU are also considering whether to introduce capital requirements for operational risks. These risks are more difficult to quantify than other banking risks. The proposals to date have therefore based the capital requirement on standard values.

FÖRENINGSSPARBANKEN'S EXPOSURE IN SPECIFIC COUNTRIES AND REGIONS AS OF DECEMBER 31, 2000

SEK M	Lending	Derivatives	Investments	Guaranties	Other	Total	Of which credit institutions
Sweden	529,659	14,665	46,302	11,091	416	602,133	88,753
OECD [7]	101,297	20,309	12,259	1,994	2,771	138,630	63,103
Latin America [8]	1,077	0	95	62	2	1,236	596
Of which Brazil	385	0	0	0	0	385	385
Baltic region [9]	17,094	28	426	1,190	231	18,969	1,160
Russia	64	0	0	0	0	64	8
Japan	666	237	171	0	10	1,084	1,084
Rest of East Asia [10, 11]	1,015	0	0	0	110	1,125	674
Of which South Korea	448	0	0	0	19	467	467
Of which China	20	0	0	0	18	38	38
Other countries [11, 12]	2,154	10	118	41	437	2,760	1,165

1) Including the public and credit institutions. Excluding repos. Book value in SEK M.

2) Including clearing institutions. Primarily forward contracts and swaps in interest rates and currencies. Market value in SEK M.

3) Holdings in securities excluding trading portfolios in stocks. Book value in SEK M.

4) Loan guarantees, construction guarantees and performance guarantees. Book value in SEK M.

5) Letters of credit, endorsed acceptances, shareholdings and primary capital certificates in, among others, Aktia Sparbank, Erste Bank and Sparebank 1 Gruppen.

6) Including National Debt Office. For countries outside the categories OECD, Japan and Sweden, the exposure to credit institutions is primarily trading-related.

7) Excluding Sweden, Japan, Hungary, Mexico, Poland, Turkey, South Korea and the Czech Republic.

8) Of which with subsidiaries of listed Swedish companies SEK 191 M.

9) Poland Estonia, Latvia and Lithuania.

10) China, Hong Kong, India, Indonesia, Malaysia, Pakistan, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

11) Of which shipping: Rest of East Asia, SEK 420 M; other countries according to definition in note 12, SEK 931 M. These commitments do not entail any true country risk, since they are merely the countries in which ship-owners are registered.

12) Algeria, Andorra, Bahamas, Bermuda, British Virgin Islands, Cayman Islands, Croatia, Cyprus, Czech Republic, Egypt, Gibraltar, Hungary, Iran, Israel, Jordan, Kenya, Liberia, Malta, Mauritius, Monaco, Oman, Puerto Rico, Saudi Arabia, South Africa, Tunisia, Turkey and the United Arab Emirates.

The Group's risk control

CREDIT RISKS

The Board of Directors has overall responsibility for credit risk exposure and sets the guidelines for managing credit risks through its Credit and Capital Market Committee. In special instructions, the Board has delegated responsibility for certain issues to this committee, which reports regularly to the Board. The Board also appoints the Central Credit Committee and the boards of the local banks.

The local banks are divided into three categories based on their total loan volume. This categorization is the primary determining factor for the local bank's credit limits, although consideration is also given to its competence and the local market's structure. Special approval procedures apply for subsidiaries.

Local banks have credit and commercial responsibility for approximately 70 percent of the Bank's total loan portfolio and, through an integrated credit processing system, have customer responsibility for a large part of Spintab's portfolio.

Monitoring and analysis

The Central Staff Unit, which is independent from the business operations, is responsible for coordinating and monitoring the Group's loan operations. Its monitoring role also includes active evaluations and, when necessary, initiating measures in consultation with the unit in question. The Central Staff Unit prepares and oversees the work of the Bank's Central Credit Committee in accordance with the Bank's approval procedures.

As an overriding principle, all credit decisions at FöreningsSparbanken are made by at least two persons or, in the case of small loans, by one person with the support of an IT-based evaluation system. All corporate loan exposure over a certain level is subject to internal ratings, where it is classified based on an assessment of the borrower's solvency and the quality of the collateral.

The Central Staff Unit's responsibility extends to the Group's credit reporting, credit instructions and routines for credit risk control and monitoring.

The managements and boards of the local banks are responsible for local monitoring.

FINANCIAL RISKS

Overall policy

The Board of Directors sets the financial policy for the Group. This includes risk profiles, delegation of responsibilities, risk management, risk control and reporting. FöreningsSparbanken maintains a low risk profile with limited risks in financial markets.

When trading financial products, the Bank weighs risk against expected return. FöreningsSparbanken's activities in financial markets are designed to meet customers' long-term needs and, in addition, facilitate the Group's own financing and portfolio management.

The Bank participates in trading in markets in Sweden and internationally in such a way and to such an extent that it maintains its reputation as a professional business partner. The Group's own funding is structured in a way that ensures a stable, long-term investor base in a number of markets in the world. The financial risks covered by the financial policy include interest rate risk, currency risk, share price risk (market risks) and liquidity risk. Also covered are counterparty risks in non-standardized derivative contracts (so-called OTC derivatives), which are related to market risks and disposal risks.

Responsibility for management and control

FöreningsSparbanken's Board of Directors is ultimately responsible for how the Group manages its financial risks. It decides on the overall objectives for capital adequacy, liquidity and limits for the Group's exposure to various financial risks. This also includes issues regarding the control of the Group's financial risks. The Board of Directors appoints the Bank's Finance Sub-Committee and Trading Sub-Committee. The Finance Sub-Committee distributes and monitors risk mandates in the Group within the limits set by the Board. The Trading Sub-Committee distributes risk mandates between the various departments within Swedbank Markets' area of responsibility. Each subsidiary's finance committee continuously monitors the company's financial risks.

A keystone in the Group's risk management is that each risk-taking unit is responsible for continuous monitoring and control of all risks that arise in its operations, including financial risks. Consequently, unit managers are responsible for adequately monitoring and controlling the risks in their operations on a daily basis within the guidelines established for the Group.

The Group's financial risk control unit, which is directly subordinate to the Group's Chief Financial Officer, fills a risk control and monitoring function independent of that of the risk-taking units. The unit has overall responsibility for monitoring compliance with risk limits, the development of measurement methods, limitations and the review of financial risks within the Group.

Risk-taking units in the Group have local risk control functions that are responsible for continuously monitoring and compiling financial risks. Reports are continuously filed with the Group unit for financial risk control.

Limiting market risks

By market risks are meant the risk that changes in interest rates, exchange rates and share prices will lead to a decline in the value of the Bank's net assets and liabilities, including derivatives. Market risks are controlled primarily through daily monitoring of risk exposures vis-à-vis established limits and continuous analysis of outstanding positions. Limits on interest risks are calculated using sensitivity measures based on interest rate fluctuations in individual currencies. The limit structure includes limits on option-related risks, so-called non-linear risk.

The Group's currency risk exposure is limited and controlled by limiting holdings in individual currencies as well as at the aggregate level. The limit structure also includes specific measures for limiting option-related risk.

Limits on share price risk exposure are based on sensitivity measures of share price movements. The limit structure also includes specific limits on option-related risk.

These sensitivity measures are complemented by continuous scenario and stress tests for more comprehensive analysis of the potential loss risks of the Group's positions from various fluctuations in underlying risk factors as well as their expected volatility.

Liquidity risks

Liquidity risks arise due to the fact that the maturity structures of cash flows from assets and liabilities, including derivatives, do not coincide. The risk is that the Bank cannot meet its payment obligations or that the financing expense will increase owing to considerable financing requirements on a specific day. The Group's liquidity limits restrict accumulated net payment outflows resulting from the Group's positions in the days ahead as well as for longer periods of time.

OPERATIONAL RISKS

The Group's risk policy defines operative risks as administrative risks, IT risks and legal risks. Responsibility for their management rests within the entire Group and with each responsible manager, who must identify, limit and control his or her unit's operative risks. The Board of Directors' Audit and Security Committee has responsibility for monitoring operative risks in particular.

Future requirements

The Basle Committee on Banking Supervision is currently drafting requirements that, in the years ahead, are expected to make operational risks subject to the same capital adequacy requirements as credit and market risks. This work is being carefully monitored, so that the Group will be well positioned when the new rules go into effect.

Stronger organization

During the year a special staff unit was established to follow up, monitor and report on operational risks at the Group level. The methods used include annual self-evaluations.

Risk areas

A Group-wide analysis of the largest operational risks and risk areas was conducted during the year, in addition to the periodic self-evaluations. The results will serve as the basis for further targeted measures to control operational risks.

The Group's policies and instructions are reviewed against the backdrop of developments in the area and new requirements that are anticipated from supervisory authorities.

Different approaches

Operational risks affect all areas of the Group's operations. The risks are spread across a broad spectrum. The consequences and likelihood of risk-related losses also vary.

Quality work aimed at continuous improvements is essential in order to minimize more frequent but smaller losses in operational activities. To avoid larger unexpected risk-related losses, special risk analyses and preparations are made.

Methods and priorities

An intensive international effort is under way in the financial sector to develop methods and techniques to identify, evaluate and manage operational risks. The Group stays well informed of this work in various ways.

Developments are being made with regard to both qualitative methods (e.g. self-evaluations) and more quantitative methods (loss databases, modeling, etc.). The Group's aim is to actively participate in this development.

In addition to the broad-based risk-related work being done in various parts of the Group, priority measures will be taken in the following areas:

- E-business
- Introduction of new products and services
- IT operations
- Access to competence

In cooperation with the Group's insurance brokers, work is under way to investigate and evaluate the opportunities for risk transfers through new insurance solutions, among other things.

Accounting principles

The annual report has been prepared in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulations and general advice of the Swedish Financial Supervisory Authority.

Changes in accounting principles

As of the financial year 2000 the Group applies the Swedish Financial Accounting Standards Council's recommendations on income taxes (RR 9) and the reporting of associated companies (RR 13). In accordance with recommendation RR 5, the reporting of changes in accounting principles, recommendation RR 9 has been introduced retroactively. The restatement of previous years' figures has been limited to the preceding year only.

"Share of profit of associated companies" is reported on a separate line before "Operating profit," unlike the previous year, when the amount was included in "Other operating income." Comparative figures have been restated accordingly.

Consolidated accounting

The consolidated accounts have been prepared in accordance with recommendation RR 1:96 of the Swedish Financial Accounting Standards Council. The consolidated accounts comprise FöreningsSparbanken AB and those companies in which the Bank directly or indirectly holds more than 50 percent of the voting rights of the shares. These companies are reported in the consolidated accounts in accordance with the purchase accounting method. The consolidated accounts also comprise associated companies, i.e. companies in which the Bank directly or indirectly holds more than 20 percent of the voting rights of the shares and where the ownership interest is an element in a long-term affiliation between the Bank and the company. Associated companies are consolidated in accordance with the equity method, with the exception of Eskilstuna Rekarne Sparbank AB, which is consolidated according to the proportional method. Associated companies are reported according to RR 13 on a separate line on the balance sheet. Amortization of goodwill is deducted from the Group's share of each associated company's profit.

Dormant companies and other companies of insignificant size are not consolidated.

Companies taken over to protect claims have not been consolidated since they are of little significance or are expected to be divested within the near future.

Foreign subsidiaries and associated companies

Shares in foreign subsidiaries and associated companies that are refinanced in the same currency are valued at their acquisition price in the Parent Company. In the Group, subsidiaries and associated companies are translated in accordance with the current method. This means that assets and liabilities are translated to SEK at the closing day rate, while the profit and loss account is translated at the average rate for the financial year. Translation differences that arise from the use of the current method directly impact restricted and nonrestricted equity. As a result, any translation differences attributable to the financing in foreign currency of the investment in a subsidiary's shares are applied directly against shareholders' equity, taking into account deferred tax.

International branches, subsidiaries and associated companies are classified as independent operations according to the definition in recommendation RR 8 of the Swedish Financial Accounting Standards Council.

Assets and liabilities in foreign currency

Assets and liabilities in foreign currency are valued at the average of the closing day's quoted buying and selling rates according to the Bank's official exchange rate list. Outstanding forward contracts are valued at closing-day market prices. Holdings of foreign bank notes have been valued at the closing-day buying rates for each currency.

Financial assets

The holding of financial instruments is divided into financial fixed assets and financial current assets. Securities that are intended to be held until maturity or for the long term are classified as financial fixed assets. Other securities as well as derivatives are classified as financial current assets.

Exchange rate differences on the purchase of interest-bearing securities are reported as interest and accrued so that the effective yield during the instrument's fixed interest period is constant. The instrument's acquisition value adjusted by exchange rate differences expensed or entered as income is termed its accrued acquisition value.

Financial fixed assets, which consist of interest-bearing securities, are valued at their accrued acquisition value. Realized gains/losses on financial fixed assets are reported under "Other operating income" and "Other operating charges," respectively.

Financial current assets, which consist of transferable securities and derivatives in the trading operations, are valued at fair value. The gain that arises when book value exceeds acquisition value – or in the case of interest-bearing securities its accrued acquisition value – is allocated to a reserve for unrealized gains.

The reserve is reported under restricted shareholders' equity after taking into account deferred tax. Other financial current assets are valued at the lower of accrued acquisition value and fair value. In the profit and loss account, both unrealized and realized gains are reported under "Net profit on financial operations."

Derivatives with positive book value are reported under "Other assets," while those with negative book value fall under "Other liabilities."

Repos

In a true repurchase transaction, where in essence the repurchase is irrevocable, the asset is still reported on the selling party's balance sheet and the proceeds obtained are reported as a liability. The security sold is reported as a pledged asset and a memorandum item on the balance sheet. The receiving party does not report the security on its balance sheet. The proceeds it pays are instead reported as a claim on the selling party. The difference between the proceeds based on the spot rate and forward rate is accrued over maturity as interest.

Stock loans

Stock loans to others remain on the balance sheet as securities and as assets pledged and memorandum items, while stocks on loan from others are not reported as assets. Stocks on loan to others are valued in the same way as other security holdings of the same type. In cases where the borrowed stocks are sold, i.e. short-selling, an amount corresponding to the security's fair value is taken up as a liability.

Hedge accounting

To protect certain assets and liabilities or payment flows stipulated by contract against interest risks, share price risks or currency risks, these positions are matched against positions with corresponding flows and maturities. Deferred hedge accounting is applied for positions that are individually or collectively identified and which have an effective hedge, i.e. a high correlation when values change. The effectiveness of the hedge is evaluated regularly until maturity.

If hedge accounting is suspended because the protected position is realized although the hedged position remains on the balance sheet (at acquisition value), the capital gain/loss is accrued over the remaining maturity of the hedged position.

At Spintab, all fixed-rate funding is reported according to hedge accounting, since it is matched by fixed-rate lending. As a result, any exchange rate differences realized from the repurchase of Spintab's funding are accrued over the remaining maturity of that funding. When the Bank buys Spintab's debt instruments, there is a corresponding accrual in the consolidated accounts of the difference between the Bank's acquisition value of the purchased instrument and Spintab's book value of the same.

Lending and provisions for loan losses

Claims are reported at the maximum value that is expected to be received. On the balance sheet, claims are reported net after the deduction of write-downs for both established and anticipated loan losses. On the liability side, anticipated loan losses are reported with regard to guarantees and other contingent liabilities. Operating profit is charged with established and anticipated loan losses less restored provisions and recoveries, as well as with the net cost of discharging guarantees and other contingent liabilities.

Provisions for anticipated loan losses as a rule are based on an individual assessment of loans and guarantees. For homogenous groups of claims with limited value and similar credit risks, collective valuations have been used. Provisions are made for anticipated losses if the solvency of the borrower is not expected to improve sufficiently within two years and the value of the collateral does not cover both the principal and accrued interest by a safe margin.

Property taken over to protect claims is valued at the lower of acquisition value and fair value.

Changes in value and capital gains/losses on property taken over are reported in the profit and loss account under "Change in value of property taken over." Property used as collateral for doubtful claims is valued at fair value.

Leasing assets

The Group's leasing operations consist of financial leasing and are therefore reported as lending in accordance with the recommendation (RR 6) of the Swedish Financial Accounting Standards Council. As such, leasing fees are reported partly as an interest receivable and partly as amortization.

Financial liabilities

Financial liabilities are reported at either accrued acquisition value or, when the liability has a short fixed-interest period, at nominal value.

Price differences arising from issues are taken up as interest and accrued in the same way as interest-bearing assets.

Depreciation

Equipment used in operations is depreciated according to schedule by 20 percent of acquisition value. Investments in IT systems are not capitalized.

Real estate, with the exception of properties taken over to protect claims, is depreciated at the highest amount allowable for tax purposes.

Goodwill amortization is based on an item's economic life. Long-term investments in stable companies that are leaders in their markets are considered strategic.

The amortization schedule for these investments varies between 10 and 20 percent. Goodwill in associated companies is amortized according to schedule at 5, 10 or 33 percent.

Pension obligations

The Group's pension obligations are covered through insurance, allocations to pension funds and allocations on the balance sheet under "Provision for pensions."

The computed pension expense relating to pension obligations covered by pension funds or the provision for pensions account is reported as an operating expense. The computed pension premium is restored as an appropriation under "Settlement of pensions," where settlement is made against pension payments, payroll tax, tax on returns and any allowance from, or allocation to, the pension funds.

Tax

According to recommendation RR 9, current tax charges, including deferred tax from previous years, are reported under tax on profit for the financial year. Deferred tax has been calculated based on temporary differences, tax loss carry forwards and other future tax deductions. A temporary difference is the difference between an asset's or liability's reported value and value for tax purposes.

Estimated tax on profit for the financial year, including deferred tax and adjusted for income taxes from previous years, is reported under "Tax on profit for the financial year."

Profit and equity according to generally accepted accounting principles in the U.S. (U.S. GAAP)

The consolidated accounts have been prepared in accordance with generally accepted accounting principles in Sweden, which in certain respects differ from generally accepted accounting principles in the U.S.

A summary of the estimated effects on the Group's profit and equity of the application of U.S. principles is reported in Note 42.

Definitions

ADJUSTED EQUITY PER SHARE
Shareholders' equity according to the balance sheet and the equity portion of the difference between the book value and fair value in the holding of financial fixed assets in relation to the number of shares outstanding.

CAPITAL ADEQUACY RATIO
The closing-day capital base in relation to the closing-day risk-weighted amount.

CAPITAL BASE
The sum of primary and supplementary capital less deductions in accordance with chapter 2 § 7 of the Act on Capital Adequacy. To cover capital requirements for market risks, subordinated loans with original maturities of at least two years may be included in the capital base.

CASH FLOW PER SHARE
Cash flow for the period in relation to the number of shares.

COST/INCOME RATIO
Total costs in relation to total income, both of which are adjusted for scheduled depreciation of leasing assets.

DOUBTFUL CLAIMS
Claims which are overdue for payment by more than 60 days and loans for which other circumstances cause uncertainty as to their value and for which the value of their collateral does not cover both principal and accrued interest by a safe margin.

DURATION
The average weighted maturity of payment flows calculated at present value and expressed in number of years.

EQUITY/ASSETS RATIO
Shareholders' equity carried forward at year-end in relation to total assets at year-end.

EQUITY PER SHARE
Shareholders' equity according to the balance sheet adjusted for the equity portion of the difference between the book value and fair value of financial instruments in relation to the number of shares outstanding.

INCOME/COST RATIO
Total income in relation to total costs, both of which are adjusted for scheduled depreciation of leasing assets.

INTEREST FIXING PERIOD
Contracted period during which interest on an asset or liability is fixed.

INTEREST MARGIN
The difference between the average interest on total assets after deducting scheduled depreciation of leasing assets and the average interest on total liabilities.

INVESTMENT MARGIN
Net interest income in relation to average total assets.

LIQUID ASSETS IN THE STATEMENT OF CASH FLOWS
Cash and balances with central banks, for net claims the net of demand loan receivables and demand loan liabilities with maturities up to five days, and Treasury bills, other bills and mortgage bonds eligible for refinancing with Sveriges Riksbank taking into account repos and short-selling.

LOAN LOSSES, NET
Established and anticipated losses for the year less restored provisions and recoveries related to loan claims as well as the year's net expense for discharging guarantees and other contingent liabilities.

LOAN LOSS LEVEL, NET
Loan losses, net, and changes in the value of property taken over in relation to the loan balance brought forward as well as property taken over and loan guarantees.

MATURITY
The time remaining until an asset or liability's terms change, its amortization date or its due date for final payment.

NET ASSET VALUE PER SHARE
Shareholders' equity according to the balance sheet and the equity portion of the difference between the book value and fair value of the assets and liabilities divided by the number of shares brought forward at year-end.

NUMBER OF EMPLOYEES
The number of employees at year-end, excluding long-term absences, in relation to the number of hours worked expressed in terms of full-time positions.

OPERATING PROFIT PER SHARE
Operating profit after standard tax divided by the average number of shares.

P/E RATIO
Share price at year-end in relation to operating profit per share.

PRICE/EQUITY
The share price at year-end in relation to the closing-day equity per share.

PRIMARY CAPITAL
Shareholders' equity in the Parent Company including 72 percent of the untaxed reserves less goodwill as well as equity contributions and reserves that may be included in the capital base as primary capital according to chap. 2 § 6 of the Act on Capital Adequacy. The financial companies group also includes minority interests that accrue to companies covered by group-based accounting.

PRIMARY CAPITAL RATIO
Closing-day primary capital in relation to the closing-day risk-weighted amount.

PROBLEM LOANS, GROSS
Doubtful claims for which interest is not entered as income until payment is made and claims with interest concessions.

PROBLEM LOANS, NET
Problem loans, gross, less provisions made for anticipated loan losses.

PROFIT PER EMPLOYEE
Profit in relation to the average number of employees.

PROFIT PER SHARE AFTER DILUTION
The portion of profit for the period attributable to common shares in relation to a weighted average number of common shares outstanding during the period adjusted for the dilution effect of potential common shares.

PROFIT PER SHARE BEFORE DILUTION
The portion of profit for the period attributable to common shares in relation to a weighted average number of common shares during the period.

PROVISION RATIO FOR DOUBTFUL CLAIMS
Provisions for anticipated loan losses in relation to doubtful claims, gross.

RETURN ON EQUITY
Profit for the period in relation to average shareholders' equity. Average shareholders' equity is adjusted for new and bonus issues, dividends and minority interests.

RETURN ON TOTAL CAPITAL
Operating profit in relation to the average of total assets brought forward at the beginning of the year and carried forward at year-end.

RISK-WEIGHTED AMOUNT
Total assets on the balance sheet and off-balance sheet commitments divided by credit and market risks valued and risk-weighted according to current capital adequacy regulations. Volumes are weighted in relation to estimated risk so that they can be included in the risk-weighted volume at 0, 20, 50 or 100 percent.

SHARE OF DOUBTFUL CLAIMS
Doubtful claims, net, in relation to total lending.

STANDARD TAX
Standard tax rate of 28 percent.

SUPPLEMENTARY CAPITAL
Fixed-term subordinated liabilities (less a certain reduction if their remaining maturity is less than five years), undated subordinated liabilities and equity contributions and reserves that may be included in the capital base as supplementary capital according to chap. 2 § 6 of the Act on Capital Adequacy.

TOTAL LENDING
Lending to the public excluding the National Debt Office and to credit institutions excluding banks.

YIELD
Dividend per share in relation to the share price at year-end.

Profit and loss account

SEK M	Note	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Interest receivable	1	52,560	40,197	23,414	19,850
Interest payable	1	– 38,971	– 28,854	– 16,454	– 13,018
NET INTEREST INCOME *		**13,589**	**11,343**	**6,960**	**6,832**
Dividends received	2	247	159	4,652	4,106
Commissions receivable	3	8,377	6,119	5,640	4,473
Commissions payable	4	– 1,593	– 1,216	– 922	– 718
Net profit on financial operations	5	1,694	579	1,388	488
Other operating income	6	1,689	2,087	1,608	2,072
TOTAL INCOME		**24,003**	**19,071**	**19,326**	**17,253**
Staff costs	7	– 6,734	– 5,792	– 5,566	– 5,167
Surplus insurance refund from SPP		286		174	
Other administrative expenses	8	– 6,000	– 5,556	– 4,964	– 4,981
TOTAL ADMINISTRATIVE EXPENSES		**– 12,448**	**– 11,348**	**– 10,356**	**– 10,148**
Depreciation/amortization and write-down of tangible and intangible fixed assets	9	– 1,271	– 798	– 542	– 500
TOTAL EXPENSES		**– 13,719**	**– 12,146**	**– 10,898**	**– 10,648**
PROFIT BEFORE LOAN LOSSES		**10,284**	**6,925**	**8,428**	**6,605**
Loan losses, net	10	– 1,123	– 635	– 764	– 533
Change in value of property taken over	11	8	– 1	3	– 2
Write-down of financial fixed assets				– 105	– 53
Share of profit of associated companies		197	165		
OPERATING PROFIT		**9,366**	**6,454**	**7,562**	**6,017**
Appropriations	12	– 5	70	– 1,126	– 1,338
Tax on profit for the year	13	– 2,476	– 1,904	– 1,767	– 1,211
Minority interest		– 501	– 28		
PROFIT FOR THE FINANCIAL YEAR		**6,384**	**4,592**	**4,669**	**3,468**

* of which, charge for deposit guarantee		– 553	– 556	– 541	– 543

Balance sheet

SEK M	Note	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Assets					
Cash and balances with central banks		5,847	6,990	2,769	4,123
Treasury bills and other bills eligible for refinancing with central banks	14	29,220	28,019	27,663	16,904
Loans to credit institutions	10, 15, 45	130,294	104,516	149,699	135,536
Loans to the public	10, 16, 45	629,737	569,409	219,031	191,162
Bonds and other interest-bearing securities in the banking operations	17, 45	30,151	29,665	31,986	27,352
Bonds and other interest-bearing securities in the insurance operations	18	1,095	743		
Shares and participating interests in the banking operations	19	8,262	9,695	7,337	8,523
Shares and participating interests in the insurance operations	19	162	168		
Shares and participating interests for which life insurance policyholders bear the investment risk		43,908	38,374		
Shares and participating interests in associated companies	20	3,100	2,168	2,702	1,934
Shares and participating interests in Group companies	21			23,102	23,306
Intangible fixed assets	22	7,191	7,673	1,662	1,764
Tangible assets	23	2,402	2,369	1,315	1,491
Other assets	24, 25	29,725	26,738	26,867	22,838
Prepayments and accrued income	26	8,345	7,183	4,387	3,446
TOTAL ASSETS		**929,439**	**833,710**	**498,520**	**438,379**

SEK M	Note	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Liabilities, provisions and shareholders' equity					
Amounts owed to credit institutions	27, 45	126,478	127,948	117,030	121,989
Deposits and borrowings from the public	28, 45	247,438	210,537	229,348	197,539
Debt securities in issue	29, 45	379,620	344,082	56,191	40,506
Other liabilities	25, 30	45,353	37,804	39,016	32,290
Accruals and deferred income	31	13,219	11,046	5,795	3,328
Actuarial provisions		706	602		
Provisions for life insurance for which the policyholder bears the investment risk		43,907	38,373		
Provisions	32	3,644	2,703	424	133
Subordinated liabilities	33	29,359	25,352	20,119	15,204
Minority interests		4,761	4,256		
Untaxed reserves	34			6,074	4,955
Subscribed capital	35	10,556	10,556	10,556	10,556
Reserves	35	16,442	14,056	7,267	6,168
Profit brought forward	35	1,572	1,803	2,031	2,243
Profit for the financial year	35	6,384	4,592	4,669	3,468
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY		**929,439**	**833,710**	**498,520**	**438,379**
Assets pledged for own liabilities	36	96,483	69,200	96,307	69,016
Other assets pledged	37	66,758	54,447	22,288	15,482
Contingent liabilities	38	15,775	14,576	17,057	15,746
Commitments	39	2,361,231	2,181,463	2,147,334	2,018,784

Notes not directly related to the profit and loss account or balance sheet.

Note 40 – Capital adequacy analysis
Note 41 – Other disclosures
Note 42 – Summary of material differences between generally accepted accounting principles in Sweden and the U.S.
Note 43 – Disclosure of fair value
Note 44 – Interest fixing periods
Note 45 – Currency distribution

Statement of cash flows

		Group		The Bank	
SEK M	Note	2000	1999	2000	1999
Liquid assets at beginning of period *		75,159	54,486	53,994	54,819
Operating activities					
Operating profit		9,366	6,454	7,562	6,017
Adjustments for non-cash items, including taxes paid	46	2,002	– 126	699	2,302
Increase/decrease in receivables from credit institutions		– 12,458	1,287	– 2,558	– 17,249
Increase/decrease in loans to the public		– 30,481	– 11,662	– 274	3,876
Increase/decrease in holdings of securities classified as current assets		– 4,617	– 1,165	– 8,051	– 1,916
Increase/decrease in deposits and borrowings from the public, including retail bonds		4,059	886	– 3,527	9,206
Increase/decrease in amounts owned to credit institutions		– 19,931	3,829	– 20,797	– 398
Change in other assets and liabilities, net		3,124	– 317	1,860	– 3,294
CASH FLOW FROM OPERATING ACTIVITIES		**– 48,936**	**– 814**	**– 25,086**	**– 1,456**
Investing activities					
Purchase of fixed assets		– 2,367	– 8,073	– 1,277	– 7,850
Sale of fixed assets		2,344	5,241	2,926	6,264
Branch sales		114	61	114	61
CASH FLOW FROM INVESTING ACTIVITIES		**91**	**– 2,771**	**1,763**	**– 1,525**
Financing activities					
Issuance of interest-bearing securities		114,315	93,773	6,295	8,450
Redemption of interest-bearing securities		– 92,332	– 108,172	– 6,994	– 4,583
Increase/decrease in other funding		26,558	30,299	35,437	752
Dividend paid		– 2,639	– 2,463	– 2,639	– 2,463
Warrants		120		120	
CASH FLOW FROM FINANCING ACTIVITIES		**46,022**	**13,437**	**32,219**	**2,156**
Cash flow for the period		– 2,823	9,852	8,896	– 825
Acquired liquid assets			10,821		
Exchange rate differences in liquid assets		311			
Liquid assets at end of period *		72,647	75,159	62,890	53,994
* of which securities pledged for OM, etc.					
– at beginning of period		4,657	4,769	4,657	4,769
– at end of period		8,981	4,657	8,981	4,657

Liquid assets include cash and balances with central banks, for net claims the net of demand loan receivables and demand loan liabilities with maturities up to five days, and Treasury bills, other bills and mortgage bonds eligible for refinancing with Sveriges Riksbank, taking into account repos and short-selling.

ANALYSIS OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

The statement of cash flows shows receipts and disbursements during the year as well as liquid assets at the beginning and end of the year.

The statement of cash flows is reported according to the indirect method and is based on operating profit for the period as well as changes in the balance sheet. Operating profit is adjusted for changes not included in cash flow from operating activities. In the case of operations that are acquired or sold, the opening balances of acquired units and closing balances of divested units are excluded. Reported cash flows are divided into receipts and disbursements from operating activities, investing activities and financing activities.

Operating activities

Cash flow from operating activities is based on operating profit for the period. Adjustments are made for income taxes paid and items not included in cash flow from operating activities. Changes in assets and liabilities from operating activities consist of items that are part of normal business activities – such as loans to and deposits and borrowings from the public as well as loans and amounts owed to credit institutions – and that are not attributable to investing and financing activities.

Profit-generated cash flow includes interest receipts of SEK 52,640 M (41,256) and interest payments, including capitalized interest, of SEK 39,028 M (28,050).

Investing activities

Investing activities consist of the purchase and sale of fixed assets. When businesses are acquired or divested, the liquid assets brought forward are deducted. Acquired liquid assets in FI-Holding and Hansapank are reported separately.

Purchases of shares/participating interests in 2000 include the acquisition of shares in Bergslagens Sparbank and Marakanda as well as the increased holding in SpareBank 1 Gruppen.

Financing activities

The issuance and repayment of bond loans with maturities exceeding one year are reported gross. The item "Change in other funding" includes the net change in funding with short-term maturities and high turnover.

Liquid assets

Liquid assets include cash and balances with central banks, for net claims the net of demand loan receivables and demand loan liabilities with maturities up to five days, and Treasury bills, other bills and mortgage bonds eligible for refinancing with Sveriges Riksbank taking into account repos and short-selling.

Specification of liquid assets

	2000	1999
Cash and balances with central banks	5,846	6,990
Demand loans, net	0	887.
Securities eligible for refinancing adjusted for repos and short-selling	66,801	67,282
TOTAL	**72,647**	**75,159**

Notes

NOTE 1 – NET INTEREST INCOME

Group SEK M	2000 Interest	2000 Average balance	1999 Interest	1999 Average balance
INTEREST RECEIVABLE				
Credit institutions	5,568	127,297	3,136	99,809
SEK	3,245	94,951	2,089	78,612
Foreign currency	2,323	32,346	1,047	21,197
Loans to the public	38,353	599,291	33,293	529,072
SEK	33,286	518,172	31,858	501,252
Foreign currency	5,067	81,119	1,435	27,820
Interest-bearing securities	2,450	58,268	2,085	54,521
SEK	1,276	41,873	1,754	48,027
Foreign currency	1,174	16,395	331	6,494
Other	6,189		1,683	
SEK	753		1,683	
Foreign currency	5,436			
TOTAL	**52,560**		**40,197**	
SEK	38,560		37,384	
Foreign currency	14,000		2,813	
INTEREST PAYABLE				
Credit institutions	6,540	130,171	5,287	119,480
SEK	3,367	77,207	3,083	73,011
Foreign currency	3,173	52,964	2,204	46,469
Deposits and borrowings from the public	6,012	235,205	3,994	207,161
SEK	4,712	209,547	3,770	185,957
Foreign currency	1,300	25,658	224	21,204
Debt securities in issue	19,442	362,687	16,449	306,096
SEK	9,516	177,074	11,161	193,578
Foreign currency	9,926	185,613	5,288	112,518
Subordinated liabilities	2,083		1,689	
SEK	311		382	
Foreign currency	1,772		1,307	
Other	4,894		1,435	
SEK	185		1,435	
Foreign currency	4,709			
TOTAL	**38,971**		**28,854**	
SEK	18,091		19,831	
Foreign currency	20,880		9,023	
TOTAL NET INTEREST	**13,589**		**11,343**	
SEK	20,469		17,553	
Foreign currency	– 6,880		– 6,210	
TOTAL AVERAGE BALANCE, ASSETS		**899,614**		**765,092**
TOTAL AVERAGE BALANCE, LIABILITIES		**867,457**		**735,445**

Interest margin	1.35	1.33
Investment margin	1.51	1.48
Average interest rate on loans to the public	6.40	6.29
Average interest rate on deposits from the public	2.56	1.93
Interest receivable on securities classified as current assets	2,276	1,759

The Bank SEK M	**2000 Interest**	**2000 Average balance**	**1999 Interest**	**1999 Average balance**
INTEREST RECEIVABLE				
Credit institutions	6,594	154,451	4,499	138,087
SEK	4,648	128,979	3,495	117,682
Foreign currency	1,946	25,472	1,004	20,405
Loans to the public	12,999	210,716	11,984	207,385
SEK	11,895	193,495	11,022	187,874
Foreign currency	1,104	17,221	962	19,511
Interest-bearing securities	2,258	54,991	2,213	56,302
SEK	1,338	41,198	1,688	47,501
Foreign currency	920	13,793	525	8,801
Other	1,563		1,154	
SEK	748		1,154	
Foreign currency	815			
TOTAL	**23,414**		**19,850**	
SEK	18,629		17,359	
Foreign currency	4,785		2,491	
INTEREST PAYABLE				
Credit institutions	5,527	130,638	4,757	135,783
SEK	3,117	91,036	2,638	90,960
Foreign currency	2,410	39,602	2,119	44,823
Deposits and borrowings from the public	5,538	219,750	3,954	203,311
SEK	4,704	208,119	3,740	198,750
Foreign currency	834	11,631	214	4,561
Debt securities in issue	3,340	50,010	2,356	45,606
SEK	297	5,838	481	10,587
Foreign currency	3,043	44,172	1,875	35,019
Subordinated liabilities	1,416		1,092	
SEK	212		234	
Foreign currency	1,204		858	
Other	633		859	
SEK	170		859	
Foreign currency	463			
TOTAL	**16,454**		**13,018**	
SEK	8,500		7,952	
Foreign currency	7,954		5,066	
TOTAL NET INTEREST	**6,960**		**6,832**	
SEK	10,129		9,407	
Foreign currency	– 3,169		– 2,575	
TOTAL AVERAGE BALANCE, ASSETS		**489,066**		**463,214**
TOTAL AVERAGE BALANCE, LIABILITIES		**467,280**		**442,759**
Interest margin		1.27		1.35
Investment margin		1.42		1.47
Average interest rate on loans to the public		6.17		5.78
Average interest rate on deposits from the public		2.52		1.94
Interest receivable on securities classified as current assets		2,054		1,831

NOTE 2 – DIVIDENDS RECEIVED

	Group		The Bank	
SEK M	**2000**	**1999**	**2000**	**1999**
Shares and participating interests	247	159	228	157
Shares in associated companies			31	26
Shares in Group companies *			4,393	3,923
TOTAL	**247**	**159**	**4,652**	**4,106**
* of which through Group contributions			4,171	3,755

NOTE 3 – COMMISSIONS RECEIVABLE

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Payment processing commissions	2,232	1,493	1,892	1,485
Lending commissions	447	368	341	341
Deposit commissions	22	47	21	43
Guarantee commissions	166	137	122	136
Securities commissions				
Brokerage	860	549	768	510
Asset management	3,338	2,521	1,623	1,249
Other securities commissions	159	179	162	175
Other commissions				
Real estate brokerage commissions	139	168		
Other	1,014	657	711	534
TOTAL	**8,377**	**6,119**	**5,640**	**4,473**

NOTE 4 – COMMISSIONS PAYABLE

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Payment processing commissions	821	593	749	585
Securities commissions	192	131	140	90
Other commissions	580	492	33	43
TOTAL	**1,593**	**1,216**	**922**	**718**

NOTE 5 – NET PROFIT ON FINANCIAL OPERATIONS

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Realized gains/losses				
Shares/participating interests	707	351	592	325
Interest-bearing securities	221	– 54	191	– 63
Other financial instruments	31	– 1		4
TOTAL	**959**	**296**	**783**	**266**
Unrealized changes in value				
Shares/participating interests	– 192	– 33	– 149	– 84
Interest-bearing securities	137	– 5	146	– 3
Other financial instruments	5	2	1	1
TOTAL	**– 50**	**– 36**	**– 2**	**– 86**
Change in exchange rates	785	319	607	308
TOTAL	**1,694**	**579**	**1,388**	**488**

NOTE 6 – OTHER OPERATING INCOME

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Income from real estate operations	15	25	2	30
Capital gains, financial fixed assets	716	15	716	2
Capital gains, properties, equipment		1,371	12	1,423
Capital gains, divested operations		– 12		– 12
IT services	582	503	628	532
Other operating income	376	185	250	97
TOTAL	**1,689**	**2,087**	**1,608**	**2,072**

NOTE 7 – STAFF COSTS

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Wages, salaries and other remuneration	3,986	3,795	3,253	3,407
Pension costs				
Calculated costs	118	46	109	42
Premiums paid	340	383	285	320
Social insurance charges	1,448	1,272	1,222	1,149
Allocation to profit-sharing fund	628	40	535	38
Training costs	105	129	83	119
Other staff costs	109	127	79	92
TOTAL	**6,734**	**5,792**	**5,566**	**5,167**

Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Sweden	76	85	47	59
to other employees in Sweden	3,479	3,622	3,150	3,311
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Estonia	6			
to other employees in Estonia	250			
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Denmark	6	1		
to other employees in Denmark	74	14		
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Luxembourg	1	2		
to other employees in Luxembourg	28	21		
Wages, salaries and remuneration to other employees outside Sweden	48	44	41	37
Bonuses and comparable remuneration to the President and Executive Vice Presidents	18	6	15	
TOTAL	**3,986**	**3,795**	**3,253**	**3,407**
Number of hours worked (thousands)	23,572	19,528	15,686	17,840

Average number of employees based on 1,570 hours per employee	**Group 2000**	**1999**
FöreningsSparbanken AB	9,991	11,363
AB Spintab	155	191
FöreningsSparbanken Finans AB	138	135
Robur AB	169	155
Robur Försäkring AB	125	116
Mandamus AB	2	4
FöreningsSparbanken Juristbyrå AB	4	1
FöreningsSparbanken Fastighetsbyrå AB	163	192
Skepparholmen Hotell & Konferens AB	35	33
Kundinkasso AB	38	38
Sparia Försäkringsbolag AB	1	1
FöreningsSparbanken Öland AB	67	70
Eskilstuna Rekarne Sparbank AB	56	57
Swedbank (Luxembourg) S.A.	57	51
FI-Holding A/S	179	28
Hansapank Group	3,835	
TOTAL	**15,015**	**12,435**
of whom, in		
Baltic states	3,835	
Denmark	223	28
Norway	8	
Luxembourg	57	49
Great Britain	17	18
USA	16	24
Japan	2	2
TOTAL	**4,158**	**121**
The number of Group employees on December 31 excluding long-term absentees in relation to hours worked expressed as full-time positions	13,002	12,791

In the Group, 61 % of employees were women and 39 % men, while in the Bank 59 % were women and 41 % men. The underlying employee turnover in the Swedish companies was 6 %, excluding retirements.

Average number of employees in %	**Women**	**Men**
Sweden	58	42
Baltic states	70	30
Denmark	40	60
Norway	50	50
Luxembourg	42	58
Great Britain	40	60
USA	21	79
Japan	50	50

Information on remuneration to senior executives

Directors' fees and remuneration, SEK 000	
Annual remuneration to the Board of Directors approved by the Annual General Meeting	5,600
of which, to the Chairman	1,800
Remuneration paid to the President	5,900
of which, to Göran Ahlström until April 11, 2000	1,204
of which, to Birgitta Johansson-Hedberg as of April 12, 2000 including a bonus of 1,200	4,696

The Chairman of the Board, in his capacity as Chairman of Spintab AB through October 25, received compensation of SEK 125,000.

Remuneration is not paid to Board members with employment agreements with the Group, with the exception of Göran Ahlström, who during his time as President received director's fees of SEK 154,000.

Pensions SEK 000	**Group** **2000**	**The Bank** **2000**
The year's costs for pensions and similar benefits: To current and former Presidents and Executive Vice Presidents (50 individuals)	49,956	43,409

Pension commitments have been secured through insurance or pension funds with assets of SEK 217 M.

Pension commitments
Göran Ahlström, who receives a pension from his previous position as president of another company, received a premium-based pension during his time as President of the Bank equal to 35 percent of his final salary.

President Birgitta Johansson-Hedberg has the right to retire at age 60 with 70 percent of her salary between the age of 60 and 65 and 45 percent of her salary thereafter, with no deduction for her previous pension entitlements.

Other members of the Executive Management with the title of Executive Vice President have the right to retire at age 60 with 60-70 percent of their salary less any previous pension entitlements.

Termination conditions for the President
If employment is terminated by the Bank, the President will receive a salary during a 12-month term of notice. To this is added severance pay for 12 months.

Termination conditions for the Executive Vice Presidents
If employment is terminated by the Bank, the Executive Vice Presidents will receive a salary during their term of notice, i.e. 6-12 months. To this is added severance pay for 12-24 months. Settlement is made if new employment is secured; in several cases settlement requires that termination take place before age 55.

Loans to senior executives in the Group SEK 000	**Group** **2000**	**The Bank** **2000**
President, Deputy President and Executive Vice Presidents (a total of 52 individuals)	48,085	32,242
Members of the Board of Directors and their deputies (a total of 123 individuals)	100,576	28,895

The Group has not pledged any assets or other collateral or committed to contingent liabilities on behalf of any senior executives.

NOTE 8 – OTHER ADMINISTRATIVE EXPENSES

	Group		**The Bank**	
SEK M	**2000**	**1999**	**2000**	**1999**
Expenses for premises	43	78	6	67
Rents, etc.	1,011	897	872	823
IT expenses	1,523	1,401	1,310	1,272
Telecommunications, postage	468	620	345	530
Consulting and outside services	753	620	608	558
Travel, entertainment	244	223	184	193
Office supplies	258	166	220	156
Advertising, public relations, marketing	589	574	449	465
Security transports, alarm systems	201	152	179	151
Other administrative expenses	702	689	606	625
Other overhead expenses	208	136	185	141
TOTAL	**6,000**	**5,556**	**4,964**	**4,981**

Compensation to the Group's Auditors for auditing work and consultations 2000:

	Group		The Bank	
SEK M	Audit	Consultation	Audit	Consultation
Deloitte &Touche	15	29	6	28
Ernst & Young	1	4	1	2
Arthur Andersen	1		1	
Other	4	1		
TOTAL	**21**	**34**	**8**	**30**

NOTE 9 – DEPRECIATION/AMORTIZATION AND WRITE-DOWNS OF TANGIBLE AND INTANGIBLE ASSETS

	Group		The Bank	
SEK M	2000	1999	2000	1999
Depreciation				
Equipment	596	435	440	398
Real estate	27	3	0	0
Amortization of goodwill	630	359	101	101
Other intangible assets	18	1	1	1
TOTAL	**1,271**	**798**	**542**	**500**

With regard to depreciation and amortization principles, see "Accounting Principles."

NOTE 10 – LOAN LOSSES, NET

	Group		The Bank	
SEK M	2000	1999	2000	1999
Claims assessed individually				
The year's write-down for established loan losses	2,058	2,599	1,076	1,714
Reversal of previous provisions for anticipated loan losses	– 817	– 1,174	– 395	– 803
The year's provisions for anticipated loan losses	728	841	391	599
Recoveries from previous years' established loan losses	– 471	– 697	– 151	– 458
Recovered provisions for anticipated loan losses	– 447	– 984	– 205	– 527
The year's net expense for individually assessed loan losses	1,051	585	716	525
Claims assessed collectively				
The year's established loan losses	99	109	98	107
Recoveries from previous years' established loan losses	– 15	– 13	– 13	– 12
Allocations/withdrawals from loan loss reserve	– 8	– 46	– 24	– 45
The year's net expense for collectively assessed claims	76	50	61	50
Contingent liabilities				
The year's net expense for discharged guarantees and other contingent liabilities	– 4, *	0 *	– 13	– 42
NET LOAN LOSS EXPENSE FOR THE YEAR	**1,123**	**635**	**764**	**533**

* of which		
established	5	2
provisions	3	14
recovered	– 12	– 16

LOAN LOSSES DIVIDED BY CATEGORY

	Group		The Bank	
SEK M	2000	1999	2000	1999
Write-down of, and provisions for, claims				
Credit institutions	0	24	0	24
General public	2,076	2,367	1,177	1,613
TOTAL	**2,076**	**2,391**	**1,177**	**1,637**
Recoveries of claims				
Credit institutions	0	– 28	0	– 28
General public	– 953	– 1,728	– 413	– 1,076
TOTAL	**– 953**	**– 1,756**	**– 413**	**– 1,104**
TOTAL	**1,123**	**635**	**764**	**533**

LOAN LOSSES AND CHANGE IN VALUE OF PROPERTY TAKEN OVER

	Group		The Bank	
SEK M	2000	1999	2000	1999
Total loan losses	1,123	635	764	533
Total change in value of property taken over, see Note 11	– 8	1	– 3	2
TOTAL	**1,115**	**636**	**761**	**535**

PROBLEM LOANS

	Group		The Bank	
SEK M	2000	1999	2000	1999
Unsettled claims for which accrued interest has also been entered as income	1,056	1,517	589	668
Problem loans				
Doubtful claims	– 164	665	71	529
Claims with interest concessions	147	225	40	97
TOTAL NET PROBLEM LOANS	**– 17**	**890**	**111**	**626**
Provisions	3,381	3,879	1,384	1,600
TOTAL GROSS PROBLEM LOANS	**3,364**	**4,769**	**1,495**	**2,226**
Provision ratio, doubtful claims, %	105.1	85.4	95.1	75.1
Lost interest on problem loans*	80	155	83	154
Current yield on problem loans during the financial year, SEK M	99	159	60	86
Average yield on gross mean value of problem loans, %	2.60	2.35	3.14	2.44
Average interest rate on claims in SEK which do not constitute problem loans, %	6.30	6.29	6.30	5.70

The relationship between problem loans and provisions is affected by standard provisions in foreign subsidiaries.

* Lost interest has been calculated as the difference between the interest payments received on problem loans and the interest receivable that would have been reported had the loans not constituted problem loans.

NOTE 11 – CHANGE IN VALUE OF PROPERTY TAKEN OVER

	Group		The Bank	
SEK M	2000	1999	2000	1999
Realized change in value				
Real estate	– 3	– 2	– 3	– 1
Other property	0	2	0	2
TOTAL	**– 3**	**0**	**– 3**	**1**
Unrealized change in value				
Real estate	0	1	0	1
Other property	- 5	0	0	0
TOTAL	**– 5**	**1**	**0**	**1**
TOTAL	**– 8**	**1**	**– 3**	**2**

PROPERTY TAKEN OVER

	Group		The Bank	
SEK M	2000	1999	2000	1999
Book value				
Buildings and land	4	19	3	12
Condominiums	1	1	0	0
Shares and other participating interests	18	80	7	7
Other property taken over	0	71	0	0
TOTAL	**23**	**171**	**10**	**19**

PROPERTY TAKEN OVER FOR THE PROTECTION OF CLAIMS

Group, 2000	Number	Book value SEK M	Fair value SEK M
Sweden			
Single-family homes	2	1	1
Other properties	6	2	2
Other countries			
Other properties	1	1	1
TOTEL	**9**	**4**	**4**

None of the properties are located in Stockholm, Gothenburg or Malmö.

NOTE 12 – APPROPRIATIONS

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Allocations				
Untaxed reserves			– 1,119	– 1,400
Settlement of pensions	– 5	70	– 7	62
TOTAL	**– 5**	**70**	**– 1,126**	**– 1,338**

Allocations/withdrawals

The Bank, SEK M	2000	1999
Accumulated accelerated depreciation		
Equipment		– 89
Real estate		
Tax allocation reserve	– 1,119	– 1,311
TOTAL	**– 1,119**	**– 1,400**

SETTLEMENT OF PENSIONS

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Calculated pension costs	114	46	109	42
Pensions paid	– 10	– 11	– 10	– 11
Payroll tax and tax on returns	– 73	– 66	– 70	– 65
Refund from SPK		145		140
Allowance from pension funds	6	17	6	17
Provisions for pension funds	– 42	– 61	– 42	– 61
TOTAL	**– 5**	**70**	**– 7**	**62**

NOTE 13 – TAX ON PROFIT FOR THE YEAR

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Estimated tax on profit for the year	– 1,578	– 1,541	– 1,284	– 1,484
Tax related to previous years	– 54	2	– 67	2
Deferred tax	– 844	– 365	– 416	271
TOTAL	**– 2,476**	**– 1,904**	**– 1,767**	**– 1,211**

The Bank, 2000

The tax charge represents 27.4 percent of the Bank's profit before tax.
The difference between the Bank's tax charge and the tax charge based on current tax rates is explained below:

SEK M	SEK M	Percent
Tax charge	– 1,767	– 27.4
Tax charge, 28 % of profit before tax	– 1,802	– 28.0
DIFFERENCE	**35**	**0.6**
The difference consists of the following items		
Additional tax related to previous years	– 67	– 1.1
Non-deductible income/expenses	116	1.9
Other	– 14	– 0.2
TOTAL	**35**	**0.6**

Group, 2000

The tax charge represents 26.4 percent of the Group's profit before tax.
The difference between the Group's tax charge and the tax charge based on current tax rates is explained below:

	SEK M	Percent
Tax charge	– 2,476	– 26.4
Tax charge, 28% of profit before tax	– 2,621	– 28.0
DIFFERENCE	**145**	**1.6**
The difference consists of the following items		
Additional tax related to previous years	– 54	– 0.1
Non-deductible income/expenses	46	0.1
Lower tax rates in other countries	141	1.6
Other	12	0.0
TOTAL	**145**	**1.6**

NOTE 14 – TREASURY BILLS AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS

Group	**Fair value**		**Book value**		**Accrued acquisition value**		**Nominal amount**	
SEK M	**2000**	**1999**	**2000**	**1999**	**2000**	**1999**	**2000**	**1999**
Treasury bills and other bills eligible for refinancing with central banks								
Current assets								
Swedish Government	26,704	23,425	26,704	23,247	26,658	23,236	26,964	23,348
Swedish municipalities	149	472	149	472	146	482	147	476
Foreign governments	1,414	2,812	1,414	2,812	1,428	2,820	1,529	3,048
TOTAL	**28,267**	**26,709**	**28,267**	**26,531**	**28,232**	**26,538**	**28,640**	**26,872**
Fixed assets								
Swedish Government	966	904	949	921	949	921	1,000	1,000
Swedish municipalities	4	550	4	552	4	552	4	533
Foreign governments		15		15		15		16
TOTAL	**970**	**1,469**	**953**	**1,488**	**953**	**1,488**	**1,004**	**1,549**
TOTAL	**29,237**	**28,178**	**29,220**	**28,019**	**29,185**	**28,026**	**29,644**	**28,421**
of which								
in foreign currency			1,427	2,966				

The Bank	**Fair value**		**Book value**		**Accrued acquisition value**		**Nominal amount**	
SEK M	**2000**	**1999**	**2000**	**1999**	**2000**	**1999**	**2000**	**1999**
Treasury bills and other bills eligible for refinancing with central banks								
Current assets								
Swedish Government	26,557	13,232	26,557	13,054	26,510	13,042	26,822	13,119
Swedish municipalities	149	472	149	472	146	482	147	476
Foreign governments	4	1,905	4	1,905	4	1,914	95	2,145
TOTAL	**26,710**	**15,609**	**26,710**	**15,431**	**26,660**	**15,438**	**27,064**	**15,740**
Fixed assets								
Swedish Government	966	904	949	921	949	921	1,000	1,000
Swedish municipalities	4	550	4	552	4	552	4	533
Foreign governments								
TOTAL	**970**	**1,454**	**953**	**1,473**	**953**	**1,473**	**1,004**	**1,533**
TOTAL	**27,680**	**17,063**	**27,663**	**16,904**	**27,613**	**16,911**	**28,068**	**17,273**
of which								
in foreign currency			4	1,905				

Summary of maturities	Group		The Bank	
SEK M	2000	1999	2000	1999
Remaining maturity				
≤ 1 year	22,041	24,081	21,529	13,223
> 1 year — 5 years	6,127	2,330	5,098	2,180
> 5 years — 10 years	969	1,570	953	1,463
> 10 years	83	38	83	38
TOTAL	**29,220**	**28,019**	**27,663**	**16,904**
Average remaining maturity	0.9 years	1.0 year	0.8 years	1.4 years

The nominal value in the Group in 2000 exceeded the book value by SEK 424 M.

Group SEK M	**Discounting instrument**	**Coupon instrument**	**Total**
Surplus value		157	157
Discounted value	– 485	– 96	– 581
TOTAL	**– 485**	**61**	**– 424**

The nominal value in the Bank in 2000 exceeded the book value by SEK 405 M.

The Bank SEK M	**Discounting instrument**	**Coupon instrument**	**Total**
Surplus value		149	149
Discounted value	– 462	– 92	– 554
TOTAL	**– 462**	**57**	**– 405**

NOTE 15 – LOANS TO CREDIT INSTITUTIONS

	Group		The Bank	
SEK M	2000	1999	2000	1999
Fixed assets				
Swedish banks	19,859	19,869	19,944	20,086
Other Swedish credit institutions	2,926	1,689	27,381	36,497
Provision for anticipated loan losses	– 1	– 1	– 1	– 1
TOTAL	**22,784**	**21,557**	**47,324**	**56,582**
Foreign banks	97,366	76,059	92,805	72,054
Other foreign credit institutions	10,153	6,908	9,579	6,908
Provision for anticipated loan losses	– 9	– 8	– 9	– 8
TOTAL	**107,510**	**82,959**	**102,375**	**78,954**
TOTAL	**130,294**	**104,516**	**149,699**	**135,536**
of which				
in foreign currency	33,676	24,168	28,994	20,142
Group companies			28,458	7,522
associated companies	124	63	124	63

	Group		The Bank	
Subordinated claims	2000	1999	2000	1999
Group companies			676	59
Associated companies	253	210	253	210
Other	319	76	319	76
TOTAL	**572**	**286**	**1,248**	**345**

Summary of maturities *	Group		The Bank	
SEK M	2000	1999	2000	1999
Remaining maturity				
Payable on demand	2,650	16,691	15,315	14,333
< 3 months	117,035	53,710	123,508	87,272
≥ 3 months – 1 year	9,586	30,616	9,859	30,460
> 1 year – 5 years	951	3,474	945	3,446
> 5 years	72	25	72	25
TOTAL	**130,294**	**104,516**	**149,699**	**135,536**
Average remaining maturity	0.2 years	1.6 years	0.2 years	1.3 years

NOTE 16 – LOANS TO THE PUBLIC

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Fixed assets				
Swedish public	536,392	504,665	188,046	183,503
Foreign public	79,046	67,826	14,689	8,700
Insurance companies	17,670	788	17,670	550
Provision for anticipated loan losses, Swedish public	– 1,857	– 2,556	– 1,326	– 1,561
Provision for anticipated loan losses, foreign public	– 1,514	– 1,314	– 48	– 30
TOTAL	**629,737**	**569,409**	**219,031**	**191,162**
of which				
in foreign currency	95,888	75,168	19,175	16,569
Group companies			32	29

Subordinated claims	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Other companies	562	309	562	309
TOTAL	**562**	**309**	**562**	**309**

Summary of maturities SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Remaining maturity *				
Payable on demand	9,781	7,035	8,308	5,479
< 3 months	185,175	120,689	79,201	46,288
≥ 3 months – 1 year	103,132	103,680	45,592	46,070
> 1 year – 5 years	215,091	237,957	42,652	50,033
> 5 years	116,558	100,048	43,278	43,292
TOTAL	**629,737**	**569,409**	**219,031**	**191,162**
Average remaining maturity	3.5 years	3.6 years	3.3 years	3.8 years

* The Bank always retains the right to terminate loans for repayment within one year according to chap. 2 § 19 of the Swedish Banking Act.

NOTE 17 – BONDS AND OTHER INTEREST-BEARING SECURITIES

Group SEK M	Fair value 2000	Fair value 1999	Book value 2000	Book value 1999	Accrued acquisition 2000	Accrued acquisition 1999	Nominal amount 2000	Nominal amount 1999
Issued by other than public agencies								
Current assets								
Swedish mortgage institutions	13,489	12,431	13,489	12,431	13,485	9,919	13,366	12,365
Other Swedish issuers								
Non-financial companies	2,136	1,177	2,136	1,178	2,096	1,178	2,139	1,192
Swedish banks	15	22	15	22	15	22	15	22
Financial companies	2,217	2,438	2,217	2,436	2,175	2,423	2,212	2,444
Other issuers outside Sweden	11,057	9,022	11,064	9,019	11,110	9,152	10,951	8,607
TOTAL	**28,914**	**25,090**	**28,921**	**25,086**	**28,881**	**22,694**	**28,683**	**24,630**
of which, subordinated								
Fixed assets								
Swedish mortgage institutions	67	2,555	66	2,535	65	2,535	65	2,500
Non-financial companies	136	786	136	787	136	787	136	794
Financial companies	579	580	571	575	571	575	570	571
Other issuers outside Sweden	470	681	457	682	457	682	469	683
TOTAL	**1,252**	**4,602**	**1,230**	**4,579**	**1,229**	**4,579**	**1,240**	**4,548**
of which, subordinated			169	349				
TOTAL	**30,166**	**29,692**	**30,151**	**29,665**	**30,110**	**27,273**	**29,923**	**29,178**
of which								
in foreign currency			15,168	13,006				
listed			14,498	19,162				

The Bank	Fair value		Book value		Accrued acquisition		Nominal amount	
SEK M	2000	1999	2000	1999	2000	1999	2000	1999
Issued by other than public agencies								
Current assets								
Swedish mortgage institutions	21,620	18,401	21,620	18,400	21,615	15,890	21,456	18,310
Other Swedish issuers								
Non-financial companies	1,501	990	1,501	991	1,502	991	1,503	1,004
Swedish banks	15	22	15	22	15	22	15	22
Financial companies	1,740	1,973	1,740	1,972	1,728	1,964	1,737	1,966
Other issuers outside Sweden	6,358	1,407	6,358	1,406	6,364	1,406	6,368	1,407
TOTAL	**31,234**	**22,793**	**31,234**	**22,791**	**31,224**	**20,273**	**31,079**	**22,709**
Fixed assets								
Swedish mortgage institutions	100	3,246	96	3,202	96	3,202	96	3,168
Non-financial companies	136	786	136	787	136	787	136	794
Other financial companies	527	578	520	572	520	572	520	568
TOTAL	**763**	**4,610**	**752**	**4,561**	**752**	**4,561**	**752**	**4,530**
of which, subordinated			169	349				
TOTAL	**31,997**	**27,403**	**31,986**	**27,352**	**31,976**	**24,834**	**31,831**	**27,239**
of which								
in foreign currency			14,850	8,038				
Group companies			4,597	4,613				
listed			12,718	12,335				

The book value in the Group in 2000 exceeded the nominal value by SEK 228 M.

Group SEK M	Discounting instrument	Coupon instrument	Total
Surplus value		327	327
Discounted value	– 39	– 60	– 99
TOTAL	**– 39**	**267**	**228**

The book value in the Bank in 2000 exceeded the nominal value by SEK 155 M.

The Bank SEK M	Discounting instrument	Coupon instrument	Total
Surplus value		216	216
Discounted value	– 22	– 39	– 61
TOTAL	**– 22**	**177**	**155**

Summary of maturities	Group		The Bank	
SEK M	2000	1999	2000	1999
≤ 1 year	14,740	12,973	18,336	14,752
> 1 year — 5 years	13,766	10,194	12,647	11,421
> 5 years — 10 years	1,599	3,988	872	1,126
> 10 years	46	2,510	131	53
TOTAL	**30,151**	**29,665**	**31,986**	**27,352**

Average remaining maturity	1.9 years	3.8 years	1.5 years	1.5 years

NOTE 18 – BONDS AND OTHER INTEREST-BEARING SECURITIES IN THE INSURANCE OPERATIONS

Group	Fair value		Book value		Accrued acquisition		Nominal amount	
SEK M	2000	1999	2000	1999	2000	1999	2000	1999
Current assets								
Swedish Government	493	442	493	441	490	446	472	418
Swedish municipalities		1		1		1		1
Agricultural mortgage lenders	5	29	5	29	5	29	5	29
Swedish mortgage institutions	329	153	329	153	325	153	332	148
Non-financial companies	28	9	28	9	28	9	29	9
Financial companies	164	34	164	34	164	34	165	34
Other issuers outside Sweden		8		8		8		8
TOTAL	**1,019**	**676**	**1,019**	**675**	**1,012**	**680**	**1,003**	**647**
of which listed			1,019	675				
Fixed assets								
Swedish mortgage institutions	11	11	11	11	11	11	11	11
Financial companies	3	6	3	5	3	5	3	5
Other issuers outside Sweden	63	54	62	52	62	52	62	52
TOTAL	**77**	**71**	**76**	**68**	**76**	**68**	**76**	**68**
of which listed			71	62				
TOTAL	**1,096**	**747**	**1,095**	**743**	**1,088**	**748**	**1,079**	**715**

Summary of maturities SEK M	2000	1999
Remaining maturity		
≤ 1 year	608	204
> 1 year – 5 years	387	364
> 5 years – 10 years	100	175
> 10 years		
TOTAL	**1,095**	**743**
Average remaining maturity	1.7 years	3.0 years

The book value in the Group in 2000 exceeded the nominal value by SEK 16 M.

Group SEK M	Discounting instrument	Coupon instrument	Total
Surplus value		24	24
Discounted value	– 6	– 2	– 8
TOTAL	**– 6**	**22**	**16**

NOTE 19 – SHARES AND PARTICIPATING INTERESTS

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Current assets				
Trading stock	5,678	6,271	5,417	5,930
For protection of claims	19	81	7	7
Fund shares	623	741		
TOTAL	**6,320**	**7,093**	**5,424**	**5,937**
Fixed assets				
Condominiums	34	34	31	31
Shares in credit institutions	1,352	2,027	1,352	2,027
Other shares	556	541	530	528
TOTAL	**1,942**	**2,602**	**1,913**	**2,586**
SHARES AND PARTICIPATING INTERESTS	**8,262**	**9,695**	**7,337**	**8,523**
Insurance operations				
Current assets				
Other shares	162	168		
TOTAL	**162**	**168**		

The Bank, 2000

SEK M	Number	Book value	% of voting rights	Market value
Fixed assets				
Credit institutions				
HSB Bank AB	2,000	52	9.10	
Baltic Rim Fund Ltd, Jersey	750	7	4.97	
Erste Bank, Vienna*	2,013,259	834	4.00	856
Sparebanken Midt-Norge*	598,300	128	9.97	119
Sparebanken Rogaland*	741,950	177	9.97	197
Sparebanken Nord-Norge*	642,350	108	9.97	121
Sparebanken Vest*	249,500	46	9.98	35
Other**		0		
BANK HOLDINGS		**1,352**		
Other shares				
OM Gruppen AB*	3,723,721	506	4.45	868
Skandrenting AB	97,250	17	5.00	
Other**		7		
BANK HOLDINGS		**530**		
Other**		26		
GROUP HOLDINGS		**556**		

* These companies are listed; the others are not. All holdings in the trading stock are listed.

**A specification can be obtained from FöreningsSparbanken AB, Group Accounting.

NOTE 20 – SHARES AND PARTICIPATING INTERESTS IN ASSOCIATED COMPANIES

	Group		The Bank	
SEK M	2000	1999	2000	1999
Fixed assets in Sweden				
Credit institutions	2,844	2,165	2,406	1,933
Other associated companies	256	3	296	1
TOTAL	**3,100**	**2,168**	**2,702**	**1,934**

The Bank, 2000

SEK M	Number	Book value	% of voting rights
Credit institutions			
FöreningsSparbanken Sjuhärad AB	950,000	288	47.50
Eskilstuna-Rekarne Sparbank AB*	865,000	125	50.00
FöreningsSparbanken Söderhamn AB	256,000	62	40.00
VPC AB	443,700	270	24.65
Färs & Frosta,Sparbank AB	1,478,700	257	30.00
Bergslagens,Sparbank AB	582,391	118	48.00
Aktia Sparbank Ab	8,600,000	190	24.39
SpareBanken 1 Gruppen	232,600	1,096	25.00
BANK HOLDINGS		**2,406**	
FöreningsSparbanken Sjuhärad AB			
Share of profit according to equity method		38	
FöreningsSparbanken Söderhamn AB			
Share of profit according to equity method		0	
VPC AB			
Share of profit according to equity method		17	
Färs & Frosta Sparbank AB			
Share of profit according to equity method		17	
Bergslagens Sparbank AB			
Share of profit according to equity method		2	
Aktia Sparbank Ab			
Share of profit according to equity method		156	
SpareBanken 1 Gruppen AS			
Share of profit according to equity method		– 23	
Others outside Sweden			
Indirectly owned associated companies		356	
Eliminations		– 125	
GROUP HOLDINGS		**2,844**	
Other associated companies			
Babs Paylink AB	4,900	1	49.00
Marakanda Marknadsplats AB	500	275	50.00
Svenska Girot AB	12,500	8	25.00
OffeX Crossing AB	62,500	12	25.00
Other		0	
BANK HOLDINGS		**296**	
Babs Paylink AB			
Share of profit according to equity method		2	
Marakanda Marknadsplats AB			
Share of profit according to equity method		– 42	
Other		0	
GROUP HOLDINGS		**256**	

The share of voting rights in each company corresponds to the share of its equity. Information on registered addresses and registration numbers can be found in the list of addresses.

* Eskilstuna Rekarne Sparbank AB is consolidated according to the proportional method.

NOTE 21 – SHARES AND PARTICIPATING INTERESTS IN GROUP COMPANIES

SEK M	The Bank 2000	1999
Fixed assets		
Shares in Swedish credit institutions	12,498	12,598
Shares in credit institutions outside Sweden	7,334	7,333
Shares in other Swedish companies	3,254	3,359
Shares in other companies outside Sweden	16	16
TOTAL	**23,102**	**23,306**

The Bank, 2000

SEK M	Number	Book value	% of voting rights	Market value
Current assets				
For protection of claims				
Connecta SA in liquidation	219,695	0	100	
Pamir Holding BV in liquidation	40	0	100	
TOTAL		**0**		
Fixed assets in Sweden				
Credit institutions				
AB Spintab	23,000,000	11,928	100	
FöreningsSparbanken Finans AB	345,000	415	100	
FöreningsSparbanken Företagskredit AB	200,000	20	100	
FöreningsSparbanken Öland AB	780,000	135	60	
TOTAL		**12,498**		
Fixed assets outside Sweden				
Credit institutions				
Swedbank (Luxembourg) S.A	299,999	119	100	
FI-Holding A/S*	597,000	4,492	59.70	
AS Hansapank	45,463,982	2,723	57.72	3,577
Other credit institutions		0		
TOTAL		**7,334**		
Other Swedish companies				
FöreningsSparbanken Administration AB	10,000	7	100	
Kundinkasso AB	50,000	5	100	
Robur AB	10,000,000	3,191	100	
Sparia Försäkringsbolag AB	30,000	30	100	
Mandamus AB	500	15	100	
FöreningsSparbanken Juristbyrå AB	5,000	6	100	
Other		0		
TOTAL		**3,254**		
Other companies outside Sweden				
Swedbank Securities, Inc.	100	16	100	
Other		0		
TOTAL		**16**		

FöreningsSparbanken AB and the other shareholders of FI-Holding A/S have reached the following option agreement: As of 2001 the other shareholders of FI-Holding have the opportunity to sell up to 25 percent of their holdings to FöreningsSparbanken AB. As of 2002 they have the opportunity to sell up to 50 percent, as of 2003 up to 75 percent, and as of 2004 their entire original holdings. The price will correspond to the shareholders' acquisition cost of the shares in FI-Holding – in total slightly over SEK 3 billion – appreciated by 4.5 percent annually. During the period 2003-2005 FöreningsSparbanken AB has the opportunity to buy other shareholders' holdings in FI-Holding A/S at a price corresponding to their acquisition cost of the shares in FI-Holding appreciated by 6 percent annually.

AS Hansapank is listed. Other companies are unlisted.

The share of the voting rights in each company corresponds to the share of its equity.

Information on registered addresses and registration numbers can be found in the list of addresses.

NOTE 22 – INTANGIBLE FIXED ASSETS

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Goodwill	7,164	7,646	1,657,	1,758
Other	27	27	5	6
TOTAL	**7,191**	**7,673**	**1,662**	**1,764**

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Acquisition value	9,122	8,707	2,025	2,025
added during the year	56	3,854		5
Accumulated amortization	– 1,931	– 1,034	– 363	– 261
of which, amortization during the year	– 648	– 359	– 102	– 102
TOTAL	**7,191**	**7,673**	**1,662**	**1,764**

Specification of goodwill

Bolag	Year of acquisition	Acquisition value	Accumulated amortization	Book value	Amortization period
Robur	1995	1,752	898	854	10
Föreningsbanken	1997	2,000	357	1,643	20
Robur Försäkring AB	1998	887	104	783	20
FI-Holding	1999	2,362	75	2,287	20
Hansapank	1999	1,277	99	1,178	20
Other		772	353	419	
TOTAL		**9,050**	**1,886**	**7,164**	

NOTE 23 – TANGIBLE ASSETS

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Current assets				
Properties taken over to protect claims	4	19	3	12
TOTAL	**4**	**19**	**3**	**12**
Fixed assets				
Equipment	1,727	1,883	1,290	1,457
Properties used in the Group's operations	671	467	22	22
TOTAL	**2,398**	**2,350**	**1,312**	**1,479**
TOTAL	**2,402**	**2,369**	**1,315**	**1,491**

Equipment, acquisition value	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Balance brought forward	3,906	3,008	3,066	2,663
Added during the year	615	1,464	334	833
Deducted during the year	– 507	– 566	– 371	– 430
BALANCE CARRIED FORWARD	**4,014**	**3,906,**	**3,029**	**3,066**

Equipment, accumulated depreciation	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Accumulated depreciation at beginning of year	2,023	1,763	1,609	1,509
Acquired accumulated depreciation		271		
Change in accumulated depreciation due to sales and disposals	– 332	– 446	– 310	– 298
Depreciation for the year	596	435	440	398
ACCUMULATED DEPRECIATION AT YEAR-END	**2,287**	**2,023**	**1,739**	**1,609**

Buildings used in operations, acquisition value, etc.	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Balance brought forward including revaluations	586	3,101	28	2,871
Added during the year	296	459		
Deducted during the year	– 55	– 2,974		– 2,843
BALANCE CARRIED FORWARD	**827**	**586**	**28**	**28**
Tax assessment value	227	43	25	22

Buildings used in operations, accumulated depreciation	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Accumulated depreciation at beginning of year	119	314	6	279
Acquired accumulated depreciation		75		
Change in accumulated depreciation due to sales and disposals	10	– 273		– 273
Depreciation for the year	27	3		
ACCUMULATED DEPRECIATION AT YEAR-END	**156**	**119**	**6**	**6**

NOTE 24 – OTHER ASSETS

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Security settlement claims	1,142	116	1,142	116
Derivatives	26,473	22,383	21,121	17,617
Other assets*	1,911	4,108	298	1,252
Deferred tax claim	199	131	135	98
Group receivables			4,171	3,755
TOTAL	**29,725**	**26,738**	**26,867**	**22,838**
of which				
in foreign currency	19,351	16,128	12,996	11,214
Gross security settlement claims	8,152	3,826	8,152	3,826
Gross derivatives	27,602	23,922	22,251	19,156

* Repossessed leasing assets amounted to SEK 103 M (4).
Property taken over to protect claims SEK 0 M (71) in the Group.

Specification of deferred tax claim	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Pensions	95	58	88	51
Tax loss carry forwards	47	47	47	47
Other	57	26		
TOTAL DEFERRED TAX CLAIM	**199**	**131**	**135**	**98**

NOTE 25 – DERIVATIVES

The Bank, 2000
Derivatives with positive fair values or nil value
Derivatives reported wholly or in part on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options held	46	46	7,127	19	19	1,226
Forward contracts with positive values	1,269	1,269	539,602	10,790	10,790	249,708
Swaps with positive values	7,034	6,675	195,050	1,626	1,573	22,864
TOTAL	**8,349**	**7,990**	**741,779**	**12,435**	**12,382**	**273,798**
of which, cleared	554	554				

	Equity-related			Other		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options held	2,169	1,763	13,356			
Forward contracts with positive values	249	249	2,495			
Other derivatives with positive values				0	0	1
TOTAL	**2,418**	**2,012**	**15,851**	**0**	**0**	**1**
of which, cleared	588	588				

The unrealized gain on derivatives with positive values deferred due to hedge accounting amounts to SEK 818 M.

Derivatives with negative fair values
Derivatives reported wholly or in part on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options issued	54	54	11,574	24	24	1,210
Forward contracts with negative values	1,183	1,183	516,760	10,202	10,202	242,691
Swaps with negative values	7,916	7,740	226,258	3,353	3,381	33,094
TOTAL	**9,153**	**8,977**	**754,592**	**13,579**	**13,607**	**276,995**
of which, cleared	554	554				

	Equity-related			Other		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options issued	1,886	1,480	13,892			
Forward contracts with negative values	47	47	581			
Other derivatives with negative values				0	0	1
TOTAL	**1,933**	**1,527**	**14,473**	**0**	**0**	**1**
of which, cleared	588	588				

The unrealized loss on derivatives with negative values deferred due to hedge accounting amounts to SEK 544 M.

Group, 2000
Derivatives with positive fair values or nil value
Derivatives reported wholly or in part on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options held	53	61	9,393	20	19	1,613
Forward contracts with positive values	1,270	1,270	539,814	10,180	10,180	231,131
Swaps with positive values	8,367	7,004	236,217	12,630	5,361	100,959
Other derivatives with positive values						4
TOTAL	**9,690**	**8,335**	**785,424**	**22,830**	**15,560**	**333,707**
of which, cleared	554	554				
Derivatives not reported on the balance sheet						
Forward contracts with positive values	28		702	269		8,664
TOTAL	**28**		**702**	**269**		**8,664**
of which, cleared						
TOTAL	**9,718**	**8,335**	**786,126**	**23,099**	**15,560**	**342,371**
of which, cleared	554	554				

Derivatives with positive fair values or nil value
Derivatives reported wholly or in part on the balance sheet

	Equity-related			Other		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options held	2,181	1,804	13,562			
Forward contracts with positive values	249	249	2,496			
Swaps with positive values						
Other derivatives with positive values			237	0	0	1
TOTAL	**2,430**	**2,053**	**16,295**	**0**	**0**	**1**
of which, cleared	588	588				

The unrealized gain on derivatives with positive values deferred due to hedge accounting amounts to SEK 9,298 M.

Derivatives with negative fair values
Derivatives reported wholly or in part on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options issued	58	58	11,559	27	26	1,767
Forward contracts with negative values	1,187	1,187	518,947	9,923	9,923	237,429
Swaps with negative values	9,828	8,782	279,815	4,818	4,957	61,772
Other derivatives with negative values						4
TOTAL	**11,073**	**10,027**	**810,321**	**14,768**	**14,906**	**300,972**
of which, cleared	555	555	200			

Derivatives not reported on the balance sheet

	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Forward contracts with positive values	4		254	232		8,792
Other derivatives with positive values	6		1,772			
TOTAL	**10**		**2,026**	**232**		**8,792**
of which, cleared						
TOTAL	**11,083**	**10,027**	**812,347**	**15,000**	**14,906**	**309,764**
of which, cleared	555	555	200			

Derivatives with negative fair values
Derivatives reported wholly or in part on the balance sheet

	Equity-related			Other		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options issued	1,927	1,521	14,006			
Forward contracts with negative values	48	48	581			
Swaps with negative values						
Other derivatives with negative values				0	0	1
TOTAL	**1,975**	**1,569**	**14,587**	**0**	**0**	**1**
of which, cleared	588	588				

The unrealized loss on derivatives with negative values deferred due to hedge accounting amounts to SEK 1,556 M.
The note does not include the options on FI-Holding. For information on them, refer to Note 21.

NOTE 26 – PREPAYMENTS AND ACCRUED INCOME

	Group		The Bank	
SEK M	2000	1999	2000	1999
Accrued interest income	5,756	5,799	2,270	2,350
Prepayments and accrued income	2,589	1,384	2,117	1,096
TOTAL	**8,345**	**7,183**	**4,387**	**3,446**
of which in foreign currency	2,962	2,129	992	718

NOTE 27 – AMOUNTS OWED TO CREDIT INSTITUTIONS

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Swedish banks	36,093	40,724	35,190	39,264
Other Swedish credit institutions	5,065	5,117	10,415	12,565
TOTAL	**41,158**	**45,841**	**45,605**	**51,829**
Foreign banks	83,305	82,107	71,425	70,160
Other foreign credit institutions	2,015			
TOTAL	**85,320**	**82,107**	**71,425**	**70,160**
TOTAL	**126,478**	**127,948**	**117,030**	**121,989**
of which				
in foreign currency	39,509	53,386	23,081	40,677
Group companies			6,506	7,358
associated companies	430	287	430	287

Summary of maturities

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Remaining maturity				
Payable on demand	9,332	41,459	9,175	23,433
≤ 3 months	92,644	70,874	88,455	83,191
> 3 months – 1 year	22,350	13,000	19,400	14,909
> 1 year – 5 years	1,395	1,669		446
> 5 year	757	946		10
TOTAL	**126,478**	**127,948**	**117,030**	**121,989**
Average remaining maturity	0.3 years	0.3 years	0.2 years	0.2 years

NOTE 28 – DEPOSITS AND BORROWINGS FROM THE PUBLIC

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Deposits in SEK				
Swedish public	192,419	187,312	191,639	185,905
Foreign public	4,731	992	3,825	243
Other	17,425	4,848	18,325	5,243
TOTAL	**214,575**	**193,152**	**213,789**	**191,391**
Deposits in foreign currency	32,474	17,384	15,559	6,148
TOTAL	**247,049**	**210,536**	**229,348**	**197,539**
Borrowings in SEK	1	1		
Borrowings in foreign currency	388			
TOTAL	**389**	**1**		
TOTAL	**247,438**	**210,537**	**229,348**	**197,539**
of which				
Group companies			1,991	1,184

Deposits
Summary of maturities

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Remaining maturity				
Payable on demand	186,990	185,559	175,753	176,436
≤ 3 months	54,349	21,577	50,373	19,282
> 3 months - 1 year	3,703	2,194	1,848	761
> 1 year - 5 years	1,913	1,156	1,374	1,010
> 5 year	94	50		50
TOTAL	**247,049**	**210,536**	**229,348**	**197,539**
Average remaining maturity	0.1 years	0.0 years	0.1 years	0.0 years

Borrowings
Summary of maturities

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Remaining maturity				
Payable on demand				
≤ 3 months	70	1		
> 3 months – 1 year	100			
> 1 year – 5 years	213			
> 5 years	6			
TOTAL	**389**	**1**		
Average remaining maturity	2.0 years	0.2 years		

NOTE 29 – DEBT SECURITIES IN ISSUE

	Group		The Bank	
SEK M	**2000**	**1999**	**2000**	**1999**
Promissory notes in issue				
Commercial paper	152,211	83,170	47,158	25,283
Bond loans	225,597	255,606	9,033	15,223
Other	1,812	5,306	0	0
TOTAL	**379,620**	**344,082**	**56,191**	**40,506**
of which				
in foreign currency	201,488	149,204	51,159	35,472

Summary of maturities	Group		The Bank	
SEK M	**2000**	**1999**	**2000**	**1999**
≤ 1 year	206,831	157,117	49,123	32,777
> 1 year – 5 years	150,270	155,563	7,066	7,616
> 5 years – 10 years	21,089	29,865	2	112
> 10 years	1,430	1,537	0	1
TOTAL	**379,620**	**344,082**	**56,191**	**40,506**
Average remaining maturity	1.9 years	2.3 years	0.4 years	0.7 years

NOTE 30 – OTHER LIABILITIES

	Group		The Bank	
SEK M	**2000**	**1999**	**2000**	**1999**
Own tax liabilities	617	550	557	536
Security payment liabilities*	29	654	29	654
Liability, stock loans	741	1,521	741	1,521
Derivatives**	27,503	21,406	23,704	17,794
Group liabilities			87	205
Other	16,463	13,673	13,898	11,580
TOTAL	**45,353**	**37,804**	**39,016**	**32,290**
of which				
in foreign currency	19,317	12,925	14,916	9,725
Booked on the balance sheet according to current netting rules.				
* Gross security payment liabilities	7,039	4,537	7,039	4,537
** Gross derivatives	28,632	22,945	24,834	19,333

NOTE 31 – ACCRUALS AND DEFERRED INCOME

	Group		The Bank	
SEK M	**2000**	**1999**	**2000**	**1999**
Accrued interest	7,342	7,248	1,892	1,711
Accruals and deferred income	5,877	3,798	3,903	1,617
TOTAL	**13,219**	**11,046**	**5,795**	**3,328**
of which				
in foreign currency	4,354	3,723	1,593	1,431

NOTE 32 – PROVISIONS

	Group		The Bank	
SEK M	**2000**	**1999**	**2000**	**1999**
Provisions for pensions	18	26	9	10
Provisions for taxes				
Deferred tax	2,946	2,244	408	100
Other taxes	442	273		
Other provisions	238	160	7	23
TOTAL	**3,644**	**2,703**	**424**	**133**

The Bank's and Group's pension commitments are covered by insurance, pension funds or provisions on the balance sheet to a "Provision for pensions" reserve.
Other allocations include provisions for guarantees of SEK 45 M (35) in the Group and SEK 7 M (23) in the Bank.

Specification of deferred tax liability	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Untaxed reserves	– 2,510	– 2,080		
Reserve for unrealized gains	– 374		– 381	
Other	– 62	– 164	– 27	– 100
TOTAL DEFERRED TAX LIABILITY	**– 2,946**	**– 2,244**	**– 408**	**– 100**

NOTE 33 – SUBORDINATED LIABILITIES

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Subordinated loans	12,301	10,892	8,854	6,576
Undated subordinated loans	17,020	14,086	11,265	8,628
Other	38	374		
TOTAL	**29,359**	**25,352**	**20,119**	**15,204**
of which				
in foreign currency	27,764	22,259	17,967	13,186

Expenses for subordinated liabilities are reported in Note 1.

Specification of subordinated liabilities, the Bank
Fixed-term subordinated liabilities

Maturity	Right to prepayment for FöreningsSparbanken	Currency	Nominal amount	Book value in SEK M	Coupon interest rate (%)
1986/2001		SEK	1	1	12.25
1989/2019		SEK	111	111	11.00
1990/2001		SEK	30	30	Variable
1990/2001		SEK	30	30	Variable
1990/2001		SEK	200	200	13.30
1991/2001		SEK	50	50	11.94
1991/2001		SEK	7	6	Zero-coupon bond
1991/2001		SEK	4	4	Zero-coupon bond
1991/2001		SEK	619	564	Zero-coupon bond
1992/2002		USD	20	190	9.05
1992/2006		SEK	904	554	Zero-coupon bond
1993/2008		SEK	216	101	Zero-coupon bond
1994/2010		SEK	1,259	503	Zero-coupon bond
1996/2003		USD	100	953	Variable
1998/2008		FRF	1,000	1,335	5.50
1998/2008		FRF	400	552	5.50
1999/2009		EUR	200	1,769	Variable
2000/2010	2005	USD	200	1,901	Variable
TOTAL				**8,854**	

Undated subordinated liabilities

Maturity	Right to prepayment for FöreningsSparbanken	Currency	Nominal amount	Book value in SEK M	Coupon interest rate (%)
1995/undated	2002	JPY	10,000	827	3.60
1995/undated	2002	USD	125	1,191	Variable
1996/undated	2011	JPY	10,000	831	4.35
1996/undated	2006	USD	150	1,406	7.50
1996/undated	2001	USD	100	954	Variable
1997/undated	2012	USD	50	477	8.01
1997/undated	2007	USD	50	,477	7.74
1997/undated	2012	USD	200	1,874	7.50
1998/undated	2028	JPY	5,000	415	5.00
2000/undated *	2010	USD	300	2,813	9.00
TOTAL				**11,265**	

* Due to the terms and conditions of the loan, the Swedish Financial Supervisory Authority has approved it as a primary capital contribution.

NOTE 34 – UNTAXED RESERVES

Change in untaxed reserves

The Bank, 2000 SEK M	Opening balance	Allocation	Closing balance
Accumulated accelerated depreciation, equipment	218		218
Allocation to tax allocation reserve*	4,737	1,119	5,856
TOTAL	**4,955**	**1,119**	**6,074**

* Specification of allocations	
Allocated 1995	264
Allocated 1996	1,208
Allocated 1997	1,088
Allocated 1998	866
Allocated 1999	1,311
Allocated 2000	1,119

NOTE 35 – SHAREHOLDERS' EQUITY

	Group		The Bank	
SEK M	2000	1999	2000	1999
Restricted equity				
SUBSCRIBED CAPITAL	**10,556 ***	**10,556**	**10,556 ***	**10,556**
Share premium reserve	3,650	3,530	3,650	3,530
Legal reserve	5,581	5,483	2,638	2,638
Reserve for unrealized gains	1,013	19	979	
Accumulated translation difference	3	1		
Other reserves	6,195	5,023		
TOTAL RESERVES	**16,442**	**14,056**	**7,267**	**6,168**
Non-restricted equity				
Accumulated translation difference	120	40		
Profit brought forward	1,452	1,763	2,031	2,243
Profit for the financial year	6,384	4,592	4,669	3,468
TOTAL	**34,954**	**31,007**	**24,523**	**22,435**

* 527,808,843 shares at a par value of SEK 20

Group SEK M	Subscribed capital	Restricted reserves	Non-restricted reserves	Profit for financial year	Total
Balance brought forward	10,556	14,056	1,803	4,592	31,007
Warrant premium		120			120
Transfer between restricted and non-restricted equity		2,264	2,328	– 4,592	
Dividend			– 2,639		– 2,639
Translation difference		2	80		82
Profit for the financial year				6,384	6,384
BALANCE CARRIED FORWARD	**10,556**	**16,442**	**1,572**	**6,384**	**34,954**

The Bank SEK M	Subscribed capital	Share premium reserve	Legal reserve	Reserve for unrealized gains	Profit brought forward	Profit for financial year	Total
Balance brought forward	10,556	3,530	2,638		2,295	3,420,	22,439
Effect of change in accounting principle for deferred tax					– 52	48	– 4
OPENING BALANCE ADJUSTED IN ACCORDANCE WITH NEW PRINCIPLE	**10,556**	**3,530**	**2,638**		**2,243**	**3,468**	**22,435**
Warrant premium		120					120
Profit disposition according to decision of AGM					3,468	– 3,468	
Dividend					– 2,639		– 2,639
Transfer between restricted and non-restricted equity				979	– 979		
Group contributions paid					– 86		– 86
Tax reduction due to Group contributions paid					24		24
Profit for the financial year						4,669	4,669
BALANCE CARRIED FORWARD	**10,556**	**3,650**	**2,638**	**979**	**2,031**	**4,669**	**24,523**

Specification of reserve for unrealized gains

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Balance sheet items				
Bonds	834	– 2	821	
Shares and participating interests	165	21	144	
Other assets	14		14	
TOTAL	**1,013**	**19**	**979**	

NOTE 36 – ASSETS PLEDGED FOR OWN LIABILITIES

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Assets pledged for own liabilities, book amount				
Real estate mortgages, nominal amount		0		0
Government securities and bonds pledged for liabilities, credit institutions	49,754	44,535	49,754	44,535
Government securities and bonds pledged for deposits from the public	28,413	4,523	28,413	4,523
Other pledges	0	238	0	238
Government securities and bonds pledged with Sveriges Riksbank	18,140	19,720	18,140	19,720
Loans pledged for certain outstanding bonds	176	184		
TOTAL	**96,483**	**69,200**	**96,307**	**69,016**

NOTE 37 – OTHER ASSETS PLEDGED

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Other assets pledged				
Shares pledged for stock loans	11,438	8,605	11,438	8,605
Government securities and bonds pledged for other liabilities	10,864	7,027	10,850	6,877
Assets registered for insurance policyholders	44,456	38,815		
TOTAL	**66,758**	**54,447**	**22,288**	**15,482**

NOTE 38 – CONTINGENT LIABILITIES

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Contingent liabilities, nominal amount				
Loan guarantees	4,937	5,414	8,063	7,153
Other guarantees	9,308	7,338	7,664	6,963
Accepted and endorsed notes	133	127	133	127
Letters of credit granted but not utilized	1,089	1,440	1,072	1,426
Other contingent liabilities	308	257	125	77
TOTAL	**15,775**	**14,576**	**17,057**	**15,746**
Provision for anticipated loan losses	– 45	– 35	– 7	– 23

NOTE 39 – COMMITMENTS

SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Commitments, nominal amount				
Commercial paper and certificate programs	477	426	477	426
Other interest-, equity- or currency-related contracts	2,284,894	2,114,407	2,080,892	1,958,557
Loans granted but not utilized	35,904	30,011	26,085	23,083
Overdraft facilities granted but not utilized	39,956	36,619	39,880	36,718
TOTAL	**2,361,231**	**2,181,463**	**2,147,334**	**2,018,784**

NOTE 40 – CAPITAL ADEQUACY ANALYSIS

I. Calculation of total capital base

SEK M	Financial companies group 2000	Financial companies group 1999	The Bank 2000	The Bank 1999
Primary capital (net)	35,045	26,785	27,117	21,452
– of which primary capital contribution	2,813		2,813	
Supplementary capital	24,091	22,486	15,698	14,090
– of which undated subordinated loans	14,000	14,085	8,452	8,628
– of which other contributions and reserves				
Settlement, equities, etc.	– 5,020	– 3,650	– 1,245	– 3,060
Total primary and supplementary capital	54,116	45,621	41,570	32,482
Expanded portion of capital base in foreign subsidiary	883	854		
TOTAL	**54,999**	**46,475**	**41,570**	**32,482**

II. Calculation of risk-weighted amount with regard to credit risks

On-balance sheet items	Financial companies group 2000	Financial companies group 1999	The Bank 2000	The Bank 1999
Group A – 0%	0	0	0	0
Group B – 20%	22,107	16,167	19,603	13,831
Group C – 50%	159,812	147,463	16,771	15,687
Group D – 100%	280,111	246,623	140,456	137,953

Off-balance sheet items	Financial companies group 2000	Financial companies group 1999	The Bank 2000	The Bank 1999
Group A – 0%	0	0	0	0
Group B – 20%	4,485	3,654	1,079	1,131
Group C – 50%	727	557	506	221
Group D – 100%	17,533	15,508	15,800	15,392
TOTAL	**484,775**	**429,972**	**194,215**	**184,215**

III. Calculation of risk-weighted amount with regard to market risks

SEK M	2000	1999	2000	1999
Risk-weighted amount for interest rate risks	13,285	7,355	8,950	3,842
of which, specific risks	4,655	3,067	1,904	1,075
of which, general risks	8,630	4,288	7,046	2,767
Risk-weighted amount for share price risks	1,051	529	198	216
of which, specific risks	415	262	126	151
of which, general risks	636	267	72	65
Risk-weighted amount for liquidation risks	5	37	5	37
Risk-weighted amount for counterparty risks and other risks	8,126	6,822	7,453	6,266
Risk-weighted amount for currency risks	1,725	2,573	1,153	1,446
TOTAL	**24,192**	**17,316**	**17,759**	**11,807**

IV. Calculation of total capital adequacy ratio

SEK M	2000	1999	2000	1999
Total capital base	54,999	46,475	41,570	32,482
Total risk-weighted amount for credit risks and market risks	508,967	447,288	211,974	196,022
Total capital adequacy ratio, %	10.8	10.4	19.6	16.6
Primary capital ratio, %	6.9	6.0	12.8	10.9

Specification of II.

Financial companies group SEK M On-balance sheet items	2000 Total investments	2000 Risk-weighted amount	1999 Total investments	1999 Risk-weighted amount
Grupp,A – 0%	171,803	0	161,584	0
Grupp,B – 20%	110,536	22,107	80,834	16,167
Grupp,C – 50%	319,623	159,812	294,925	147,463
Grupp,D – 100%	280,111	280,111	246,623	246,623

Off-balance sheet items	Nominal amount	Converted amount	Risk-weighted amount	Nominal amount	Converted amount	Risk-weighted amount
Group A – 0%	75,007	2,625	0	66,291	1,892	0
Group B – 20%	291,037	22,426	4,485	240,260	18,274	3,654
Group C – 50%	12,786	1,453	727	16,491	1,114	557
Group D – 100%	30,295	17,533	17,533	27,058	15,508	15,508
TOTAL			**484,775**			**429,972**

The Bank

SEK M On-balance sheet items		2000 Total investments	Risk-weighted amount		1999 Total investments	Risk-weighted amount
Group A – 0%		180,413	0		165,979	0
Group B – 20%		98,016	19,603		69,156	13,831
Group C – 50%		33,540	16,771		31,374	15,687
Group D – 100%		140,456	140,456		137,953	137,953
Off-balance sheet items	**Nominal amount**	**Converted amount**	**Risk-weighted amount**	**Nominal amount**	**Converted amount**	**Risk-weighted amount**
Group A – 0%	66,466	712	0	56,297	443	0
Group B – 20%	55,463	5,396	1,079	59,375	5,654	1,131
Group C – 50%	8,139	1,012	506	5,573	441	221
Group D – 100%	24,589	15,800	15,800	24,779	15,392	15,392
TOTAL			**194,215**			**184,215**

NOTE 41 – OTHER DISCLOSURES

Disclosure of financial income and expenses and premium income and expenses for insurance and reinsurance attributable to the Bank and with regard to other companies within the Group as well as information on subordinated assets

SEK M	2000
Received from other Group companies	
Financial income	1,962
Premium income for insurance and reinsurance	385
Paid to other Group companies	
Financial expenses	704
Premium expenses for insurance and reinsurance	21

Subordinated assets

The total volume of assets that the Bank may own in accordance with chap. 2 § 15 of the Swedish Banking Act amounts to 30 percent of the capital base. Thus, the limit for such assets is SEK 12,446 M.
Assets of this type amounted to SEK 1,304 M on December 31, 2000.

NOTE 42 – SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN SWEDEN AND THE U.S.

Marketable securities

Marketable securities include both a trading portfolio, which is marked to market, and other listed securities, which are stated at cost. According to U.S. GAAP, marketable securities are classified as marked to market, trading or available for sale. Interest-bearing securities intended to be held to maturity are stated at amortized cost. Securities, including derivatives, that are currently traded are marked to market with the change in their market value included in reported earnings. Other securities are stated in the balance sheet at market with the change in their market value during the holding period reported as a separate component of equity without affecting reported earnings. When these securities are sold, the realized gain or loss is included in reported earnings.

Repurchase of own bonds

Price differences realized as a result of the repurchase of the Bank's own bonds are amortized over the remaining maturity of these securities. According to U.S. GAAP, such differences are recognized in their entirety when they arise.

Interest income compensation from loan prepayments

Interest income compensation received when loans are prepaid is accrued over the remaining maturity of the loans. According to U.S. GAAP, such interest income compensation is recognized in its entirety when it arises.

Accounting for sale of subsidiary

In 1994, 90 percent of the shares of the subsidiary Robur was sold to independent savings banks and jointly owned banks with an option to repurchase these shares in 1997 at the latest. In 1995 these shares were repurchased. According to U.S. GAAP, the gain recognized on this sale should not be included in shareholders' equity as the risks and reward were not, in substance, transferred to the buyers.

Write-down of acquired property

In connection with the acquisition of Föreningsbanken, certain assets were written down based on a discounting of future cash flows. According to U.S. GAAP, such write-downs should not be made if the nominal value of future cash flows exceeds book value. The write-down would be accounted for as goodwill and amortized using a declining balance method over 20 years.

Sale and leaseback of properties

Leases ranging between 3-10 years were signed on certain properties sold in 1999. According to U.S. GAAP, the reported gain on the property sale is reduced by the present value of the contracted rents. The deferred gain is dissolved during the lease-back period.

The application of the above U.S. GAAP would have had the following effect on the profit and shareholders' equity of FöreningsSparbanken:

SEK M	2000	1999
Profit for the financial year according to Swedish GAAP	6,384	4,592
Reporting of securities	– 123	251
Repurchase of own bonds	510	39
Interest income compensation	– 398	– 71
Reporting of gain on sale of subsidiary	175	175
Write-down of acquired property	– 314	– 338
Sale and leaseback of properties	134	– 984
Deferred tax on the above adjustments	– 34	214
ESTIMATED PROFIT FOR THE FINANCIAL YEAR ACCORDING TO U.S. GAAP	**6,334**	**3,878**

SEK M	2000	1999
Shareholders' equity according to Swedish GAAP	34,954	31,007
Reporting of securities	362	178
Repurchase of own bonds	– 10	– 520
Interest income compensation	573	971
Reporting of gain on sale of subsidiary	– 854	– 1,029
Write-down of acquired property	1,651	1,965
Sale and leaseback of properties	– 851	– 984
Deferred tax on the above adjustments	– 21	99
ESTIMATED SHAREHOLDERS' EQUITY ACCORDING TO U.S. GAAP	**35,804**	**31,687**

The application of U.S. GAAP would not have significantly affected the reported balance sheet items in FöreningsSparbanken.

NOTE 43 – DISCLOSURE OF FAIR VALUE

In accordance with the provisions of the Swedish Financial Supervisory Authority, credit institutions are obligated to provide a comparison of the book and fair values of balance sheet items. The table compares the book and fair values of asset and liability items that are not booked at fair value. The line on the balance sheet where each item belongs is indicated. The book value of current assets reported on the balance sheet at fair value is shown in the table as two lump sums, one for assets and one for liabilities.

Comparison between the book and fair value of the Group's assets and liabilities.

Assets 2000 SEK billion	Fair value	Book value	Difference
Assets not reported at fair value on the balance sheet			
Financial instruments			
Interest-bearing			
Treasury bills and other bills eligible for refinancing with central banks			
Bonds and interest-bearing securities			
Fixed assets	1.3	1.2	0.1
Other assets			
Swaps – reported as hedges*	5.7	1.5	4.2
Other current assets reported as hedges	1.1	0.7	0.4
Shares/participating interests			
Fixed assets	2.2	1.9	0.3
Loans			
Loans to credit institutions	131.2	130.3	0.9
Loans to the public	637.3 – 639.3	629.7	7.6 – 9.6
Real estate			
Tangible assets	0.7	0.7	0.0
Profit brought forward, discontinued hedge accounting			
Accruals and deferred income	3.0	3.1	-0.1
Assets reported at fair value on the balance sheet			
Current assets	148.1	148.1	
Other	12.2	12.2	
TOTAL	**942.8 – 944.8**	**929.4**	**13.4 – 15.4**

Liabilities 2000 SEK billion	Fair value	Book value	Difference
Liabilities not reported at fair value on the balance sheet			
Financial instruments			
Interest-bearing			
Debt securities in issue	383.7	379.6	4.1
Other liabilities			
Swaps – reported as hedges*		1.2	– 1.2
Other current assets reported as hedges	1.1	0.7	0.4
Others valued at acquisition value	28.2	28.2	0.0
Subordinated liabilities	33.3	29.4	3.9
Deposits and borrowings			
Amounts owed to credit institutions	126.7	126.5	0.2
Deposits and borrowings from the public	247.4	247.4	0.0
Profit brought forward, discontinued hedge accounting			
Accruals and deferred income	5.3	5.8	– 0.5
Liabilities reported at fair value on the balance sheet			
Current assets with negative values	69.5	69.5	
Other	6.2	6.2	
TOTAL	**901.4**	**894.5**	**6.9**

* The fair value of swaps reported as hedges is reported net under assets.

It has not been considered meaningful to include a special calculation of the fair value of shares that constitute fixed assets but are not publicly listed. The same decision was made in the case of the following items: intangible assets, provisions and equipment. In the table, the fair value of these items has therefore been equated with book value.

Financial instruments

In the table, financial instruments are divided into the categories fixed assets and current assets reported as hedges. Hedge accounting is applied when current assets are held to offset market risks in assets and liabilities reported at acquisition value on the balance sheet. Current assets reported as hedges are taken up on the balance sheet at (accrued) acquisition value. If the hedge is effective, any decline in the value of the protected item is compensated by a corresponding increase in the value of the protecting position, and vice versa. To the extent the fair value of the hedged instrument deviates from its book value, this deviation is offset by an equivalent deviation in the opposite direction between the book value and fair value of the protected position. Financial instruments that constitute current assets and are not reported as hedges are taken up on the balance sheet at fair value. The fair value of other financial instruments (assets or liabilities) is calculated in the same way as the value of these current assets. This means that to the extent listed market prices exist for assets and liabilities, fair value is calculated on the basis of the median price when the market closed on December 31, 2000. For OTC instruments, the calculation of fair value is based on prices of comparable listed instruments. The double options in FI-Holding described in Note 21 have not been taken into account, since their fair value cannot be determined.

Deposits and loans

Variable rate deposits and loans are valued at nominal amounts. The fair value of deposits and loans with fixed interest rates has been calculated by discounting future contracted cash flows during the fixed interest period. The calculation therefore does not include an estimation of the value represented by future margins that have not been stipulated in advance on deposits and loans. When calculating the fair value of the Bank's fixed rate deposits, discounting has been applied using the Bank's estimated financing expense. This corresponds to the interest rates in the deposit market for maturities of up to one year and by the interest rates on Spintab's so-called benchmark bonds for longer maturities.

The fair value of the Group's fixed rate loans has been stated in the form of an interval. The lower end of the interval is calculated by discounting the loan portfolio's contracted cash flow with the new loan rates for various maturities applied at the end of 2000. The high end is calculated by discounting the loan portfolio's contracted cash flow with the Group's funding rate for various maturities. According to the instructions of the Swedish Financial Supervisory Authority, the discount rate selected should reflect both the loan's interest fixing period and the market's valuation of the credit risk in each loan. The discount rate should also reflect a potential buyer's cost to administer the loans and its required return on invested risk capital. In FöreningsSparbanken's opinion, too many subjective considerations come into play in determining such an interest level. Since there is practically no trading in loan portfolios in Sweden, it is also likely that opinions of what constitutes a correct level will differ among experts. Therefore, instead of using a fair value figure, the Bank has chosen to use the above-mentioned interval, which is based on easily explained, fairly objective discounting rates.

Profit brought forward realized by discontinuing hedge accounting

If hedge accounting is discontinued when the protecting position is realized at the same time that the protected position remains on the balance sheet and is reported at acquisition value, the capital gain or loss is accrued over the remaining maturity of the protected position. Realized gains that have not been entered as profit are reported on the balance sheet as deferred income, while realized losses that have not been entered as expenses are reported as prepayments. Since these items do not represent an actual receivable from, or liability to, an outside party, the fair value of the items is SEK 0.

NOTE 44 – INTEREST FIXING PERIODS

The Group's interest-bearing assets and liabilities including interest-related derivatives distributed by interest fixing periods.

SEK M	<= 3 mos.	3-6 mos.	6 mos.–1 yr.	1–2 yr.	2–3 yr.	3–4 yr.	4–5 yr.	5–10 yr.	>10 yr.	Total
Assets, nominal value										
Loans to credit institutions	125,613	3,683	971	4	10	12	1			130,294
Loans to the public	327,549	33,387	42,478	63,760	55,438	42,190	20,253	33,067	11,615	629,737
Financial fixed assets	449	222	66	263	115	1,118	77	10		2,320
Financial current assets	29,789	10,876	3,767	3,488	2,844	1,376	1,514	3,799	873	58,326
TOTAL ASSETS	**483,400**	**48,168**	**47,282**	**67,515**	**58,407**	**44,696**	**21,845**	**36,876**	**12,488**	**820,677**
Liabilities, nominal value										
Amounts owed to credit institutions	114,860	7,273	3,074	165	357	165	141	443		126,478
Deposits and borrowings from the public	241,250	1,895	2,072	1,296	457	203	189	67	9	247,438
Debt securities in issue and subordinated liabilities	179,413	21,600	46,309	50,927	34,905	29,119	9,226	26,105	11,183	408,787
TOTAL LIABILITIES	**535,523**	**30,768**	**51,455**	**52,388**	**35,719**	**29,487**	**9,556**	**26,615**	**11,192**	**782,703**
Net	– 52,123	17,400	– 4,173	15,127	22,688	15,209	12,289	10,261	1,296	37,974
Derivatives, nominal value, net*	82,567	– 19,188	– 15,829	– 14,731	– 9,935	– 9,463	– 9,727	- 4,852	2,506	1,348
NET, INCLUDING DERIVATIVES	**30,444**	**– 1,788**	**– 20,002**	**396**	**12,753**	**5,746**	**2,562**	**5,409**	**3,802**	**39,322**

* For options, delta-weighted nominal amounts are used.

NOTE 45 – CURRENCY DISTRIBUTION

Group, 2000 SEK M	SEK M	Euro	USD	Other	Total
Assets					
Loans to credit institutions	96,618	3,370	24,894	5,412	130,294
Loans to the public	533,849	20,591	16,950	58,347	629,737
Interest-bearing securities	43,795	2,914	10,273	3,484	60,466
Other assets, not distributed	108,942				108,942
TOTAL	**783,204**	**26,875**	**52,117**	**67,243**	**929,439**
Liabilities					
Amounts owed to credit institutions	86,970	7,736	22,977	8,795	126,478
Deposits and borrowings from the public	214,576	4,750	14,635	13,477	247,438
Interest-bearing securities	178,132	26,869	124,059	50,560	379,620
Other liabilities, not distributed	175,903				175,903
TOTAL	**655,581**	**39,355**	**161,671**	**72,832**	**929,439**

The Bank, 2000 SEK M	SEK M	Euro	USD	Other	Total
Assets					
Loans to credit institutions	120,705	2,570	22,929	3,495	149,699
Loans to the public	199,856	5,441	10,220	3,514	219,031
Interest-bearing securities	44,795	1,015	13,766	73	59,649
Other assets, not distributed	70,141				70,141
TOTAL	**435,497**	**9,026**	**46,915**	**7,082**	**498,520**
Liabilities					
Amounts owed to credit institutions	93,949	2,694	17,699	2,688	117,030
Deposits and borrowings from the public	213,789	3,203	9,015	3,341	229,348
Interest-bearing securities	5,032	133	48,186	2,840	56,191
Other liabilities, not distributed	95,951				95,951
TOTAL	**408,721**	**6,030**	**74,900**	**8,869**	**498,520**

Group, 1999

SEK M	SEK M	Euro	USD	Other	Total
Assets					
Loans to credit institutions	80,348	5,395	14,526	4,247	104,516
Loans to the public	494,241	12,268	16,285	46,615	569,409
Interest-bearing securities	41,712	3,026	6,741	6,948	58,527
Other assets, not distributed	101,358				101,358
TOTAL	**717,659**	**20,689**	**37,552**	**57,810**	**833,710**
Liabilities					
Amounts owed to credit institutions	74,562	11,924	33,153	8,309	127,948
Deposits and borrowings from the public	193,153	1,631	7,871	7,882	210,537
Interest-bearing securities	197,971	41,148	91,819	38,496	369,434
Other liabilities, not distributed	125,791				125,791
TOTAL	**591,477**	**54,703**	**132,843**	**54,687**	**833,710**

The Bank, 1999

SEK M	SEK M	Euro	USD	Other	Total
Assets					
Loans to credit institutions	115,394	4,421	12,907	2,814	135,536
Loans to the public	174,593	3,102	10,792	2,675	191,162
Interest-bearing securities	34,313	2,789	7,154		44,256
Other assets, not distributed	67,425				67,425
TOTAL	**391,725**	**10,312**	**30,853**	**5,489**	**438,379**
Liabilities					
Amounts owed to credit institutions	81,312	7,330	28,283	5,064	121,989
Deposits and borrowings from the public	191,391	542	4,994	612	197,539
Interest-bearing securities	7,052	3,535	40,949	4,174	55,710
Other liabilities, not distributed	63,141				63,141
TOTAL	**342,896**	**11,407**	**74,226**	**9,850**	**438,379**

The distribution between currencies in the table above is not representative of the Bank's currency exposure.
The Group obtains financing in the currencies that offer the most favorable terms at the time. The loans can then be exchanged to other currencies through transactions in the derivative market, which is why the table above does not accurately reflect exposure to exchange rate risks.

NOTE 46 – SPECIFICATION OF ADJUSTMENTS FOR NON-CASH ITEMS IN OPERATING ACTIVITIES

	Group		The Bank	
SEK M	**2000**	**1999**	**2000**	**1999**
Tax paid	– 1,478	– 1,081	– 1,400	– 1,070
Settlement of pensions	– 5	70	– 7	62
Unrealized changes in value/currency changes	326	169	8	169
Capital gains on financial fixed assets	– 716	– 15	– 716	– 2
Capital gains on property and equipment	36	– 1,359	– 63	– 1,411
Share of capital of associated companies	– 197	– 165		
Depreciation and write-down of tangible fixed assets	623	438	543	399
Depreciation and write-down of financial fixed assets			105	65
Amortization of goodwill	648	359	102	101
Write-down of loans	1,610	1,350	937	1,035
Allocation to insurance reserve	155	452		
Dividend, Group companies*			– 359	2,100
Accrued income and prepayments	– 1,090	2,045	- 899	1,016
Accruals and deferred income	2,110	– 2,209	2,470	57
Other	– 20	– 180	– 22	– 219
TOTAL	**2,002**	**– 126**	**699**	**2,302**

* Refers to net between the pending dividend reported as income for the financial year and the dividend received during the year for the previous financial year.

Proposed disposition of profit

SEK M

The following amounts are at the disposal of the Annual General Meeting:

Profit for the financial year	4,669
Profit brought forward	2,031
Total available	6,700
The Board of Directors recommends a cash dividend to shareholders of SEK 5.50 per share	2,903
To be carried forward	3,797

The Group's non-restricted earnings thereafter amount to SEK 5,053 M. The proposed allocation to restricted reserves in Group companies is SEK 56 M.

Board of Directors

Following the Annual General Meeting of 2000, the Board of Directors consists of the following members: Göran Ahlström, Göran Collert, Bo Forslund, Birgitta Johansson-Hedberg, Göran Johnsson, Hans Jonsson, Birgitta Klasén, Kurt Lodenius, Per-Göran Nyberg, Marianne Qvick Stoltz and Lennart Sundén.

In addition, the Board of Directors includes the following employee representatives: Gita Bengtsson and Kaisa Bratt.

The Board of Directors elected Göran Collert as Chairman, Göran Ahlström as First Deputy Chairman and Bo Forslund as Second Deputy Chairman.

Stockholm, February 20, 2001

Göran Collert

Göran Ahlström

Bo Forslund

Birgitta Johansson-Hedberg

Göran Johnsson

Hans Jonsson

Birgitta Klasén

Kurt Lodenius

Per Göran Nyberg

Marianne Qvick Stoltz

Lennart Sundén

Gith Bengtsson

Kaisa Bratt

Auditors' report

To the Annual General Meeting of FöreningsSparbanken AB (publ), registration number 502017-7753.

We have audited the annual report, the consolidated financial statements, the accounting records and the administration by the Board of Directors and the President of FöreningsSparbanken AB for the year 2000. The Bank's internal auditing department during the year has continuously reviewed the internal controls and accounts and submitted its reports to us. The accounting records and the administration of the Company are the responsibility of the Board of Directors. Our responsibility is to express an opinion of the annual report, the consolidated financial statements and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the annual report and the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts.

An audit also includes an assessment of the accounting principles and their application by the Board of Directors and an evaluation of the overall presentation of information in the annual report and the consolidated financial statements. We have examined significant decisions, actions taken and the circumstances of the Company in order to determine the liability, if any, to the Company of the President or any of the members of the Board of Directors and whether they have acted in any other way in contravention of the Swedish Companies Act, the Swedish Banking Act, the Annual Accounts Act for Credit Institutions and Securities Companies or the Company's Articles of Association. We believe that our audit has provided us with a reasonable basis for our opinion set forth below.

The annual report and the consolidated financial accounts have been prepared in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and therefore provide a true and fair view of the Company's and the Group's profit and financial position in accordance with generally accepted auditing standards in Sweden.

We recommend that the Annual General Meeting adopt the profit and loss accounts and balance sheets of the Parent Company and the Group, deal with the profit in the Parent Company in accordance with the proposal in the Board of Directors' Report, and discharge the members of the Board of Directors and the President from liability for the financial year.

Stockholm, February 20, 2001

Ulf Egenäs
Authorized
Public Accountant

Torbjörn Hanson
Authorized
Public Accountant

Peter Markborn
Authorized
Public Accountant
appointed by the Swedish
Financial Supervisory Authority

Board of Directors and Auditors

Board of Directors of FöreningsSparbanken AB
Elected by the Annual General Meeting on April 12, 2000

Directors

Göran Collert, Chairman
Göran Ahlström, First Deputy Chairman
Bo Forslund, Second Deputy Chairman
Birgitta Johansson-Hedberg
Göran Johnsson
Hans Jonsson
Birgitta Klasén
Kurt Lodenius
Per-Göran Nyberg
Marianne Qvick Stoltz
Lennart Sundén

Employee representatives

Gith Bengtsson
Kaisa Bratt

Deputy Director elected by the Annual General Meeting

Nils-Fredrik Nyblæus

Deputy Directors elected by the employees

Per Ekström
Monica Hellström

Auditors of FöreningsSparbanken AB
Elected for four years by the Annual General Meeting on April 29, 1999

Auditors

Authorized Public Accountant Ulf Egenäs
Deloitte & Touche AB, Chairman
Authorized Public Accountant Torbjörn Hanson
Ernst & Young AB

Deputy Auditors

Authorized Public Accountant Olof Cederberg
Ernst & Young AB
Authorized Public Accountant Jan Larsson
Deloitte & Touche AB

Appointed by the Swedish Financial Supervisory Authority

Authorized Public Accountant Peter Markborn
Arthur Andersen AB

Nominating Committee of FöreningsSparbanken AB
Elected by the Annual General Meeting on April 12, 2000

Thomas Halvorsen, Chairman of the Nominating Committee, President of the Fourth National Pension Insurance Fund
Lorentz Andersson, Municipal Commissioner of Skellefteå
Jan-Erik Erenius, former President of AMF Pension
Eva Karin Hempel, Board Member of the Federation of Swedish Farmers
Carl Axel Petri, former President of the Court of Appeal
Arne Torstensson, President of Ulricehamns Sparbank
Kent Torwald, Vice President of the Federation of Swedish Farmers

Board work

Board work during the year

In 2000 the Board of Directors held a total of 20 meetings.

The Board's work during the year was devoted to, among other things, the following issues:

- Future strategic and structural alternatives for FöreningsSparbanken.
- Group-wide strategy program for increasing value by focusing and prioritizing operations.
- New retail banking organization for the entire Group.
- Financial risks and long-term funding.
- Modified financial objectives for the Förenings-Sparbanken Group.
- Policy regarding the issuance and acquisition as well as the redemption and repurchase of subordinated loans.
- Further development of FöreningsSparbanken's local bank and branch structure.
- Development of FöreningsSparbanken's e-business operations.
- Divestment of the Bank's shareholdings in Svensk Exportkredit and Bank Handlowy.
- Establishment of a branch for e-banking operations in Denmark – Firstviewbank.
- Establishment of a representative office in Shanghai, China.
- New local codetermination agreement for the FöreningsSparbanken Group.
- Warrant program for employees and local board members in the FöreningsSparbanken Group.
- Warrant program for senior executives and other key employees of the Bank's Estonian subsidiary, Hansapank.
- Modified rules for the FöreningsSparbanken Group's Kopparmyntet profit-sharing fund.

The Board's Credit and Capital Market Committee

The Board has established a Credit and Capital Market Committee, which consists of the Chairman of the Board, the President and five other members appointed from within the Board.

The Committee held 24 meetings during the year.

The Committee responds to credit and limit queries submitted to the Board within certain limits, provided that the cases in question are not of a principle nature or otherwise are of major significance.

During the year the Committee had the following members: Göran Collert, Chairman, Bo Forslund, Deputy Chairman, Göran Ahlström, Birgitta Johansson-Hedberg, Göran Johnsson, Kurt Lodenius and Per-Göran Nyberg.

The Board's Audit and Security Committee

The Board has established an Audit and Security Committee, which consists of four members appointed from within the Board.

The Committee held four meetings during the year.

The Committee is responsible for, among other things, maintaining the Board's contacts with the internal audit and security functions and the external auditors appointed by the Bank in order to provide the Board with greater access to information on auditing and security operations in the Bank, to facilitate and improve opportunities for the internal audit unit and external auditors to communicate with the Board and to evaluate the Bank's security work.

In addition, the Committee is responsible for reviewing the report compiled at least once a year that describes and evaluates the operational risks in the Bank. The Committee also has the right to initiate action on matters regarding operational risks and conditions noted in the Bank's organization that relate to such risks.

During the year the Committee had the following members: Göran Ahlström, Chairman as of April 12, Bo Forslund, Chairman to April 12 and Deputy Chairman thereafter, Per-Göran Nyberg and Marianne Qvick Stoltz.

The Board's Nominating Committee

The Board has established a Nominating Committee, which consists of two members appointed from within the Board. The Committee is responsible for preparing issues regarding the nomination of the members and chairmen of the boards of the local banks prior to the elections at the Board's meeting held in connection with the Bank's Annual General Meeting.

During the year the Committee had the following members: Bo Forslund, Chairman, and Per-Göran Nyberg.

INTERNAL AUDIT

The purpose of Internal Audit is to review and evaluate internal controls in the Group. Internal Audit is an internal review function independent from the operational units in accordance with the general advice of the Swedish Financial Supervisory Authority (FFFS 1999:12).

Internal Audit is directly subordinate to the Board of Directors.

Board of Directors

1. BO FORSLUND
Second Deputy Chairman since 1997. Born 1939. Former Member of the Swedish Parliament, Chairman of the Sundsvall City Council. Elected 1991.

Other directorships: Chairman of the Savings Bank Foundation Norrland. Member of the Supervisory Board of Aktia Sparbank Ab and Norrlands Travsällskap och Stall Apanage AB. Chairman of the Board of Directors' Nominating Committee and Deputy Chairman of the Audit and Security Committee and the Credit and Capital Market Committee.

Holding: 4,000 shares.

2. GÖRAN COLLERT
Executive Chairman since 1995. Born 1937. Graduate Business Administrator and Bachelor of Laws. Elected 1978.

Other directorships: Chairman of Call in One CIO AB and Sölvesborgs Kakelservice AB. Board Member of Fastighets AB Tornet, the Supervisory Board of Aktia Sparbank Ab, Bank Handlowy w Warszawie, SpareBank 1 Gruppen, Entre Tech Medical AB and IT Technology Nordic AB. Deputy Board Member of Gumshornet Brf. Chairman of the Board of Directors' Credit and Capital Market Committee.

Holding: 40,000 shares.

3. GÖRAN AHLSTRÖM
First Deputy Chairman. Born 1936. Former President of FöreningsSparbanken. Master of Engineering. Elected 1995. Deputy Chairman since 1997:

Other directorships: Chairman of Fastighets AB Tornet. Board Member of Sydkraft AB, Svensk-Danska Broförbindelsen AB SVEDAB, the Öresund Consortium, Hamburgische Elektrizitäts-Werke AG, E.ON Energie AG, FIH, FI-Holding, Färs & Frosta Sparbank AB and Sparebank 1 Gruppen AS. Member of the Board of Directors' Credit and Capital Market Committee and Chairman of the Audit and Security Committee.

Holding: 1,050 shares.

4. MARIANNE QVICK STOLTZ
Businesswoman. Born 1949. Diploma in Retail Economics, studied at CHF, Lausanne. Elected 1994.

Other directorships: Chairman of Cityföreningen i Göteborg. Chairman/Co-owner of Tidsforum Göteborg AB. Deputy Chairman of Western Sweden's Trade and Industry Council. President/Co-owner of Aug Magnussons Eftr AB. Board Member of Göteborg o Co AB, GR/Gothenburg region/executive committee for labor market issues and the Liberal Party Association of Gothenburg. Alternate on the Gothenburg City Council. Member of the Board of Directors' Audit and Security Committee and Chairman of the Bank's Business Council.

Holding: 321 shares.

5. KURT LODENIUS
Former Municipal Commissioner. Chairman of the Norrtälje Municipal Council. Born 1936. Economist. Elected 1983.

Other directorships: Chairman of Roslagens Sparbank. Deputy Chairman of Norrtelje Tidning AB. Board Member of FöreningsSparbanken Kapitalförvaltning AB. Member of the Board of Directors' Credit and Capital Market Committee.

Holding: 3,000 shares.

6. BIRGITTA JOHANSSON-HEDBERG
President and CEO since 2000. Born 1947. Reg. Psychologist. Elected 1994.

Other directorships: Chairman of the Swedish Bankers Association, Affärsbankernas Serviceaktiebolag, AB Spintab and AB Lindex. Board Member of the Swedish Stock Exchange Council, Telia AB, the Executive Council of Erste Bank, FI-Holding and Knowledge World. Member of the Board of Directors' Credit and Capital Market Committee.

Holding: 9,645 shares and 20,000 warrants.

1. 2. 3. 4. 5. 6.



7. LENNART SUNDÉN
President of Swedish Match AB. Born 1952. Civil Engineer. Elected 2000.

Other directorships: Board Member of A André KG GmbH and Swedish Match AB, with subsidiaries.

Holding: 2,000 shares.

8. KAISA BRATT
Bank employee. Born 1941. Secondary School Graduate. Elected 1992. Employee representative.

Other directorship: Delegate of Sparinstitutens Pensionskassa (SPK).

Holding: 480 shares and 5,000 warrants.

9. PER-GÖRAN NYBERG
Former Bank Executive. Born 1936. Graduate Business Administrator. Elected 1984.

Other directorships: Chairman of Savings Bank Foundation Alfa, Byggmästare Axel Alms Stiftelse, Förenings-Sparbankens stiftelse för bevarande av bankens historiska värden, Första Sparbankens stiftelse för vetenskaplig forskning, Stiftelsen för internationellt utvecklingssamarbete, Stiftelsen Sparbankernas Företagsinstitut and Stiftelsen MS-hemmet Höglandsborg. Board Member of European Savings Bank Group (ESBG), World Savings Banks Institute and Elmia AB. Member of the Board of Directors' Audit and Security Committee, Nominating Committee and Credit and Capital Market Committee.

Holding: 300 shares.

10. GITH BENGTSSON
Bank employee. Born 1962. Elected 2000. Employee representative.

Other directorship: Delegate of Sparinstitutens Pensionskassa (SPK).

Holding: 321 shares and 700 warrants.

11. GÖRAN JOHNSSON
Chairman of the Swedish Metal Workers' Union. Born 1945. Elementary school and labor union training. Elected 1997.

Other directorships: Deputy Chairman of EMF and Nordiska Metall. Board Member of Fastighetsbolaget Svärdfisken HB, the Swedish Trade Union Confederation, the Fourth National Pension Insurance Fund, the Labor Market Council, IMF/Central Committee, and the Swedish Academy of Jazz. Deputy Member of SAP/Party Board of Directors and VU. Deputy Member of the Board of Directors' Credit and Capital Market Committee.

Holding: 15 shares.

7. 9. 8. 10. 11.



12. HANS JONSSON

Chairman of the Federation of Swedish Farmers. Born 1949. Graduate Economist, Ecôle Berlitz. Elected 1997.

Other directorships: Chairman of the EU's Advisory Committee on Joint Agricultural Policy and the Central Board of the Nordic Farmers' Organization. Vice President of COPA Comité des Organisations Professionelles Agricoles. Board Member of IFAP International Federation of Agricultural Producers, Swedish Meats, Svensk Mjölk, the Royal Swedish Academy of Agriculture and Forestry, Cerealia AB, the Minister of Finance's Reference Group for Euro Preparations/Rural Industry Issues and the General Association of Swedish Exporters.

Holding: 303 shares.

13. BIRGITTA KLASÉN

Senior Vice President, CIO, Pharmacia Corporation. Born 1949. Civil Engineer. Elected 2000.

Other directorships: Board Member of Ledstiernan AB, MINT and IP Unplugged.

Holding: 2,000 shares.

14. NILS-FREDRIK NYBLÆUS

Deputy President and Executive Vice President. Born 1951. Civil Engineer. Deputy Board Member since 2000. Executive Vice President since 1992 and Deputy President since 2000.

Other directorships: Chairman of Danderyds Sjukhus AB, Citystaden Förvaltning AB, Creo Sommarlandsparkering AB, FöreningsSparbanken Administration AB, FöreningsSparbanken Datainvest AB, FöreningsSparbanken Företagskredit AB, the FöreningsSparbanken Group's Kopparmyntet profit-sharing fund, Mandamus AB and Mandamus Borås AB. Board Member of OM Gruppen AB, the Swedish Financial Accounting Standards Council, Marakanda Marknadsplats AB, AB Spintab and Alfaros AB. Deputy Member of Affärsbankernas Serviceaktiebolag and the Swedish Bankers Association.

Holding: 0 shares and 20,000 warrants.

15. JUDITH SAND

Internal Audit. Born 1942. Bachelor of Laws and Socio-economist. Employed since 1985. Adjunct Member of the Board.

Holding: 480 shares and 5,000 warrants.

16. OLOV LYDÉN

Secretary of the Board of Directors and the Executive Management. Born 1948. Bachelor of Laws. Employed since 1982.

Holding: 2,500 shares and 20,000 warrants.



12.
13.
14.
15.
16.

Executive Management

1. NILS-FREDRIK NYBLÆUS
Deputy President and Chief Financial Officer, CFO. Born 1951. Graduate Business Administrator. Employed since 1991.

Holding: 0 shares and 20,000 warrants.

2. BIRGITTA JOHANSSON-HEDBERG
President and CEO. Born 1947. Reg. Psychologist. Employed since 2000.

Holding: 9,645 shares and 20,000 warrants.

3. GÖRAN THEORDORSSON
Executive Vice President, Human Resources and Skills Development. Born 1948. Economist. Employed since 1969.

Holding: 480 shares and 20,000 warrants.

4. BENGT-ERIK LINDGREN
Executive Vice President, Head of the Lending business area and President of AB Spintab. Born 1950. Graduate Economist. Employed since 1975.

Holding: 900 and 21,000 warrants.

1. 2. 3. 4.



5. ANNIKA WIJKSTRÖM
Executive Vice President and Head of Alliances (Independent Savings Banks and Jointly Owned Banks, FIH, Hansapank, Aktia Sparbank, Sparebank 1 Gruppen and Erste Bank). Born 1951. Bachelor of Arts. Employed since 1986.

Holding: 150 shares and 20,000 warrants.

6. ANDERS EK
Executive Vice President, Head of the Savings business area and President of AB Robur. Born 1948. Graduate Economist. Employed since 2000.

Holding: 0 and 20,000 warrants.

7. INGRID PERSSON
Executive Vice President and Head of Retail (branch operations and telephone and Internet sales). Born 1948. Graduate Economist. Employed since 1994.

Holding: 750 shares and 20,000 warrants.

8. KAISA BRATT
Union representative. Born 1941. Secondary School Graduate. Employed since 1973.

Holding: 480 shares and 5,000 warrants.

5. 6. 7. 8.



9. JAN LIDÉN
Executive Vice President and Head of the Swedbank Markets business area. Born 1949. Graduate Business Administrator. Employed since 1990.

Holding: 480 shares and 10,000 warrants.

10. GERT ENGMAN
Executive Vice President, Chief Information Officer, CIO and Head of the E-business area. Born 1949. Graduate Economist. Employed since 1993.

Holding: 480 shares and 20,000 warrants.

11. LARS-ERIK KVIST
Executive Vice President and Chief Credit Officer, CCO. Born 1945. Graduate Business Administrator. Employed since 1974.

Holding: 2,580 shares and 20,000 warrants.

12. STAFFAN SALÉN
Executive Vice President and Head of Information and Investor Relations. Born 1967. Graduate Business Administrator. Employed since 1998. Adjunct Member of the Executive Management.

Holding: 3,000 shares and 0 warrants.

9. 10. 11. 12.



Other Senior Executives, Group Council

Jan Alexandersson, Head of FöreningsSparbanken by Telephone.
Born 1951. Graduate Business Administrator. Employed since 1976.
Holding: 0 shares and 3,000 warrants.

Sören Andersson, Vice President, Strategic Development and Planning.
Born 1945. Bachelor of Arts. Employed since 1969.
Holding: 480 shares and 20,000 warrants.

Kjell Ardhede, Vice President and Regional Manager for Gothenburg and Bohuslän.
Born 1944. Business Economist. Employed since 1993.
Holding: 500 shares and 13,500 warrants.

Per Aspegren, Head of Capital Markets.
Born 1959. Graduate Business Administrator. Employed since 1983.
Holding: 0 shares and 5,000 warrants.

Håkan Berg, Vice President, Regional Manager for Stockholm and Deputy Head of Retail.
Born 1955. Bachelor of Laws. Employed since 1984.
Holding: 0 shares and 20,000 warrants.

Gunilla Brynell-Johansson, Vice President and Regional Manager for Southeastern Sweden.
Born 1956. Business Economist. Employed since 1979.
Holding: 181 shares and 3,000 warrants.

Peter Carlén, President of FöreningsSparbanken Finans.
Born 1954. Market Economist. Employed since 1994.
Holding: 0 shares and 5,000 warrants.

Robert Charpentier, Deputy Head of Swedbank Markets.
Born 1965. Master of Economics. Employed since 1997.
Holding: 153 shares and 20,000 warrants.

Leif Ekbom, Vice President and Regional Manager for Western Sweden with responsibility for the agricultural sector.
Born 1954. Business Economist. Employed since 1977.
Holding: 153 shares and 20,000 warrants.

Lars Eklund, Vice President and Head of Operational Risks, Security, Legal Affairs, Environmental Affairs, EMU and Crisis Management.
Born 1945. Bachelor of Laws. Employed since 1989.
Holding: 1,980 shares and 20,000 warrants.

Lennart Haglund, Vice President and Regional Manager for Southern Sweden.
Born 1947. Market Economist. Employed since 1999.
Holding: 1,000 shares and 10,000 warrants

Lisbeth Hansson, Head of the Support unit.
Born 1947. Bachelor of Arts. Employed since 1990.
Holding: 150 shares and 0 warrants.

Kjell Hedman, Vice President and Regional Manager for Central Sweden.
Born 1951. Economist. Employed since 1985.
Holding: 0 shares and 5,000 warrants.

Britt Henriksson, Vice President and Regional Manager for Northern Sweden.
Born 1949. Employed since 1969.
Holding: 0 shares and 20,000 warrants.

Mikael Inglander, Head of the Payments business area.
Born 1963. Graduate Business Administrator. Employed since 1988.
Holding: 0 shares and 5,000 warrants.

Mats Lagerqvist, Vice President of Robur AB.
Born 1964. Graduate Business Administrator. Employed since 1987.
Holding: 0 shares and 10,000 warrants.

Håkan Nygren, Head of FöreningsSparbanken's Internet operations.
Born 1959. Civil Engineer. Employed since 1988.
Holding: 0 shares and 1,000 warrants.

Fredrik Runnquist, IT Manager.
Born 1947. Civil Engineer/Graduate Business Administrator. Employed since 2000.
Holding: 0 shares and 20,000 warrants.

Åsa Wilson Bergstedt, Head of the Independent Savings Banks and Jointly Owned Banks unit.
Born 1963. Bachelor of Laws. Employed since 1994.
Holding: 0 shares and 6,500 warrants.

Addresses

FöreningsSparbanken AB
Registration number 502017-7753
Registered office: Stockholm
Visiting address: Brunkebergstorg 8
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-796 80 92
www.foreningssparbanken.se
e-mail: info@foreningssparbanken.se

Swedbank Markets
Visiting address: Regeringsgatan 13
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-5859 25 63
www.foreningssparbanken.se/swedbankmarkets
e-mail: info.swedbankmarkets@foreningssparbanken.se

Subsidiaries in Sweden

AB Spintab
Registration number 556003-3283
Registered office: Stockholm
Visiting address: Regeringsgatan 13
Mailing address: SE-106 11 Stockholm
Telephone: +46-8-5859 21 00
Fax: +46-8-10 79 70
www.foreningssparbanken.se/spintab
e-mail: info.spintab@foreningssparbanken.se

Robur AB
Registration number 556110-3895
Registered office: Stockholm
Visiting address: Malmtorgsgatan 8
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 24 00
Fax: +46-8-796 49 85
www.foreningssparbanken.se/robur
e-mail: info@robur.se

Robur Försäkring AB
Registration number 516401-8292
Registered office: Stockholm
Visiting address: Drottninggatan 29
Mailing address: Box 16426, SE-103 27 Stockholm
Telephone: +46-8-657 20 00
Fax: +46-8-790 00 94
www.foreningssparbanken.se/forsakring
e-mail: kundtjanst.sparfond@foreningssparbanken.se

FöreningsSparbanken Finans AB
Registration number 556131-3395
Registered office: Stockholm
Visiting address: Brunkebergstorg 8
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 22 00
Fax: +46-8-21 34 67
www.foreningssparbanken.se/finans
e-mail: info.finans@foreningssparbanken.se

Kundinkasso Aktiebolag K.I.A.B.
Registration number 556209-5363
Registered office: Gothenburg
Visiting address: Drakegatan 7-9
Mailing address: Box 256, SE-401 24 Gothenburg
Telephone: +46-31-733 32 00
Fax: +46-31-40 09 14
www.foreningssparbanken.se/kundinkasso
e-mail: info.kundinkasso@foreningssparbanken.se

FöreningsSparbanken Administration AB
Registration number 556284-5387
Registered office: Stockholm

FöreningsSparbanken Fastighetsbyrå AB
Registration number 556090-2115
Visiting address: Sveavägen 149, 2 tr
Mailing address: Box 23164, SE-104 35 Stockholm
Telephone: +46-8-5454 55 00
Fax: +46-8-5454 55 21
www.fastighetsbyra.foreningssparbanken.se
e-mail: info@fastighetsbyra.foreningssparbanken.se

FöreningsSparbanken Öland AB
Registration number 516401-0034
Registered office: Borgholm
Visiting address: Storgatan 15
Mailing address: Box 26, SE-387 21 Borgholm
Telephone: +46-485-56 45 00
Fax: +46-485-125 62

International subsidiaries

AS Hansapank
Registered office: Tallinn
Liivalaia 8
EE-150 40 Tallinn
Estonia
Telephone, switchboard: +372-6 131 310
Telephone: +37-261 313 11
Fax: +37-261 314 10
www.hansa.ee
Representative: Mari Saraskin
e-mail: mari.saraskin@hansa.ee
Swift: HABA EE2X

Finansieringsinstituttet for Industri og Håndværk A/S (FIH)
Registration number 28 827
Registered office: Frederiksberg
La Cours vej 7
DK-2000 Frederiksberg
Denmark
Telephone: +45-381 668 00
Fax: +45-381 668 01
www.fih.dk
e-mail: info@fih.dk

Swedbank (Luxembourg) S.A.
Registration number 302018-5066
Registered office: Luxembourg
Irja Hedin
8-10 Avenue de la Gare
L-1610 Luxembourg
Mailing address: PO Box 1305
L-1013 Luxembourg
Telephone: +35-24 04 94 01
Fax: +35-24 04 94 04
www.swedbank.lu
e-mail: info@swedbank.lu
Swift: SWED LULL

Swedbank Securities Incorporated
Registered office: New York
Swedbank Inc.
Delaware

International branches

Denmark
FirstviewBank
Peter Nordblad
La Cours vej 7
DK-2000 Frederiksberg
Denmark
Telephone: +45-381 508 00
Fax: +45-381 508 01
www.firstviewbank.com
e-mail: contactcenter@firstviewbank.com

Norway
FöreningsSparbanken Oslo
Gry H Killingstad
Stortingsgaten 22
PO Box 1333 Vika
N-0112 Oslo
Norway
Telephone: +47-22 40 54 00
Fax: +47- 22 41 13 40
e-mail: post@forenin

Great Britain
Swedbank, London Branch
Julian Daley/Jim Linford
Swedbank House
42 New Broad Street
London EC2M 1SB
Great Britain
Telephone: +44-171-256 6000
Fax: +44-171-638 1101
Telex: 290315
Swift: SWED GB 2L

USA
Swedbank, New York Branch
John Matthews
One Penn Plaza, 15th floor,
New York, NY 10119
USA
Telephone: +1-212-486-8400
Fax: +1-212-486-3220
Swift: SWED US 33

Associated companies in Sweden

Bergslagens Sparbank AB
Registered office: Lindesberg
Visiting address: Kungsgatan 13
Mailing address: Box 114, SE-711 23 Lindesberg
Telephone: +46-581-880 10
Fax: +46-581-179 70

Eskilstuna Rekarne Sparbank AB
Registration number 516401-9928
Registered office: Eskilstuna
Visiting address: Kungsgatan 5
Mailing address: SE-631 93 Eskilstuna
Telephone: +46-16-15 80 00
Fax: +46-16-12 20 84
www.ersab.se

Färs & Frosta Sparbank AB
Registration number 516401-0091
Registered office: Hörby
Visiting address: Gamla Torg 1
Mailing address: Box 53, SE-242 21 Hörby
Telephone: +46-415-173 00
Fax: +46-415-101 20
www.farsofrostasparbank.se

FöreningsSparbanken Sjuhärad AB
Registration number 516401-9852
Registered office: Borås
Visiting address: Allégatan 55
Mailing address: Box 1730, SE-501 17 Borås
Telephone: +46-33-16 65 00
Fax: +46-33-16 66 60

FöreningsSparbanken Söderhamn AB
Registration number 516401-0042
Registered office: Söderhamn
Visiting address: Kungsgatan 11
Mailing address: Box 13, SE-826 21 Söderhamn
Telephone: +46-270-722 00
Fax: +46-270-186 90
www.fsbankensoderhamn.se

Marakanda
Registered office: Stockholm
Visiting address: Gustavlundsvägen 143
Mailing address: Box 823, SE-161 24 Bromma
Telephone: +46-8-585 020 00
www.marakanda.net
e-mail: kontakt@marakanda.net

VPC AB
Registration number 556112-8074
Registered office: Stockholm
Visiting address: Regeringsgatan 65
Mailing address: Box 7822, SE-103 97 Stockholm
Telephone: +46-8-402 90 00
Fax: +46-8-24 67 88

International associated companies

Aktia Sparbank Abp
Visiting address: Mannerheimvägen 14
Mailing address: PB 207
FIN-00101 Helsinki
Finland
Telephone, switchboard: +358-10-247 50 00
Fax: +358-10-247 63 56
www.aktia.fi
Representative: Thomas Bornemar
E-mail: thomas.bornemar@foreningssparbanken.se

SpareBank 1 Gruppen AS
Visiting address: Henrik Ibsensgate 12
Mailing address: PO Box 778 Sentrum
N-0106 Oslo
Norway
Telephone: +47-21 02 00 00
Fax: +47-21 02 00 01
www.sparebank1.no
e-mail: post@sparebank1.no

Representative offices

Japan
Swedbank
Robert Stenram
Swedbank Tokyo
8F Shibakoen 32, Mori Building
3-4-30 Shibakoen
Minato-ku
Tokyo 105-0011
Japan
Telephone: +81-357 772 081
Fax: +81-357 772 084
e-mail: swedbank.tokyo@foreningssparbanken.se

China
Liu Zhimei
Swedbank Shanghai Representative Office
POS Plaza, 1501 (15th floor)
1600 Century Avenue
Pudong
Shanghai 2000122
China
Telephone: +86-215 830 2302
Fax: +86-215 820 0022

Graphic Design & Art Direction: Silver
Production: LT Layout
Photography: Mattias Edwall/Skarp
besides The Board of Directors and Executive Management
Printing: Ljungföretagen Tryckeri AB, Örebro, Sweden, 2001
The printer is environmentally certified according to ISO 14001. The paper bears the Swan mark, the symbol of environmental protection in the Nordic countries, Silverblade.

FöreningsSparbanken AB (publ) Swedbank

Organization No. 502017 – 7753

The company has its registered office in Stockholm

Visiting address: Brunkebergstorg 8

Postal address: 105 34 Stockholm

Tel: +46-8-5859 00 00

Fax: +46-8-796 80 92

Telex: General 12826 swedbnk s

Internet: www.foreningssparbanken.se

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